AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 9, 1999
                                                      REGISTRATION NO. 333-90881

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------

                                AMENDMENT NO. 1
                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                 ---------------
                        SAVVIS COMMUNICATIONS CORPORATION
             (Exact name of registrant as specified in its charter)

      DELAWARE                                    6719                         43-1809960
   (State or other jurisdiction of     (Primary Standard Industrial        (I.R.S. Employer
    incorporation or organization)     Classification Code Number)         Identification Number)

                                 ---------------
                        SAVVIS COMMUNICATIONS CORPORATION
                           12007 SUNRISE VALLEY DRIVE
                                RESTON, VA 20191
                                 (877) 728-8474
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                 ---------------
                             STEVEN M. GALLANT, ESQ.
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                        SAVVIS COMMUNICATIONS CORPORATION
                           12007 SUNRISE VALLEY DRIVE
                                RESTON, VA 20191
                                 (877) 728-8474
    (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ---------------
                                   Copies to:
     CHRISTINE M. PALLARES, ESQ.                  ANDREW R. SCHLEIDER, ESQ.
       HOGAN & HARTSON L.L.P.                     JEANNE M. CAMPANELLI, ESQ.
          885 THIRD AVENUE                           SHEARMAN & STERLING
         NEW YORK, NY 10022                          599 LEXINGTON AVENUE
           (212) 409-9800                             NEW YORK, NY 10022
                                                       (212) 848-4000

                                 ---------------
         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.
         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |_|
         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                                 ---------------
         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where their offer or sale is not permitted.


PROSPECTUS (SUBJECT TO COMPLETION DATED DECEMBER 9, 1999)
ISSUED _____________, 1999

                               ___________ SHARES

                    SAVVIS COMMUNICATIONS CORPORATION [LOGO]

                                  COMMON STOCK

         SAVVIS Communications Corporation is offering shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $___ and $__ per share.

         We have filed an application for our common stock to be quoted on the Nasdaq National Market under the symbol "SVVS."

         INVESTING IN OUR COMMON STOCK INVOLVES RISKS. PLEASE READ THE RISK FACTORS BEGINNING ON PAGE ___ BEFORE MAKING A DECISION TO INVEST IN OUR COMMON STOCK.


                                              Underwriting
                                              discounts and
                     Price to Public          commissions             Proceeds to SAVVIS
                     ---------------          -----------             ------------------

Per share            $                        $                       $
Total                $                        $                       $

         We have granted the underwriters the right to purchase up to an additional ____ shares to cover over-allotments.

   ______________ expects to deliver the shares to purchasers on ___________.

                                ----------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SHARES OF COMMON STOCK OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                               Joint Bookrunners

Merrill Lynch & Co.                                   Morgan Stanley Dean Witter

                                TABLE OF CONTENTS


                                                PAGE                                                          PAGE
                                                ----                                                          ----


   Prospectus Summary...........................  5         Management.........................................   74
   Risk Factors................................. 12         Transactions with Affiliates.......................   83
   Forward-Looking Statements................... 26         Principal Stockholders.............................   84
   Use of Proceeds.............................. 27         Description of Capital Stock.......................   86
   Dividend Policy.............................. 27         Shares Available for Future Sale...................   89
   Capitalization............................... 28         Underwriters.......................................   91
   Dilution..................................... 29         Validity of the Shares.............................   93
   Unaudited Pro Forma Consolidated                         Experts............................................   93
     Financial Statements....................... 31         Where You May Find Additional
   Selected Historical Consolidated                            Information.....................................   93
     Financial Data............................. 36         Index to Financial Statements......................   F-1
   Management's Discussion and Analysis
     of Financial Condition and Results
     of Operations.............................. 38
   Business..................................... 48

                           ---------------------------

         WE HAVE NOT TAKEN ANY ACTION TO PERMIT A PUBLIC OFFERING OF THE SHARES OF COMMON STOCK OUTSIDE THE UNITED STATES OR TO PERMIT THE POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS OUTSIDE THE UNITED STATES. PERSONS OUTSIDE THE UNITED STATES WHO COME INTO POSSESSION OF THIS PROSPECTUS MUST INFORM THEMSELVES ABOUT AND OBSERVE ANY RESTRICTIONS RELATING TO THE OFFERING OF THE SHARES OF COMMON STOCK AND THE DISTRIBUTION OF THIS PROSPECTUS OUTSIDE OF THE UNITED STATES.
                           ---------------------------

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTUS MAY HAVE CHANGED SINCE THAT DATE.
                           ---------------------------

         Until ________, _____, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
                           ---------------------------
                               GENERAL INFORMATION

         Market data and certain industry forecasts used throughout this prospectus were obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information contained in those publications has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys, industry forecasts and market research, while believed to be reliable, have not been independently verified, and neither we nor the underwriters make any representations as to the accuracy of such information.

         Pro forma adjustments show the impact of how the transfer of the network assets, the acquisition of us by Bridge, and the consummation of this offering, might have affected the historical financial statements had they occurred at an earlier date.

                           ---------------------------

                               PROSPECTUS SUMMARY

         The information below is only a summary of more detailed information included in other sections of this prospectus. This summary may not contain all the information that is important to you or that you should consider before buying shares in the offering. The other information is important, so please read this entire prospectus carefully.

         The terms "SAVVIS," "we," "us" and "our" as used in this prospectus refer to SAVVIS Communications Corporation, formerly SAVVIS Holdings Corporation, and its subsidiaries, except where by the context it is clear that such terms mean only SAVVIS Communications Corporation. The term "Bridge" refers to Bridge Information Systems, Inc. and its subsidiaries, which owns approximately 75% of our common stock.

         Unless otherwise indicated, all information in this prospectus assumes the underwriters do not exercise their over-allotment option and reflects our 72,000-for-1 stock split of our outstanding common stock, issued in connection with the acquisition of us by Bridge, which took place on July 22, 1999. We are currently negotiating to enter into a network services agreement and other related agreements with Bridge, which are described under "Business -- Bridge Relationship." The information in this prospectus also assumes that the transfer of the network assets from Bridge to SAVVIS and the execution of the network services agreement and other related agreements, that we expect to be completed by December 31, 1999, have been completed.

                                     SAVVIS

         We are a leading provider of high quality, high performance global networking and Internet solutions to medium and large businesses, multinational corporations and Internet service providers. We currently offer a wide range of managed data network services, high bandwidth Internet access, virtual private networks, Internet security services and colocation services.

THE SAVVIS PROACTIVE(SM) NETWORK

         The SAVVIS ProActive(SM) Network was created through the combination of the Bridge network, which was constructed to meet the exacting requirements of the financial services industry worldwide, and the SAVVIS network, which was constructed to provide high quality Internet access in the United States.

         Bridge utilizes the SAVVIS ProActive(SM) Network to deliver Bridge's content and applications to over 5,000 financial institutions, including 75 of the top 100 banks in the world and 45 of the top 50 brokerage firms in the United States. We provide services, through Bridge, to Chase Manhattan Bank and Morgan Stanley Dean Witter and directly to approximately 700 customers, including ebay Inc., CDNow, Inc. and Sage Networks, Inc.

         The SAVVIS ProActive(SM) Network was constructed to meet the real-time data delivery requirements of the most demanding customers. Our network is one of the largest data networks in the world, has been operational since 1996 and has over 6,000 buildings on-net in 75 of the world's major commercial centers in 47 countries. We expect to be connected to 81 cities in 52 countries by the beginning of 2000. Our network architecture is based on asynchronous transfer mode, or ATM, frame relay and Internet protocol, or IP, architectures. Additionally, our 75 city global system connects to eight PrivateNAPs(SM), which will be expanded to twelve by March 2000, allowing our global network to by-pass the congested public Internet access points. This network design enables us to provide real-time packet delivery and guarantee low latency and low packet loss. The network also allows us to tailor our service offerings to our customers' needs and to offer a range of quality of service levels.

         We are enhancing the capabilities of our network and the services which can be offered on it through the upgrade and expansion of our colocation facilities. During 2000, we expect to complete upgrades and construction of over 250,000 square feet of colocation space in eight U.S. cities and London.

HISTORY

         Over the last four years Bridge, a leading provider of financial content, constructed one of the most sophisticated IP/ATM networks in the world. Bridge's network was built to serve some of the largest financial institutions and institutional investors in the world. These active financial market participants rely on information received continuously from Bridge to make trading and investment decisions throughout the business day. Bridge must deliver this information instantaneously and reliably. Accordingly, Bridge built a highly redundant fault tolerant network to deliver volume intensive, real time financial data and news to over 250,000 trading terminals around the globe.

         From January 1996 to November 1999, Bridge IP network connections grew from 250 to 10,000, a compound average annual growth rate of over 160%. During 1999 Bridge IP network connections have increased an average of 600 per month, or 250% in the aggregate. This growth has occurred as Bridge has converted customer connections from legacy protocols to IP, together with new subscriptions for IP delivered products. Bridge's proprietary network monitoring and customer support systems manage over 10,000 routers and servers, which we believe is the largest managed IP network in the world. Additionally, Bridge has a highly experienced group of network engineers, technical support representatives and customer call center personnel to support their services.

         The SAVVIS network was designed to provide high quality Internet access services through its 22 city system, including eight PrivateNAPs(SM), which allow our customers' traffic to bypass the congested public Internet access points. The high performance of SAVVIS Internet access service has been independently verified by Keynote Systems in a study in which we have consistently been rated among the top three Internet backbone providers for performance based on mean file download times throughout 1999.

         In connection with our acquisition of Bridge's IP network and the related agreements, Bridge will transfer certain highly skilled people to us and we will purchase certain other support services from them. Additionally, we have entered into a network services agreement with Bridge which commits Bridge to purchase at least $ ____ million of network services from us each year through ______, 2009.

         COMPETITIVE STRENGTHS

         Our target customers are those businesses that are intensive users of data communications that require a high quality of service for their Internet, intranet and extranet needs. Our competitive strengths in servicing these customers include:

         LARGE, SOPHISTICATED CUSTOMER BASE. We currently provide real-time managed data services to Bridge to enable the delivery of Bridge content and applications to over 5,000 financial institutions worldwide. These companies are among the world's most demanding users of corporate data services, and the SAVVIS ProActive(SM) Network was designed and is operated to high standards of speed and redundancy to satisfy their requirements. With the SAVVIS ProActive(SM) Network in place, the marginal cost of providing additional services to these customers is low. Additionally, the marginal cost of making our high quality services available to new customers, including medium and small businesses, and new vertical markets is also low. We believe providing service, through Bridge, to the world's leading financial institutions will significantly advance our brand building efforts and enhance our prospects for winning new business.

         UNIQUE NETWORK ENGINEERED FOR REAL-TIME PERFORMANCE. Our network architecture allows us to deliver real-time, volume intensive data services to the most demanding customers. In order to achieve this, we designed our network to be highly redundant, including multiple backbone, local loop and Internet connections. In addition, our system of PrivateNAPs(SM) allows our Internet traffic to bypass the heavily congested public access points of the Internet, thereby reducing data loss and latency, and improving reliability and performance. We also use proprietary routing and network management policies to enhance our network efficiency and to maintain a high quality of service. The reliability and functionality of our network allows us to provide our customers with a range of services and quality of service levels that we believe are unique to the industry.

         GLOBAL ON-NET PRESENCE. We operate one of the largest managed data networks in the world, reaching 47 countries, with facilities in 75 major cities, including 53 international cities and 22 U.S. cities. These cities generate a significant percentage of the world's total data traffic and we intend to continue to extend the scope of our network by connecting an additional 24 cities in 2000. Currently, the network has over 6,000 buildings on-net. These on-net buildings are typically occupied by multiple businesses to which we can deliver our services with low marginal cost.

         SINGLE SOURCE SERVICE OFFERING. We provide our customers with a single source for a wide range of global networking, Internet, and colocation solutions. Our global networking solutions include managed data, virtual private network and dial-up access services. Our Internet-related services include dedicated access, digital subscriber line, or DSL, and Internet security services. All of our services are offered as service only, turnkey solutions or fully managed solutions depending on customer requirements and the capabilities of their internal information technology staff.

         WORLD-CLASS SERVICE THROUGH PROPRIETARY SYSTEMS. Our global network operations center in St. Louis and our regional network operations centers in London and Singapore are equipped with sophisticated, proprietary network monitoring, management, reporting and diagnostic tools for network troubleshooting. These systems enable real-time remote monitoring and management of our network equipment and customer service. Our customers have a single point of contact, on a 24x365 basis, for support inquiries and receive prompt notification of events that might impact service quality, such as network congestion, equipment failures and network or power outages. Our unique global network also enables us to provide our customers an extremely high level of service. We commit this level of service to our customers in writing in service level agreements. Our service level agreements are guarantees to our customers of high quality service measured in terms of network availability, latency, packet loss and other metrics.

         BUSINESS STRATEGY

         Our strategy is to tap the rapidly growing market for reliable, high speed data communications and Internet services. In pursuit of this strategy, we intend to:

o provide a single source for high quality Internet and managed network solutions;

o        expand our network and PrivateNAP(SM) infrastructure;

o        exploit our on-net building presence;

o        capitalize on Bridge's relationships to penetrate its customer base;

o        grow domestic and international distribution channels;

o        provide enabling infrastructure for e-commerce solutions; and

o        develop and market new services.

         Our principal executive office is located at 12007 Sunrise Valley Drive, Reston, Virginia 20191, and our telephone number is (877) 728-8474.

                                  THE OFFERING



Common stock offered....................................................     ___________ shares.
Common stock to be outstanding after this offering.......................    ___________ shares.
Over-allotment option....................................................    ___________ shares.
Use of proceeds..........................................................    We will  receive net  proceeds  from this
                                                                             offering    of    approximately    $_____
                                                                             million,  assuming  a per share  price of
                                                                             $_______.   We  expect  to  use  the  net
                                                                             proceeds     primarily     for    capital
                                                                             expenditures   relating  to  our  network
                                                                             expansion,  to fund sales,  marketing and
                                                                             other   operating   expenses   and  other
                                                                             general corporate purposes.

Dividend policy....................................................          We do not intend to pay  dividends on our
                                                                             common   stock   for   the    foreseeable
                                                                             future.  We plan to retain  any  earnings
                                                                             for use in the  operation of our business
                                                                             and to fund future growth.

Nasdaq National Market symbol......................................          "SVVS"


         This information is based on our shares outstanding on _________, _______. This information excludes ______________ shares of common stock underlying options granted under our stock option plans outstanding as of _________, _______ at a weighted average exercise price of $____ per share.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

                (dollars in thousands, except per share amounts)

         We derived the summary historical consolidated financial data presented below as of and for each of the three years in the period ended December 31, 1998 from our audited consolidated financial statements. We derived the summary historical consolidated financial data presented below for the six months ended June 30, 1998, the period from January 1, 1999 to April 6, 1999 and the period from April 7, 1999 to June 30, 1999 and as of June 30, 1999 from our unaudited consolidated financial statements. We prepared the unaudited financial statements on substantially the same basis as our audited financial statements and, in our opinion, the unaudited financial statements include all adjustments necessary for a fair presentation of the results of operations for those periods. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year. You should read the information set forth below together with the discussion under "Unaudited Pro Forma Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes to those financial statements that are in the back of this prospectus.

         On April 7, 1999, Bridge acquired all our equity securities and accounted for the acquisition as a purchase transaction. Since the purchase transaction resulted in our company becoming a wholly-owned subsidiary of Bridge, SEC rules required us to establish a new basis of accounting for the purchased assets and liabilities. As such, the accounting for the purchase transaction has been "pushed down" to the books of SAVVIS. As a result, the purchase price has been allocated, on a preliminary basis, to the underlying assets purchased and liabilities assumed based on their estimated fair market values at the acquisition date. The resulting impact in our financial statements was to increase intangibles, goodwill and other liabilities, to decrease fixed assets, and to increase additional paid-in capital. The unaudited historical consolidated balance sheet data as of June 30, 1999 and consolidated statement of operations data for the period from April 7, 1999 through June 30, 1999 give effect to our acquisition by Bridge and are labeled "Successor." Unaudited historical financial data for the periods prior to the acquisition are labeled "Predecessor."

         Pro forma data for the year ended December 31, 1998 and the six months ended June 30, 1999 give effect to the acquisition of our company by Bridge, our purchase of network assets from Bridge, and the sale of common stock in this offering as if they had occurred at the beginning of 1998 for the statement of operations data and at June 30, 1999 for the balance sheet data. For more detailed information on the pro forma financial data, see "Unaudited Pro Forma Consolidated Financial Statements."

         EBITDA represents earnings (loss) before depreciation and amortization, interest income and expense and income tax expense (benefit). We have included information concerning EBITDA because we understand that such information is used by investors as one measure of a company's operating performance. EBITDA is not determined in accordance with generally accepted accounting principles, is not indicative of cash used by operating activities and should not be considered in isolation or as an alternative to, or more meaningful than, measures of operating performance determined in accordance with generally accepted accounting principles. Additionally, you should not use EBITDA as a comparison between companies, as all companies may not calculate it in a similar manner.


                                                   PREDECESSOR                           PREDECESSOR        SUCCESSOR
                                          ----------------------------               --------------------   -----------
                                                   HISTORICAL           PRO FORMA        HISTORICAL         HISTORICAL   PRO FORMA
                                          ---------------------------- -----------   --------------------   -----------  ----------
                                                                                                  PERIOD      PERIOD
                                                                                                   FROM        FROM
                                                                          YEAR      SIX MONTHS   JANUARY 1    APRIL 7    SIX MONTHS
                                             YEAR ENDED DECEMBER 31,      ENDED        ENDED         TO         TO          ENDED
                                          ---------------------------  DECEMBER 31,   JUNE 30,     APRIL 6,   JUNE 30,    JUNE 30,
                                            1996      1997      1998      1998          1998        1999       1999         1999
                                          --------  -------- --------- -----------    -------     -------    --------     --------

STATEMENT OF OPERATIONS DATA:
   Revenues                                 $  290  $  2,758  $ 13,674  $ 13,674       $ 5,092     $5,440     $ 5,913     $ 11,353
   Direct costs and operating expenses:
     Data communications and operations      1,044    11,072    20,889    20,889         9,329      6,429       6,303       12,732
     Selling, general and administrative     1,204     5,130    12,245    12,245         4,553      4,651       5,355       10,006
     Depreciation and amortization             153       631     2,208    28,398           943        793       3,037       14,346
                                          --------  --------  --------- --------     ---------   --------   ----------    --------
       Total direct costs and operating
         expenses                            2,401    16,833    35,342    61,532        14,825     11,873      14,695       37,084
                                          --------  --------  --------- --------     ---------   --------   ----------    --------
   Loss from operations                     (2,111)  (14,075)  (21,668)  (47,858)       (9,733)    (6,433)     (8,782)     (25,731)
   Interest expense, net                        60       427        75     5,075           209        235         453        3,188
                                          --------  --------  --------- --------     ---------   --------   ----------    --------
     Net loss                              $(2,171) $(14,502) $(21,743)  (52,933)    $  (9,942)  $ (6,668)    $(9,235)    $(28,919)
                                          ========  ========  ========= ========     =========   =========  ==========    ========
  Basic and diluted net loss per share      $(2.42)  $(15.69)  $(16.28)                 $(8.06)    $(4.51)     $(0.13)
  Weighted average number of shares        895,764   933,922  1,482,151              1,350,341   1,670,709  72,000,000

OTHER FINANCIAL DATA:
   EBITDA                                  $(1,958) $(13,444) $(19,460) $(19,460)     $(8,790)   $(5,640)    $(5,745)     $(11,385)
   Capital expenditures                        884       697     1,688       --           772        275         368            --
   Cash used in operating activities        (1,293)  (10,502)  (20,560)      --       (11,548)    (6,185)     (6,120)           --
   Cash used in investing activities          (884)     (697)   (2,438)      --        (1,522)      (275)       (368)           --
   Cash provided by financing activities     2,740    12,024    24,121       --        16,961      4,533       6,424            --

                                                   PREDECESSOR            SUCCESSOR
                                          ---------------------------  --------------
                                                   HISTORICAL             HISTORICAL    PRO FORMA
                                          ---------------------------  -------------- --------------
                                               AS OF DECEMBER 31,
                                          ---------------------------    AS OF JUNE   AS OF JUNE 30,
                                            1996      1997      1998      30, 1999       1999
                                          --------  -------- --------   ------------  --------------
BALANCE SHEET DATA:
   Cash and cash equivalents                $  573    $1,398   $ 2,521    $   530     $ 70,030
   Goodwill and intangibles, net                          --     1,197     36,098       36,098
   Total assets                              1,888     4,313    11,454     45,292      164,792
   Debt and capital lease obligations        1,126     9,495     2,759     16,322       66,322
   Redeemable preferred stock, net of
   discount and deferred financing costs       500     5,261    37,937         --           --
   Stockholders' equity (deficit)             (693)  (15,395)  (35,157)    22,511       92,011


                                  RISK FACTORS

         You should consider carefully the following risks and the other information in this prospectus before deciding to invest in our common stock. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be materially adversely affected, and the market price of the common stock could decline. See "Forward-Looking Statements."

RISKS RELATED TO OUR BUSINESS

         A SIGNIFICANT PORTION OF OUR REVENUES IS EXPECTED TO COME FROM BRIDGE, AND THE LOSS OF BRIDGE AS A CUSTOMER OR REDUCED DEMAND FROM BRIDGE WOULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

         Bridge is expected to be our largest customer for the foreseeable future. Under the network services agreement, Bridge has agreed to purchase from us network services of at least $___ million annually through 2009, although the agreement could be terminated prior to its term under certain circumstances or Bridge could unexpectedly be unable to perform its obligations under the agreement. In addition, Bridge is entitled to terminate its network services agreement with us following a change of control. This could reduce the amount a third party would be willing to pay for us. The loss of Bridge as a customer, or reduced demand from Bridge, would materially reduce our expected revenues.

         OUR LIMITED HISTORY MAKES IT DIFFICULT FOR YOU TO EVALUATE OUR PERFORMANCE.

         Although we began operations in 1995, we only began offering data network and colocation services in September 1999. We expect to generate a substantial portion of our revenues from these services. In addition, many of our executive officers and key technical employees joined us recently, and we have adopted our business strategies recently. Because of our limited operating history, you have very limited operating and financial data about us upon which to base an evaluation of our performance and prospects and an investment in our common stock. Therefore, you should consider and evaluate our prospects in light of the risks and difficulties frequently encountered by rapidly growing companies, particularly companies in the rapidly evolving data networking, Internet access and colocation markets.

         OUR HISTORICAL FINANCIAL INFORMATION WILL NOT BE COMPARABLE TO OUR FUTURE FINANCIAL PERFORMANCE.

         We recently acquired Bridge's network assets and entered into an agreement to provide managed data network services to Bridge. As a result, the historical financial information included in this prospectus will not necessarily reflect our results of operations, financial position and cash flows in the future or what our results of operations, financial position and cash flows would have been had the transfer of assets from Bridge been effected, had we provided data network services to Bridge under the network services agreement, had we received certain services from Bridge under the technical services agreement and the administrative services agreement or had we provided data network and colocation services to other customers during the periods presented. Our results of operations, financial position and cash flows subsequent to the transfer are not and will not be comparable to prior periods.

         WE EXPECT TO CONTINUE TO INCUR SUBSTANTIAL LOSSES AND NEGATIVE OPERATING CASH FLOW.

         We incurred operating losses of approximately $2.2 million, $14.5 million and $21.7 million in 1996, 1997 and 1998, respectively, and had negative cash flows from operating activities for each of these years. As a result of such operating losses and working capital deficiencies, our independent auditors' report on our 1997 financial statements included an explanatory paragraph regarding our ability to continue as a going concern. We also had an operating loss of approximately $15.9 million, and net cash used in operating activities of approximately $12.3 million, in the first six months of 1999. We expect our operating expenses to increase significantly, especially in the areas of operations and sales and marketing, as we continue to develop and expand our business. As a result, we will need to increase our revenues significantly to generate cash flow from our operations. In addition, the amount we charge Bridge for its use of the network as the network existed on the date of the transfer of the network to us is based on an amount equal to our cash costs of operating the network. If Bridge does not purchase additional services from us to meet its customers' needs or if our costs of operating the network do not decline, the Bridge network services agreement will not generate either positive cash flow or income for us. We expect to incur significant net losses and negative cash flow from operating activities at least through 2002.

     OUR FAILURE TO MANAGE OUR GROWTH EFFECTIVELY COULD IMPAIR OUR BUSINESS.

         We expect our business to continue to grow rapidly, which may significantly strain our management, financial, customer support, sales, marketing and administrative resources, as well as our network operations and our management and billing systems. Such a strain on our managerial, operational and administrative capabilities could adversely affect the quality of our services and our ability to generate revenues. To manage our growth effectively, we will have to further enhance the efficiency of our operational support and other back office systems, and of our financial systems and controls. We will also have to expand, train and manage our employees to handle the increased volume and complexities of our business. We rely on Bridge to provide certain services to us and we have no control over Bridge's ability to accommodate our growth. In addition, if we fail to project traffic volume and routing preferences correctly, or fail to determine the appropriate means of expanding our network, we could lose customers, make inefficient use of our network, and have higher costs and lower profit margins.

         We have recently acquired a substantial proportion of our network assets from Bridge, assumed contracts from Bridge for various communications links, colocation space and service relationships and hired approximately 90 employees from Bridge. Our failure to employ systems and procedures that will manage effectively the acquired assets, the contract base and the employees would materially adversely affect our business.

         OUR SUBSTANTIAL  ONGOING  RELATIONSHIPS WITH BRIDGE ARE CRITICAL TO OUR
SUCCESS.  IF  BRIDGE  TERMINATES  ANY  OF  THESE  RELATIONSHIPS,   OUR  BUSINESS
PROSPECTUS WILL BE IMPAIRED.

         Bridge  provides  and is  expected  to  continue  to provide to us many
technical,   administrative   and  operational   services  and  related  support
functions, including technical and customer support service and project management in the procurement and installation of equipment. Bridge also has agreed to provide to us certain additional administrative and operational services, such as payroll and certain accounting functions, benefit management and office space. See "Business--Bridge Relationship." If Bridge unexpectedly stops providing these services for any reason, we could face significant challenges and costs in assuming these services or finding an alternative to Bridge. This could impair our operations and could harm our financial results.

         WE ARE CONTROLLED BY PARTIES WHOSE INTERESTS MAY NOT BE ALIGNED WITH YOURS.

         Bridge and Welsh, Carson, Anderson & Stowe, or Welsh Carson, a private equity firm, own approximately 75% and 12% of our common stock, respectively. In addition, Welsh Carson owns approximately 39% of Bridge's fully diluted capital stock. Consequently, Bridge, directly, and Welsh Carson, indirectly, control us and are in a position to elect a majority of our board of directors and control all matters affecting us.

         Some decisions concerning our operations or financial structure may present conflicts of interest between Bridge and Welsh Carson and our other stockholders. For example, Welsh Carson may make investments in other entities engaged in the telecommunications business, some of which may compete with us. Also, Bridge and Welsh Carson are under no obligation to bring us any investment or business opportunities of which they are aware, even if opportunities are within our scope and objectives.

         We have entered into a number of agreements with Bridge relating to the operation of our network and under which we provide managed data network services to Bridge and Bridge provides certain support services to us. Conflicts may arise in the negotiation of extensions or amendments to these agreements or their enforcement. In addition, our chairman of the board and acting president and chief executive officer is also chief technology officer at Bridge. See "Transactions with Affiliates."

         WE WILL REQUIRE ADDITIONAL CAPITAL TO CONDUCT OUR BUSINESS, BUT WE PRESENTLY DO NOT HAVE A CREDIT FACILITY OR OTHER SOURCE OF FUNDING.

         As we develop and expand our business, we will require significant capital to fund our capital expenditures, operating deficits and working capital needs, as well as our debt service requirements. We believe that our existing cash, cash equivalents, short-term investments and anticipated vendor financing, together with the net proceeds from this offering, will be sufficient to meet our capital requirements through the end of 2000. We currently estimate that we will make approximately $160 million of capital expenditures in 2000, and expect to make significant capital expenditures in the following years. In addition, we expect to continue to incur significant negative EBITDA at least through 2001. The actual amounts and timing of our future capital requirements may vary significantly from our estimates. Our capital needs may exceed our current expectations because of such factors as acquisitions that we may make, changes in the demand for our services, regulatory developments, the competitive environment in our markets or if we fail to expand our business as expected. In that case, we may need to seek capital or seek additional capital sooner than we expect and such additional financing may not be available on acceptable terms or at all. If we are unable to raise additional capital when needed, we may have to delay or abandon some or all of our expansion plans or otherwise forego market opportunities. We do not currently have a credit facility from which we could access additional capital.

         WE DEPEND ON KEY PERSONNEL. IF WE ARE UNABLE TO HIRE AND RETAIN QUALIFIED PERSONNEL, WE MAY BE UNABLE TO IMPLEMENT OUR BUSINESS STRATEGY EFFECTIVELY.

         Our future performance depends to a significant degree on the continued contributions of our management team, sales force and key technical personnel. The industries in which we compete are characterized by a high level of employee mobility and aggressive recruiting of skilled personnel. As a result, we may have difficulty in hiring and retaining highly skilled employees. Our continued success depends on our ability to attract, retain and motivate highly skilled employees. In particular, our business plan contemplates the significant expansion of our sales and marketing staff. We also are currently seeking to hire a new chief executive officer. Our acting president and chief executive officer was appointed in November 1999. Prior to that date he was, and continues to be, the chief technology officer at Bridge. As a result, he will not devote all of his time to his responsibilities at SAVVIS.

         THE INTERNATIONAL SCOPE OF OUR OPERATIONS MAY ADVERSELY AFFECT OUR BUSINESS.

         We  expect  a  significant   portion  of  our  growth  will  come  from
international operations. We expect to face certain general risks associated with the conduct of an international business. These risks include:

o        longer payment cycles;

o        problems in collecting accounts receivable;

o regulatory restrictions or prohibitions on the provision of our services;

o        tariffs and other trade barriers;

o fluctuations in currency rates and foreign exchange controls that restrict or prohibit repatriation of funds;

o        political risks; and

o        potentially   adverse  tax   consequences   of  operating  in  multiple
         jurisdictions.

         FAILURES IN OUR NETWORK OPERATIONS CENTER OR NETWORK COULD DISRUPT OUR ABILITY TO PROVIDE OUR DATA NETWORKING, INTERNET ACCESS AND COLOCATION SERVICES, WHICH COULD EXPOSE US TO LIABILITY AND INCREASE OUR CAPITAL COSTS.

         Our ability to successfully implement our business plan depends upon our ability to provide high quality, reliable services. Interruptions in our ability to provide our data networking, Internet access and colocation services to our customers could adversely affect our business and reputation. Our operations depend upon our ability to protect our equipment and our network infrastructure, including our connections to our backbone providers, and our customers' data and equipment, against damage from natural disasters, as well as power loss, telecommunications failure and similar events. Despite the precautions that we have taken or may take in the future, such as building significant redundancy into our network, the occurrence of a natural disaster or other unanticipated problem could result in interruptions in the services we provide to our customers and could seriously harm our business and business prospects.

         WE ARE HIGHLY DEPENDENT ON OUR SUPPLIERS, AND ANY INTERRUPTIONS COULD IMPAIR OUR SERVICE TO OUR CUSTOMERS.

         If we are unable to obtain required products or services from third-party suppliers on a timely basis and at an acceptable cost, we may be unable to provide our data networking, Internet access and colocation services on a competitive and timely basis. We are dependent on other companies to supply various key components of our infrastructure, including network equipment, backbone connectivity, local loops and Internet access. If our suppliers fail to provide products or services on a timely basis, we may be unable to meet our customer service commitments and as a result we may experience increased costs or loss of revenue.

         IF WE ARE UNABLE TO EXPAND OUR NETWORK AS EXPECTED, OUR RESULTS OF OPERATIONS WOULD BE ADVERSELY AFFECTED.

         Our success will depend on our ability to continue to expand our network on a timely basis. A number of factors could hinder the expansion of our network. These factors include cost overruns, the unavailability of appropriate facilities, communications capacity or additional capital, strikes, shortages, delays in obtaining governmental or other third-party approvals, natural disasters and other casualties, and other events that we cannot foresee. In addition, expanding or enhancing our network, including through hardware or software upgrades, could result in unexpected interruptions of services to our customers.

         IF OUR ESTIMATES REGARDING OUR TRAFFIC LEVELS ARE NOT CORRECT, WE MAY HAVE TOO MUCH OR TOO LITTLE CAPACITY.

         We rely on other carriers to provide certain transmission services. Because our leased capacity costs are generally fixed monthly payments based on the capacity made available to us, failing to correctly estimate the transmission capacity we will need could increase the cost and reduce the quality of our services. Underestimation of traffic levels could lead to a shortage of capacity, requiring us to lease more capacity, which may be at unfavorable rates, or could lead to a lower quality of service because of increased packet loss and latency. Overestimation of traffic levels, because our traffic volumes decrease or do not grow as expected, would result in idle capacity, thereby increasing our per-unit costs.

         OUR BRAND IS NOT AS WELL KNOWN AS SOME OF OUR COMPETITORS'. FAILURE TO DEVELOP BRAND RECOGNITION COULD HURT OUR ABILITY TO COMPETE EFFECTIVELY.

         We need to strengthen our brand awareness to realize our strategic and financial objectives. Many of our competitors have well-established brands associated with the provision of data networking, Internet access and colocation services. As part of our brand-building efforts, we expect to increase our marketing budget substantially, as well as our marketing activities, including advertising, tradeshows and direct response programs. The promotion and enhancement of our brand also will depend on our success in continuing to provide high quality data networking, Internet access and colocation services. We cannot assure you that we will be able to maintain these levels of quality.

         ANY BREACH OF SECURITY OF OUR NETWORK COULD NEGATIVELY IMPACT OUR BUSINESS.

         Our network may be vulnerable to unauthorized access, computer viruses and other disruptive problems caused by customers, employees or others. Computer viruses, unauthorized access or other disruptive problems could lead to interruptions, delays or cessation of service to our customers. Unauthorized access also could potentially jeopardize the security of confidential information stored in the computer systems of our customers, which might result in our liability to our customers, and also might deter potential customers. Although we intend to continue to implement security measures, we may be unable to implement these measures in a timely manner or, if and when implemented, these measures could be circumvented as a result of accidental or intentional actions. In the past, some of these security measures have occasionally been circumvented by third parties. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to our customers and these customers' end users and may result in a loss of customers and damage to our reputation.

         WE MAY NOT BE ABLE TO MEET THE OBLIGATIONS UNDER OUR SERVICE LEVEL AGREEMENTS.

         We have service level agreements with many of our Internet access customers, as well as many of our networking customers, in which we provide various guarantees regarding our levels of service. See "Business--Customer Service--Service Level Agreements." If we fail to provide the levels of service required by these agreements, our customers may be entitled to terminate their relationship with us or receive service credits for their accounts. If a significant number of customers become entitled to exercise, and do exercise, these rights, our revenues could be materially reduced.

         WE MAY MAKE ACQUISITIONS OR ENTER INTO JOINT VENTURES OR STRATEGIC ALLIANCES, EACH OF WHICH IS ACCOMPANIED BY INHERENT RISKS.

         If  appropriate   opportunities   present   themselves,   we  may  make
acquisitions or investments or enter into joint ventures or strategic alliances with other companies. Risks commonly encountered in such transactions include:

o the difficulty of assimilating the operations and personnel of the combined companies;

o the risk that we may not be able to integrate the acquired services, products or technologies with our current services, products and technologies;

o        the potential disruption of our ongoing business;

o        the inability to retain key technical and managerial personnel;

o the inability of management to maximize our financial and strategic position through the successful integration of acquired businesses;

o increases in reported losses as a result of charges for in-process research and development and amortization of goodwill and other intangible assets;

o        adverse impact on our annual effective tax rate;

o        difficulty in maintaining controls, procedures and policies; and

o the impairment of relationships with employees, suppliers and customers as a result of any integration.

         WE HAVE NOT RECEIVED ALL REQUIRED THIRD PARTY CONSENTS AND APPROVALS IN ORDER TO EFFECTUATE THE TRANSFER OF CERTAIN NETWORK ASSETS FROM BRIDGE.

         The transfer of several portions of the network required contractual consents from certain of Bridge's counterparties or regulatory approvals in certain jurisdictions. Although we are presently in the process of attaining these consents and approvals, we were not able to complete this process by the closing date and Bridge continues to own and operate those portions of the network. Under the master establishment and transition agreement with Bridge, once the requisite consents and approvals have been acquired in each jurisdiction, we will have an obligation to purchase the assets from Bridge in that jurisdiction. Until such time, Bridge will operate the facilities on our behalf for an agreed upon compensation. If Bridge is not permitted to operate the network on our behalf in any of these jurisdictions, our ability to service customers in those jurisdictions could be materially impaired.

         WE FACE REGULATORY RESTRICTIONS IN A NUMBER OF COUNTRIES THAT HAVE DELAYED AND MAY PREVENT US FROM ACQUIRING OR OPERATING BRIDGE ASSETS LOCATED IN THESE COUNTRIES.

         Regulatory restrictions in a number of countries have delayed and may prevent us from acquiring all of the Bridge network assets located in these countries as part of the Bridge asset transfer. These countries include:

o        Europe--Greece, Hungary, Italy and Poland;

o        Africa--South Africa;

o        Middle  East--Bahrain,   Kuwait,  Saudi  Arabia  and  the  United  Arab
         Emirates;

o        Asia Pacific--China, Macau, Malaysia, Taiwan and Thailand; and

o        The Americas/Caribbean--Mexico, Peru and Venezuela.

         Under the Bridge agreements, Bridge has agreed to operate the assets in these countries until we receive the requisite approvals. We will be obligated to acquire these assets from Bridge in these countries at book value at any time during the next 10 years, once we have received the required approvals. See "Business--Bridge Relationship." We cannot assure you, however, that we will be able to comply with the regulatory and other requirements necessary to exercise our rights to acquire these assets. Until we exercise our rights to acquire any of these assets, Bridge has agreed to operate these assets and bill us for the costs of operation. See "Business--Bridge Relationship."

         In all countries where we have acquired Bridge assets, we are permitted to deliver the existing network services to Bridge, but not necessarily data networking services to third parties.

       WE MAY EXPERIENCE FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS.

         Our quarterly operating results have fluctuated in the past and are likely to fluctuate significantly from quarter to quarter in the future due to a variety of factors, many of which are beyond our control. Accordingly, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indications of future performance. Some of the factors that could cause our revenues and operating results to fluctuate include the following:

o demand for and market acceptance of our data networking, Internet access and colocation services;

o the timing and magnitude of capital expenditures, including costs relating to the expansion of operations;

o        increasing sales, marketing and other operating expenses;

o        our ability to obtain, and the pricing for, local loop connections;

o our practice of purchasing transmission capacity before customers are secured and our ability to generate revenues for our services;

o        changes in the prices we pay Internet backbone providers;

o changes in our revenue mix between usage-based and fixed rate pricing plans;

o        fluctuations in the duration of the sales cycle for our services;

o the compensation of our sales personnel based on achievement of periodic sales quotas;

o the announcement or introduction of new or enhanced services by our competitors or us; and

o conditions specific to the data networking, Internet access and colocation services industries and general economic factors.

         It is possible that in some future periods our results of operations may fall below the expectations of public market analysts and investors. In this event, the price of our common stock may fall. You should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance.

         OUR FAILURE TO BE YEAR 2000 COMPLIANT COULD MATERIALLY AFFECT OUR BUSINESS.

         The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. As a result, our computer programs that have date-sensitive software and software of companies into which our network is interconnected may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including a temporary inability to process transactions, send invoices or engage in similar normal business activities. If the systems of other companies on whose services we depend or with whom our systems interconnect are not year 2000 compliant, it could disrupt our operations and cause us to lose revenue as we seek to remedy any problems. The year 2000 issue is discussed at greater length in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Impact of Year 2000 Issue."

         WE MAY BE LIABLE FOR THE MATERIAL THAT CONTENT PROVIDERS DISTRIBUTE OVER OUR NETWORK.

         The law relating to the liability of private network operators for information carried on or disseminated through their networks is currently unsettled. We may become subject to legal claims relating to the content disseminated on our network. For example, lawsuits may be brought against us claiming that material on our network on which one of our customers relied was inaccurate. Claims could also involve matters such as defamation, invasion of privacy and copyright infringement. Content providers operating private networks have been sued in the past, sometimes successfully, based on the content of material. If we need to take costly measures to reduce our exposure to these risks, or are required to defend ourselves against such claims, our business could be adversely affected.

RISKS RELATED TO OUR INDUSTRY

         DATA NETWORKING, INTERNET ACCESS AND COLOCATION SERVICES ARE NEW AND RAPIDLY GROWING MARKETS, BUT THIS GROWTH MAY NOT CONTINUE.

         The market for data network services has been growing rapidly. If the data network services market or our share of that market does not grow as expected, our revenues could be less than expected.

         The market for Internet access services and related products and services, such as colocation services, is in an early stage of growth. As a consequence, current and future competitors are likely to introduce competing Internet access services and related products, and it is difficult to predict the rate at which the market will grow or at which new or increased competition will result in market saturation. We face the risk that the market for high performance Internet access services and related products may fail to develop or develop more slowly than we expect, or that our services may not achieve widespread market acceptance. This market has only recently begun to develop, is evolving rapidly and likely will attract an increasing number of providers. Furthermore, we may be unable to market and sell our services successfully and cost-effectively to a sufficiently large number of customers. Finally, if the Internet becomes subject to a form of central management, or if Internet backbone providers establish an economic settlement arrangement regarding the exchange of traffic between backbones, the problems of congestion, latency and data loss addressed by our Internet access services could be largely resolved and our ability to compete for business in this market could be adversely affected.

         Critical issues concerning the commercial use of the Internet remain unresolved and may hinder the growth of Internet use, especially in the business market that we target. Despite growing interest in the varied commercial uses of the Internet, many businesses have been deterred from purchasing Internet access services for a number of reasons, including inconsistent or unreliable quality of service, lack of availability of cost-effective, high-speed options, a limited number of local access points for corporate users, inability to integrate business applications on the Internet, the need to deal with multiple and frequently incompatible vendors and a lack of tools to simplify Internet access and use. Capacity constraints caused by growth in the use of the Internet may, if left unresolved, impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. Further, the adoption of the Internet for commerce and communications, particularly by those individuals and enterprises that have historically relied upon alternative means of commerce and communication, generally requires an understanding and acceptance of a new way of conducting business and exchanging information. In particular, enterprises that have already invested substantial resources in other means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new strategy that may make their existing personnel and infrastructure obsolete. The failure of the market for business related Internet solutions to further develop could cause our revenues to grow more slowly than anticipated and reduce the demand for our Internet access and colocation services.

         THE MARKETS FOR DATA NETWORKING, INTERNET ACCESS AND COLOCATION ARE HIGHLY COMPETITIVE, AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

         The markets for data networking, Internet access and colocation services are extremely competitive, and there are few significant barriers to entry. We expect that competition will intensify in the future, and we may not have the financial resources, technical expertise, sales and marketing abilities or support capabilities to compete successfully in our markets. Many of our existing competitors have greater market presence, engineering and marketing capabilities and financial, technological and personnel resources than we do. As a result, as compared to us, our competitors may:

o        develop  and  expand  their  networking   infrastructures  and  service
         offerings more efficiently or more quickly;

o adapt more rapidly to new or emerging technologies and changes in customer requirements;

o        take   advantage  of   acquisitions   and  other   opportunities   more
         effectively;

o develop products and services that are superior to ours or have greater market acceptance;

o adopt more aggressive pricing policies and devote greater resources to the promotion, marketing, sale, research and development of their products and services;

o        make more attractive offers to our existing and potential employees;

o establish cooperative relationships with each other or with third parties; and

o        more  effectively  take  advantage  of  existing   relationships   with
         customers or exploit a more widely recognized brand name to market and sell their services.

         Our competitors include:

o backbone providers that may provide us connectivity services, including AT&T, Cable & Wireless USA, GTE Internetworking, ICG Communications, Inc., Sprint Corporation and UUNet Technologies, Inc., a subsidiary of MCI Worldcom, Inc.;

o global, national and regional telecommunications companies, including regional Bell operating companies and providers of satellite bandwidth capacity; and

o        global, national and regional Internet service providers.

         We  expect  that  new  competitors  will  enter  our  market.  Such new competitors could include computer hardware, software, media and other technology and telecommunications companies, as well as satellite and cable companies. A number of telecommunications companies and online service providers currently offer, or have announced plans to offer or expand, their network services. Further, the ability of some of these potential competitors to bundle other services and products with their network services could place us at a competitive disadvantage. Various companies are also exploring the possibility of providing, or are currently providing, high-speed data services using alternative delivery methods, including the cable television infrastructure, direct broadcast satellites, wireless cable and wireless local loop. In addition, Internet backbone providers may make technological developments, such as improved router technology, that will enhance the quality of their services.

         OUR FAILURE TO ACHIEVE DESIRED PRICE LEVELS COULD IMPACT OUR ABILITY TO ACHIEVE PROFITABILITY OR POSITIVE CASH FLOW.

         We expect competition and other factors to continue to cause pricing pressure in the markets we serve. Prices for our services have decreased significantly in recent years. In addition, by bundling their services and reducing the overall cost of their solutions, telecommunications companies that compete with us may be able to provide customers with reduced communications costs in connection with their data networking, Internet access or colocation services, thereby significantly increasing pricing pressure on us. We may not be able to offset the effects of any such price reductions even with an increase in the number of our customers, higher revenues from enhanced services, cost reductions or otherwise. In addition, we believe that the data networking, Internet access and colocation industries are likely to continue to encounter consolidation in the future. Increased price competition or consolidation could result in increased price and other competition in our markets, which could result in an erosion of our market share, revenues and operating margins and could prevent us from becoming profitable.

      NEW TECHNOLOGIES COULD DISPLACE OUR SERVICES OR RENDER THEM OBSOLETE.

         New technologies or industry standards have the potential to replace or provide lower cost alternatives to our services. The adoption of such new technologies or industry standards could render our existing services obsolete or unmarketable. For example, our services rely on the continued widespread commercial use of the set of protocols, services and applications for linking computers known as IP. Alternative sets of protocols, services and applications for linking computers could emerge and become widely adopted. Improvements in IP could emerge that would allow for the assignment of priorities to data packets in order to ensure their delivery in the manner customers prefer, as well as other improvements, which could eliminate one advantage of the ATM architecture of our network. We cannot guarantee that we will be able to identify new service opportunities successfully and develop and bring new products and services to market in a timely and cost-effective manner, or that products, software and services or technologies developed by others will not render our products and services non-competitive or obsolete. In addition, we cannot assure you that our products or services will achieve or sustain market acceptance or be able to address effectively the compatibility and interoperability issues raised by technological changes or new industry standards. If we fail to anticipate the emergence of, or obtain access to, a new technology or industry standard, we may incur increased costs if we seek to use those technologies and standards or our competitors that use such technologies may use them more cost-effectively than we do.

         THE DATA NETWORKING AND INTERNET ACCESS INDUSTRIES ARE HIGHLY REGULATED IN MANY OF THE COUNTRIES IN WHICH WE PLAN TO PROVIDE SERVICE, WHICH COULD RESTRICT OUR ABILITY TO CONDUCT BUSINESS INTERNATIONALLY.

         We are subject to varying degrees of regulation in each of the jurisdictions in which we provide services. Local laws and regulations, and their interpretation, differ significantly among those jurisdictions. Future regulatory, judicial and legislative changes may have a material adverse effect on our ability to deliver services within various jurisdictions.

         National regulatory frameworks that are consistent with the policies and requirements of the World Trade Organization have only recently been, or are still being, put in place in many countries outside the U.S. and certain European countries. These nations are in the early stages of providing for and adapting to a liberalized telecommunications market. As a result, in these markets, we may encounter more protracted and difficult procedures to obtain licenses and negotiate interconnection agreements.

         Our operations are dependent on licenses and authorizations that we acquire from governmental authorities in each jurisdiction in which we operate. These licenses and authorizations generally contain clauses pursuant to which we may be fined or our license may be revoked in certain circumstances. Such revocation may be on short notice, at times as short as 30 days' written notice to us. We may not be able to obtain or retain the licenses necessary for our operations. In addition, in connection with the transfer of the Bridge assets, we need to obtain licenses from certain non-U.S. jurisdictions in order to provide our services in those jurisdictions. In particular, we may not be able to obtain the required license in Japan on a timely basis or at all.

         ADOPTION OR MODIFICATION OF GOVERNMENT REGULATIONS RELATING TO THE INTERNET COULD HARM OUR BUSINESS.

         There is currently only a small body of laws and regulations directly applicable to access to or commerce on the Internet. However, existing laws have been applied to Internet transactions in a number of cases. Moreover, due to the increasing popularity and use of the Internet, international, national, federal, state and local governments may adopt laws and regulations that affect the Internet. The nature of any new laws and regulations and the manner in which existing and new laws and regulations may be interpreted and enforced cannot be predicted accurately. The adoption of any future laws or regulations might decrease the growth of the Internet, decrease demand for our services, impose taxes or other costly technical requirements or otherwise increase the cost of doing business on the Internet or in some other manner have a significantly harmful effect on us or our customers. The U.S. government also may seek to regulate some segments of our activities as it has with basic telecommunications services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademarks, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. We cannot predict accurately the impact, if any, that future laws and regulations or changes in laws and regulations may have on our business.

RISKS RELATED TO THIS OFFERING

         YOU MAY NOT BE ABLE TO RESELL YOUR STOCK AT OR ABOVE THE INITIAL PUBLIC OFFERING PRICE.

         Before this offering, there has not been an active trading market for our common stock. The initial public offering price will be determined by negotiations between the representatives of the underwriters and us. See "Underwriters -- Pricing of the Offering" for a discussion of the factors to be considered in determining the public offering price. The Nasdaq Stock Market has experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many technology, telecommunications and computer companies. These price and volume fluctuations have often been unrelated or disproportionate to the operating performance of these companies. The market price of our common stock could be subject to fluctuations due to other factors, including:

o        actual or anticipated fluctuations in our operating results;

o        announcement of technological innovations; and

o mergers and strategic alliances in the data networking and Internet access industries.

         We cannot assure you that you will be able to sell your shares at or above the initial public offering price.

         A SIGNIFICANT NUMBER OF OUR SHARES ARE ELIGIBLE FOR RESALE. THEIR RESALE COULD REDUCE OUR STOCK PRICE AND IMPAIR OUR ABILITY TO RAISE FUNDS IN NEW STOCK OFFERINGS.

         After the completion of this offering, we will have a large number of shares of common stock outstanding and available for resale beginning at various points of time in the future. Sales of substantial amounts of shares of our common stock in the public market after this offering, or the perception that those sales will occur, could cause the market price of our common stock to decline. Those sales also might make it more difficult for us to sell equity and equity-related securities in the future at a time and at a price that we consider appropriate. For more detailed information, see "Shares Eligible for Future Sale."

         OUR MANAGEMENT WILL HAVE BROAD DISCRETION OVER ALLOCATION OF PROCEEDS FROM THIS OFFERING.

         We  expect  that  the  net   proceeds  to  us  from  the  sale  of  the
______________ shares of common stock we are offering will be approximately $____ million, after deducting the underwriting discounts and commissions and estimated offering expenses. Our management will have discretion to allocate the net proceeds to uses they deem appropriate. We may be unable to yield a significant return on any investment of the proceeds.

         OUR CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW CONTAIN PROVISIONS THAT COULD DISCOURAGE A TAKEOVER.

         Our certificate of incorporation and Delaware law contain provisions which may make it more difficult for a third party to acquire us, including provisions that give the board of directors the power to issue shares of preferred stock. See "Description of Capital Stock" for a discussion of these provisions.

         We have also chosen to be subject to Section 203 of the Delaware General Corporation Law, which prevents a stockholder of more than 15% of a company's voting stock from entering into certain business combinations with that company.

               YOU WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.

         The price you will pay for our common stock will be substantially higher than the pro forma tangible book value per share of our outstanding common stock. As a result, you will experience immediate and substantial dilution in tangible book value per share, and our current stockholders will experience an immediate increase in the tangible book value per share of their shares of common stock. Furthermore, to the extent that we issue additional shares of common stock in connection with acquisitions, or other outstanding options or warrants to purchase common stock are exercised, you will be diluted further. For more detailed information, see "Dilution."

                           FORWARD-LOOKING STATEMENTS

         This prospectus includes forward-looking statements based on our current beliefs and assumptions. These beliefs and assumptions are based on information currently available to us. These forward-looking statements are subject to risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed future results of operations set forth under the sections entitled "Summary," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         Forward-looking statements are not guarantees of performance. Our future results and requirements may differ materially from those described in the forward-looking statements. Many of the factors that will determine these results and requirements are beyond our control. In addition to the risks and uncertainties discussed in "Summary," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," you should consider those discussed under "Risk Factors."

         These forward-looking statements speak only as of the date of this prospectus. We do not intend to update or revise any forward-looking statements to reflect events or circumstances after the date of this prospectus, including changes in our business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                 USE OF PROCEEDS

         We estimate that the net proceeds from this offering will be approximately $_____ million, or $____ million if the underwriters exercise their over-allotment option in full. This is based on an initial public offering price of $_____ per share, the midpoint of the range set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

         We expect to use the net proceeds of this offering to expand our network and for general corporate purposes, including funding operating losses, working capital and capital expenditures. We also may use a portion of the net proceeds of this offering for acquisitions or investments. We have no present commitments or agreements with respect to any material acquisition or investment. Pending the application of the proceeds towards one of the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

                                 DIVIDEND POLICY

         We have never declared or paid any cash dividends on our common stock, and we do not intend to pay any cash dividends on our common stock in the foreseeable future. We intend to retain any earnings to finance the expansion of our business and for general corporate purposes.

                                 CAPITALIZATION

      The following table sets forth our cash and cash equivalents and capitalization as of June 30, 1999:

     o on an actual basis, after adjusting for the "push down" accounting in connection with the acquisition of our company by Bridge (see footnote 1 to our unaudited financial statements that are in the back of this prospectus), and

     o as adjusted to give effect to the following transactions, assuming they occurred on June 30, 1999:

          o    our purchase of the network assets from Bridge; and

          o our receipt of proceeds of $75 million in this offering, less estimated discounts, commissions and expenses payable by us.

      See "Unaudited Pro Forma Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our financial statements and the notes to those financial statements that are in the back of this prospectus.

                                                                               AS OF JUNE 30, 1999
                                                                       --------------------------------
                                                                                   (UNAUDITED)
                                                                                   -----------
                                                                       (IN THOUSANDS, EXCEPT SHARE DATA)
                                                                          ACTUAL           AS ADJUSTED
                                                                          ------           -----------

Cash and cash equivalents                                               $   530
                                                                        -------

Capitalized lease obligations, including current maturities               5,022

Due to Bridge under notes and sublease obligations                       11,300
                                                                        -------

                                                                         16,322

Stockholder's equity:

     Common stock. $.01 par value per share; 125,000,000
     shares authorized, 72,000,000 issued and outstanding
     (actual), and _______ issued and oustanding (as
     adjusted)                                                              720

Additional paid-in capital                                               31,026
Retained deficit                                                         (9,235)
                                                                        --------

                Total stockholder's equity                               22,511
                                                                        ========
Total capitalization                                                    $38,833
                                                                        ========

                                    DILUTION

         Our pro forma net tangible book value as of June 30, 1999 was approximately $_______ million or approximately $__________ per share of common stock. Pro forma net tangible book value per share represents our pro forma net tangible book value, which is total tangible assets less total liabilities, divided by the number of shares of common stock outstanding on that date on a pro forma basis. Dilution per share is the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of shares of common stock offered by us in this offering. After giving effect to our sale of the ____ shares of common stock offered in this offering at an assumed initial public offering price of $___ per share, the midpoint of the range indicated on the cover of this prospectus, our pro forma net tangible book value as of June 30, 1999 would have been $___ million, or $___ per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $___ per share and an immediate dilution to new investors of $___ per share. The following table illustrates this per share dilution, assuming no exercise of the underwriters' over-allotment option:


   Assumed initial public offering price per share........................................               $
       Pro forma net tangible book value per share before this
       offering ..........................................................................  $(    )

       Increase in pro forma net tangible book value per share attributable to new investors...................................................................  _______

  Pro forma net tangible book value per share after this offering.........................  _______      _______

  Dilution per share to new investors ....................................................  $_____       _______

         Assuming the underwriters exercise their over-allotment option in full, our adjusted pro forma net tangible book value as of June 30, 1999 would have been approximately $___ per share, representing an immediate increase in net tangible book value of $___ per share to our existing stockholders and an immediate dilution to new investors in net tangible book value of $___ per share.

         The following table summarizes, as of June 30, 1999 (assuming the sale of ____ shares of common stock offered in this offering at a price of $ _____ per share), the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing stockholders and by new the investors (before deducting the estimated underwriting discounts and commissions and other expenses):


                                                 SHARES PURCHASED              TOTAL CONSIDERATION         AVERAGE PRICE
                                           -----------------------------    ---------------------------    -------------
                                             NUMBER           PERCENT         AMOUNT         PERCENT         PER SHARE
                                           ------------     ------------    ------------    -----------    --------------
         Existing stockholders..........                          %         $                    %         $
         New investors..................                          %         $                    %         $
             Total......................                        100%        $                  100%        $
                                                                ====                           ====

         The discussion and table above assumes none of the options outstanding under our stock option plans as of June 30, 1999 are exercised. As of June 30, 1999, there were options outstanding to purchase a total of ____________ shares of common stock at a weighted average price of $____ per share. To the extent that any of these options are exercised, you will be diluted further.

              UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

      The unaudited pro forma consolidated statement of operations for the six months ended June 30, 1999 and for the year ended December 31, 1998 give effect to the following, as if each had occurred on January 1, 1998:

          o    the acquisition of our company by Bridge in April 1999; and
          o    our purchase of the network assets from Bridge in _________.

      The unaudited pro forma consolidated balance sheet as of June 30, 1999 gives effect to the following, as if each had occurred on June 30, 1999 :

          o our purchase of the network assets from Bridge and our issuance of a note to Bridge and the execution of subleases in connection with the purchase;
          o our receipt of proceeds of $75 million in this offering, less estimated discounts, commissions and expenses payable by us.

      As a result of SEC rules and as discussed in note 1 to our unaudited consolidated financial statements in the back of this prospectus, we have applied "push down" accounting to our historical financial statements. In these unaudited pro forma consolidated financial statements, "Predecessor " represents the historical results of our operations prior to the purchase of our company by Bridge on April 7, 1999. "Successor" represents the historical consolidated balance sheet and results of our operations for the period subsequent to that purchase and the effects of the "push down" from April 7, 1999 through June 30, 1999.

      The network assets purchased from Bridge, or to be purchased under the call right, are recorded in the unaudited pro forma consolidated financial statements at Bridge's historical net book value of those assets. Because under the network services agreement, we will be paid a fixed amount representing our estimated total cash costs of operating the network as it existed at the time of our purchase, the pro forma effects of the purchase of the assets shown in the unaudited pro forma consolidated statements of operations reflect only non-cash operating costs and other non-operating costs. Operating costs contemplated by these payments from Bridge, and therefore not reflected in the pro forma adjustments, include direct costs of leasing lines, local loops and switches, salaries and related benefits incurred in operating and maintaining the network assets, and certain other general and administrative costs. Costs which are reflected in the pro forma adjustments include depreciation and amortization expense and interest expense associated with the financing of the assets.

      Under the network services agreement, the amount to be paid by Bridge for network services will be fixed for the first three years; however, Bridge has agreed to guarantee certain minimum annual revenue amounts to us for the ten year term of the agreement. We estimate the annual cash costs of operating the network as it currently exists to be approximately $______; however, if our actual costs of operating the network are higher than amounts we receive under the agreement, we could incur higher losses.

      The pro forma adjustments and the assumptions on which they are based are further described in the accompanying notes to the unaudited pro forma consolidated financial statements. You should read the unaudited pro forma consolidated financial statements together with our historical financial statements and the notes to those financial statements that are in the back of this prospectus.

      The pro forma consolidated financial statements are for illustrative purposes only. You should not rely on the unaudited pro forma consolidated financial statements as being indicative of the results that actually would have occurred if the transactions had occurred on the dates indicated or that may be obtained in the future.

                                              SAVVIS COMMUNICATIONS CORPORATION

                                   UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                                            FOR THE SIX MONTHS ENDED JUNE 30, 1999
                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     HISTORICAL                           ADJUSTMENTS
                                          ----------------------------------------------------------------------------------
                                          PREDECESSOR     SUCCESSOR       BRIDGE ACQUSITION       PURCHASE OF      PRO FORMA
                                             SAVVIS         SAVVIS            OF SAVVIS          NETWORK ASSETS
                                          -----------     ---------          -----------         --------------    ---------
Revenues                                     $ 5,440       $ 5,913                                                  $ 11,353
                                          -----------   -----------          -----------         --------------    ---------
Direct costs and operating expenses:
     Data communications and operations        6,429         6,303                                                    12,732
     Selling, general and administrative       4,651         5,355                                                    10,006
     Depreciation and amortization               793         3,037              $ 2,183 (1)        $  8,333 (3)       14,346
                                          -----------   -----------          -----------         --------------    ---------
Total direct costs and operating expenses     11,873        14,695                2,183               8,333           37,084
                                          -----------   -----------          -----------         --------------    ---------
Loss from operations                          (6,433)       (8,782)              (2,183)             (8,333)         (25,731)
Net interest expense                             235           453                                    2,500 (4)        3,188
                                          -----------   -----------          -----------         --------------    ---------
Net loss                                     $(6,668)      $(9,235)             $(2,183)           $(10,833)       $(28,919)
                                          ===========   ===========          ===========         ==============    =========
Basic and diluted net loss per share         $ (4.51)      $ (0.13)                                                          (7)
                                                                                                                   =========
Weighted average number of shares          1,670,709    72,000,000                                                          (7)
                                          ===========   ===========                                                =========

   See notes to the unaudited pro forma consolidated financial statements.


                                              SAVVIS COMMUNICATIONS CORPORATION

                                   UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                                             FOR THE YEAR ENDED DECEMBER 31, 1998
                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                     ADJUSTMENTS
                                                                          ----------------------------------
                                                         HISTORICAL            BRIDGE        PURCHASE OF       PRO FORMA
                                                         PREDECESSOR       ACQUSITION OF    NETWORK ASSETS
                                                           SAVVIS              SAVVIS
                                                     -----------------     -------------    -------------    ------------
Revenues                                                 $     13,674                                           $ 13,674
                                                     -----------------     -------------    -------------    ------------
Direct costs and operating expenses:
       Data communications and operations                      20,889                                             20,889
       Selling, general and administrative                     12,245                                             12,245
       Depreciation and amortization                            2,208          9,523 (2)       16,667 (3)         28,398
                                                    -----------------     -------------    -------------    ------------
Total direct costs and operating expenses                      35,342             9,523           16,667          61,532
                                                    -----------------     -------------    -------------    ------------
Loss from operations                                          (21,668)           (9,523)         (16,667)        (47,858)
Net interest expense                                               75                           5,000 (4)          5,075
                                                    -----------------     -------------    -------------    ------------
Net loss                                                $     (21,743)        $  (9,523)       $ (21,667)      $ (52,933)
                                                    =================     =============    =============    ============
Basic and diluted net loss per share                    $      (16.28)                                                (7)
                                                    =================                                       ============
Weighted average number of shares                           1,482,151                                                 (7)
                                                    =================                                       ============

See notes to the unaudited pro forma consolidated financial statements.

                                              SAVVIS COMMUNICATIONS CORPORATION

                                        UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                                     AS OF JUNE 30, 1999
                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                              ADJUSTMENTS
                                                                   ----------------------------------
ASSETS:                                             HISTORICAL        PURCHASE OF       SALE OF COMMON      PRO FORMA
                                                                     NETWORK ASSETS         STOCK          AS ADJUSTED
                                                   ------------      -------------       ------------      -----------
Cash and cash equivalents                              $   530                            $ 69,500 (6)     $    70,030
Accounts receivable, net                                 2,603                                                   2,603
Other current assets                                       421                                                     421
                                                   ------------      -------------       ------------      -----------
              Current assets                             3,554                                 69,500           73,054
Property, plant and equipment                            5,300          $50,000 (5)                             55,300
Goodwill and intangible assets                          36,098                                                  36,098
Other long-term assets                                     340                                                     340
                                                   ------------      -------------       ------------     ------------
Total                                                  $45,292          $50,000               $69,500         $164,792
                                                   ============      =============       ============     ============

LIABILITIES AND STOCKHOLDER'S EQUITY:
Accounts payable                                       $ 3,731                                               $  3,731
Accrued expenses                                           799                                                    799
Current portion of capital lease obligations             1,211                                                  1,211
Due to Bridge                                           11,300               --                                11,300
Other accrued liabilities                                1,458                                                  1,458
                                                   ------------      -------------       ------------    ------------
            Current liabilites                          18,499               --                                18,499
Due to Bridge                                               --          $50,000(5)                             50,000
Long-term portion of capital lease obligations           3,811                                                  3,811
Other liabilties                                           471                                                    471
                                                   ------------      -------------       ------------    ------------
               Total liabilites                         22,781           50,000                                72,781
Stockholder's deficit                                   22,511                               69,500(6)         92,011
                                                   ------------      -------------       ------------     ------------
Total                                                  $45,292          $50,000               $69,500        $164,792
                                                   ============      =============       ============     ============


See notes to the unaudited pro forma consolidated financial statements.

                        SAVVIS COMMUNICATIONS CORPORATION

       NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1) To record depreciation and the amortization expense of $6,014 associated with fixed assets, intangible assets and excess of purchase price over fair value of net assets acquired when Bridge acquired our company. These expenses were offset by the reversal of amortization and depreciation expense of $3,831 associated with SAVVIS' previously acquired fixed assets, intangible assets and the excess of purchase price over fair value of net assets acquired of Interconnected Associates, Inc., which SAVVIS acquired in 1998. Amortization was calculated on a straight line basis over one to ten years.

2) To record the depreciation and amortization expense of $11,731 associated with fixed assets, intangible assets and excess of purchase price over fair value of net assets acquired when Bridge acquired our company. These expenses were offset by the reversal of depreciation and amortization expense of $2,208 associated with SAVVIS' previously acquired fixed assets, intangible assets and the excess of purchase price over fair value of net assets acquired of Interconnected Associates, which SAVVIS acquired in 1998. Amortization was calculated on a straight line basis over one to ten years.

3) To reflect depreciation and amortization on the network assets acquired from Bridge, assuming all such assets were purchased from Bridge on January 1, 1998. Depreciation has been computed based on using the straight line method with an estimated remaining life of assets of three years.

4) To reflect interest expense on borrowings from Bridge and under sublease arrangements assuming that network assets with a $50 million net book value were purchased from Bridge on January 1,1998, and assuming an efffective borrowing rate of 10%.

5) To reflect the purchase of network assets together with related borrowings from Bridge and the sublease from Bridge, assuming a purchase price equal to Bridge's net book value of such assets.

6) To reflect the proceeds, net of issuance costs, from the sale of common stock in this offering.

7) Pro forma loss per share is calculated using the total shares of common stock that will be outstanding after this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                (dollars in thousands, except per share amounts)

      We derived the selected historical consolidated financial data presented below as of and for each of the three years in the period ended December 31, 1998 from our audited consolidated financial statements. Our consolidated financial statements as of and for the years ended December 31, 1996, and 1997 have been audited by Ernst & Young LLP, independent auditors. Our consolidated financial statements as of and for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors.

     We derived the selected consolidated financial data presented below for the six months ended June 30, 1998, the period from January 1 to April 6, 1999, and the period from April 7 to June 30, 1999 and as of June 30, 1999 from our unaudited consolidated financial statements. We prepared the unaudited financial statements on substantially the same basis as our audited financial statements and, in our opinion, the unaudited financial statements include all adjustments necessary for a fair presentation of the results of operations for those periods. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year. You should read the information set forth below together with the discussion under the "Unaudited Pro Forma Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes to those financial statements that are in the back of this prospectus.

      On April 7, 1999, Bridge acquired all our equity securities and accounted for the acquisition as a purchase transaction. Since the purchase transaction resulted in our company becoming a wholly-owned subsidiary of Bridge, SEC rules required us to establish a new basis of accounting for the purchased assets and liabilities. As such, the accounting for the purchase transaction has been "pushed down" to the books of SAVVIS. As a result, the purchase price has been allocated, on a preliminary basis, to the underlying assets purchased and liabilities assumed based on their estimated fair market values at the acquisition date. The resulting impact in our financial statements was to increase intangibles, goodwill and other liabilities, to decrease fixed assets, and to increase additional paid-in capital. The unaudited historical consolidated balance sheet data as of June 30, 1999 and consolidated statement of operations data for the period from April 7, 1999 through June 30, 1999 give effect to our acquisition by Bridge and are labeled "Successor." Unaudited historical financial data for the periods prior to the acquisition are labeled "Predecessor."

      EBITDA represents earnings (loss) before depreciation and amortization, interest income and expense and income tax expense (benefit). We have included information concerning EBITDA because we understand that such information is used by investors as one measure of a company's operating performance. EBITDA is not determined in accordance with generally accepted accounting principles, is not indicative of cash used by operating activities and should not be considered in isolation or as an alternative to, or more meaningful than, measures of operating performance determined in accordance with generally accepted accounting principles. Additionally, you should not use EBITDA as a comparison between companies, as all companies may not calculate it in a similar manner.

                                                                                PREDECESSOR                        SUCCESSOR
                                             ----------------------------------------------------------------    -------------
                                                   YEAR ENDED DECEMBER 31,      SIX MONTHS ENDED   PERIOD FROM    PERIOD FROM
                                                                                     JUNE 30,     JANUARY 1 TO    APRIL 7 TO
                                                                                                    APRIL 6,       JUNE 30,
                                              --------------------------------
                                              1996         1997          1998          1998           1999           1999
                                             ---------  ----------    ---------   ------------   ------------    ------------
STATEMENT OF OPERATIONS DATA:
   Revenues                                  $     290  $    2,758   $   13,674    $    5,092     $    5,440      $   5,913

   Direct costs and operating expenses:
     Data communications and operations          1,044      11,072       20,889         9,329          6,429          6,303
     Selling, general and administrative         1,204       5,130       12,245         4,553          4,651          5,355
     Depreciation and amortization                 153         631        2,208           943            793          3,037
                                             ---------  ----------   ----------   ------------   ------------    -----------
       Total direct costs and operating
         expenses                                2,401      16,833       35,342        14,825         11,873         14,695
                                             ---------  ----------   ----------   ------------   ------------    -----------
   Loss from operations                         (2,111)    (14,075)     (21,668)       (9,733)        (6,433)        (8,782)
   Interest expense, net                            60         427           75           209            235            453
                                             ---------  ----------   ----------   ------------   ------------    -----------
   Net loss                                  $  (2,171)  $ (14,502)  $  (21,743)   $   (9,942)    $   (6,668)    $   (9,235)
                                             =========  ==========   ==========   ============   ============    ===========
   Net loss available to common
    stockholders                             $  (2,171)  $ (14,653)  $  (24,134)   $  (10,887)    $   (7,540)    $   (9,235)
                                             =========  ==========   ==========   ============   ===========     ===========
   Basic and diluted net loss per share      $   (2.42)  $  (15.69)  $   (16.28)   $    (8.06)    $    (4.51)    $    (0.13)
   Weighted average number of shares           895,764     933,922    1,482,151     1,350,341      1,670,709     72,000,000

OTHER FINANCIAL DATA:

   EBITDA                                    $  (1,958)  $ (13,444)  $  (19,460)  $    (8,790)    $   (5,640)    $   (5,745)
   Capital expenditures                            884         697        1,688           772            275            368
   Cash used in operating activities            (1,293)    (10,502)     (20,560)      (11,548)        (6,185)        (6,120)
   Cash used in investing activities              (884)       (697)      (2,438)       (1,522)          (275)          (368)
   Cash provided by financing activities         2,740      12,024       24,121        16,961          4,533          6,424

                                                        PREDECESSOR                   SUCCESSOR
                                             ----------------------------------    ---------------
                                                      AS OF DECEMBER 31,
                                             ----------------------------------     AS OF JUNE 30,
                                               1996        1997          1998           1999
                                             ---------- ------------   --------    ---------------
BALANCE SHEET DATA:
Cash and cash equivalents                          573        1,398       2,521           530
Goodwill and intangibles, net                       --           --       1,197        36,098
Total assets                                     1,888        4,313      11,454        45,292
Debt and capital lease obligations               1,126        9,495       2,759        16,322
Redeemable preferred stock, net of discount
  and deferred financing costs                     500        5,261      37,937            --
Stockholders' equity (deficit)                    (693)     (15,395)    (35,157)       22,511


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         You should read the following discussion together with our financial statements and the notes to those financial statements that are in the back of this prospectus.

OVERVIEW

         We are a leading provider of high quality, high performance global networking and Internet solutions to medium and large businesses, multinational corporations and Internet service providers. The SAVVIS ProActive(SM) Network was constructed to meet the real-time data delivery requirements of the most demanding customers. Our network architecture is based on ATM, frame relay and IP architectures. Additionally, our global system of 75 switching points connects to eight PrivateNAPs(SM), allowing us to by-pass the congested public Internet access points. This network design enables us to provide real-time packet delivery and guarantee low latency and low packet loss.

         We began commercial operations in 1996, offering Internet access services to local and regional Internet service providers. Our customer base has grown from 15 customers at the end of 1996 to approximately 700 currently. With the acquisition of the Bridge IP network and the related network services agreement, we now also provide service, through Bridge, to over 5,000 customers in the financial services industry.

         On March 4, 1998, we acquired Interconnected Associates, Inc., a regional Internet service provider serving approximately 170 customers in Seattle, Washington and Portland, Oregon, for $750,000 in cash and shares of our common stock with a fair value of $583,000. We accounted for the acquisition using the purchase method of accounting.

         On April 7, 1999, we were acquired by Bridge in a stock-for-stock transaction that was accounted for as a "purchase transaction" under Accounting Principles Board Opinion No. 16. Under the terms of the transaction, Bridge issued approximately 3,011,000 shares of its common stock together with approximately 239,000 options and warrants on its common stock in exchange for all of our outstanding equity securities. Since the purchase transaction resulted in our company becoming a wholly owned subsidiary of Bridge, SEC rules require us to establish a new basis of accounting for the assets purchased and liabilities assumed. As a result, the purchase price has been allocated, on a preliminary basis, to the underlying assets purchased and liabilities assumed based on estimated fair market value of such assets and liabilities on the acquisition date, and the difference between the purchase price and the fair market value was recorded as goodwill. The accounting for the purchase transaction has been "pushed down" to our books. The impact of the acquisition on our balance sheet was to increase intangibles, goodwill, other liabilities and additional paid in capital, and to decrease fixed assets.

         On ___, 1999, we acquired Bridge's global IP network and entered into the network services agreement with Bridge. Because substantially all of our cash costs incurred for operating the network will be charged to Bridge under the network services agreement, incremental revenues from non-Bridge customers are likely to have higher incremental operating margins.

         Bridge also has agreed to provide to us certain services, including technical support, customer support and project management in the procurement and installation of equipment. In addition, Bridge has agreed to provide to us certain additional administrative and operational services, such as payroll and certain accounting functions, benefit management and office space, until we develop the capabilities to perform these services ourselves. We expect to generally develop these capabilities by the end of 2000. For a more detailed description of our arrangements with Bridge, see "Business--Bridge Relationship."

         REVENUE. Our revenue is derived primarily from the sale of data networking, Internet access and colocation services. Through December 31, 1998, our revenue was primarily derived from the sale of Internet access services to local and regional Internet service providers in the United States. Beginning in late 1998, we expanded our service offering to corporate customers as well. With the acquisition of Bridge's network assets, we expanded our operations internationally and began to offer additional services, such as data networking, virtual private network, Internet security and colocation services, to corporate customers on an international basis using our expanded network.

         We charge each customer an initial installation fee that typically ranges from $500 to $5,000 and a monthly fee that varies depending on the services provided, the bandwidth used and the quality of service level chosen. Our customer agreements are typically for 12 to 36 months. As of June 30, 1999, approximately 7% of our customer agreements, representing approximately 6% of our revenues for the month of June 1999, were month-to-month and were able to be terminated on 30 days' notice. We expect the proportion of customers on month-to-month agreements will continue to decrease as we add new customers and our sales force continues to pursue longer renewals.

         Prices for telecommunication services, including the services we offer, have decreased significantly over the past several years and we expect this trend to continue for the foreseeable future.

         We expect that a substantial portion of our revenues will be generated by our network services agreement with Bridge. The agreement requires Bridge to use our global network for the delivery of its financial information services to its customers and for its internal managed data network needs through __________, 2009. For the first three years of the agreement, Bridge is required to pay to us a fixed price of $__ million per year, subject to certain adjustments, for use of the network as it existed on the date Bridge transferred it to us. The agreement also provides for pricing adjustments as Bridge's customer base and networking needs change. In addition, Bridge has agreed to minimum annual revenue of approximately $__ million for the 10-year term of the agreement.

         Bridge has been converting its customers from legacy protocols to IP over the last four years. Bridge expects to continue converting customers to IP and as they do so Bridge will order additional services from SAVVIS under the network services agreement. The following chart presents the growth in Bridge's IP network from January 1996 through November 1999.

                         BRIDGE IP NETWORK CONNECTIONS

       JAN-96             JAN-97         JAN-98        JAN-99        NOV-99

        250               1,100          2,500         4,000         10,00O

         While we expect our revenues from Bridge to continue to increase, we expect them to decrease as a percentage of our total revenues as we continue to expand our data networking, Internet access and colocation customer base. We believe data networking and colocation services will increase as a percentage of our non-Bridge recurring revenues as we expand these service offerings.

         DIRECT COSTS AND EXPENSES. Direct costs and expenses are comprised of the following items:

         Data communications and operations. Data communications and operations expenses include the cost of:

o        connections to other Internet backbone providers;

o        leasing local loops;

o        backbone connections;

o        engineering salaries and related benefits;

o        other related repairs and maintenance items;

o        leasing routers and switches;

o        leasing colocation space; and

o        installing local loops at customer sites.

         These costs will also include the cost of the network monitoring as well as the customer help desk services that will be provided by Bridge under the technical services agreement. Data communications and operations expenses will increase significantly with the inclusion of the Bridge network. In addition, we expect that these costs will increase in total dollars as we expand our network and increase our customer base, but we expect that they will decrease as a percentage of revenues.

         Selling,    general   and   administrative.    Selling,   general   and
administrative expenses include the cost of:

o        sales and marketing salaries and related benefits;

o        advertising and direct marketing;

o        sales commissions and referral payments;

o        office rental;

o        administrative support personnel;

o        bad debt expense; and

o        travel.

         We anticipate that these expenses will increase significantly in total dollars as we add more sales personnel and administrative support personnel and increase our marketing initiatives to support the acquisition of the Bridge network and for the expansion of our customer base. Annual facility expenses are expected to increase significantly beginning in the year 2000 as a result of the newly leased headquarters facility in Herndon, Virginia. Our incremental cost will approximate $2.5 million per year. We expect that selling, general and administrative expenses will decrease as a percentage of revenues.

         Depreciation and amortization. Depreciation and amortization expense consists primarily of the depreciation and amortization of communications equipment, capital leases, goodwill and intangibles. We expect these expenses to increase as we make significant investments in the network as we expand our business. Generally, depreciation is calculated using the straight-line method over the useful life of the associated asset, which ranges from three to five years. Goodwill resulting from our acquisition by Bridge is being amortized over ten years and other intangibles are being amortized over one to five years.

         Interest expense. Historical interest expense is related to debt to banks, convertible notes, loans from Bridge and capitalized leases. In connection with our purchase of the Bridge network assets, we entered into subleases with Bridge relating to their capitalized leases for network equipment that Bridge could not directly assign to us. We also issued a $__ million promissory note to Bridge in connection with the purchase of the Bridge network assets. As a result, our interest expense will increase.

         Income tax expense. We incurred operating losses from inception through June 30, 1999 and, therefore, have not recorded a provision for income taxes in our historical financial statements. We have recorded a valuation allowance for the full amount of our net deferred tax assets because we believe that the future realization of the tax benefit is uncertain. As of December 31, 1998, we had net operating loss carry forwards of approximately $30 million. Section 382 of the Internal Revenue Code restricts the utilization of net operating losses and other carryover tax attributes upon the occurrence of an ownership change, as defined. Such an ownership change occurred during 1999 as a result of the acquisition of our company by Bridge. Management believes that this limitation will not materially restrict our ability to utilize the net operating losses over the carryforward periods ranging from 15 to 20 years.

RESULTS OF OPERATIONS

         The historical financial information included in this prospectus will not reflect our future results of operations, financial position and cash flows. Our results of operations, financial position and cash flows subsequent to the purchase of Bridge's network and the commencement of the related agreements will not be comparable to prior periods. In addition, we cannot assure you that we have correctly estimated the costs of providing services to Bridge, Bridge's data network service requirements, and the costs of the technical and administrative services we will require to pursue our business plan.

    SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO SIX MONTHS ENDED JUNE 30, 1998

         The following discussion compares the combined results of operations of SAVVIS and our predecessor for the six months ended June 30, 1999, with those of our predecessor for the six months ended June 30, 1998. The combined results consist of the sum of the financial data from January 1, 1999 through April 6, 1999 for the predecessor and from April 7, 1999 through June 30, 1999 for SAVVIS.

         Revenue. Revenue was approximately $11.4 million for the first half of 1999, compared to approximately $5.1 million for the first half of 1998, an increase of more than 123%. This $6.3 million increase was primarily due to increased marketing and sales efforts and the resulting increase in the number of customers as well as increased services to existing customers.

         Data Communications and Operations. Data communications and operations expenses were approximately $12.7 million for the first half of 1999 compared to approximately $9.3 million for the first half of 1998, a 36% increase. This approximately $3.4 million increase was due to costs associated with the expansion of our network and the increase in our customer base, and the hiring of additional engineering personnel.

         Selling, General and Administrative. Selling, general and administrative expenses were approximately $10.0 million for the first half of 1999, compared to approximately $4.6 million for the first half of 1998, an increase of 117%. This approximately $5.4 million increase was due to the increase in the size of our sales force in connection with our increased marketing efforts. As a result, our personnel expenses and the related recruiting and travel costs, sales, marketing and administrative departmental costs and professional service expenses increased accordingly.

         Depreciation and Amortization. Depreciation and amortization expenses were approximately $3.8 million for the first half of 1999, compared to approximately $.9 million for the first half of 1998, an increase of 322%. Approximately $2.4 million of this approximately $2.9 million increase was attributed to the amortization of goodwill and other intangibles resulting from Bridge's acquisition of our company effective April 7, 1999, while the remaining increase primarily resulted from increased capital expenditures for equipment in connection with the continuing expansion of our network.

         Interest Expense, Net. Interest expense, net was approximately $.7 million for the first six months of 1999, compared to approximately $.2 million for the six months ended June 30, 1998, an increase of 250%. The approximately $.5 million increase in interest expense, net was attributable to an increase in amounts due to Bridge and an increase in capitalized lease obligations incurred to expand the network.

         Net Loss. Net loss was approximately $15.9 million for the first half of 1999, compared to approximately $9.9 million for the first half of 1998, a 61% increase.

      YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

         Revenue. Revenue was $13.7 million in 1998 compared to $2.8 million in 1997, an increase of 389%. This $10.9 million increase was primarily due to increased marketing and sales efforts and the resulting substantial increase in the number of customers.

         Data Communications and Operations. Data communications and operations expenses were $20.9 million in 1998, compared to $11.1 million in 1997, an increase of 88%. This $9.8 million increase was due to costs associated with the expansion of our network and the increase in the customer base.

         Selling, General and Administrative. Selling, general and administrative expenses were $12.2 million in 1998, compared to $5.1 million in 1997, an increase of 139%. The principal increase in these expenses resulted from the increased size of our sales force in the second half of 1998. Marketing and administrative costs also increased in 1998 to support the increased number of customers.

         Depreciation and Amortization. Depreciation and amortization expenses were $2.2 million in 1998, compared to $.6 million in 1997, an increase of 267%. Depreciation and amortization expense increased due to the purchase of communications equipment for the expansion of our network and the acquisition of Interconnected Associates.

         Interest Expense, Net. Interest expense, net was $.1 million in 1998, compared to $.4 million in 1997, a decrease of 75%. This $.3 million decrease was directly attributed to the conversion of certain of our convertible notes into equity securities in connection with our corporate reorganization in March 1998 and interest income earned on proceeds received in the transaction.

         Net Loss. Net loss was $21.7 million in 1998, compared to $14.5 million in 1997, a 50% increase.

    YEAR ENDED DECEMBER 31, 1997 COMPARED TO THE YEAR ENDED DECEMBER 31, 1996

         Revenue. Revenue was $2.8 million in 1997 compared to $.3 million in 1996 (our first full year of operations), an increase of 833%. This $2.5 million increase was primarily due to increased marketing and sales efforts and the resulting increase in the number of customers.

         Data Communications and Operations. Data communications and operations expenses were $11.1 million in 1997, compared to $1.0 million in 1996, an increase of 1,010%. This $10.1 million increase was due to costs associated with the expansion of our network and the increase in our customer base.

         Selling, General and Administrative. Selling, general and administrative expenses were $5.1 million in 1997, compared to $1.2 million in 1996, an increase of 325%. This $3.9 million increase was primarily attributable to the expansion of our business, including personnel expenses, sales and marketing costs and professional services expenses.

         Depreciation and Amortization. Depreciation and amortization expenses were $.6 million in 1997, compared to $.2 million in 1996, an increase of 250%. This $.4 million increase is attributable to the purchase of communications equipment for the expansion of our network.

         Interest Expense, Net. Interest expense, net was $.4 million in 1997, compared to $.1 million in 1996, an increase of 300%. This $.3 million increase is attributable to interest on capitalized lease obligations that we entered into in 1997 and the interest on convertible notes and bank debt.

         Net Loss. Net loss was $14.5 million in 1997, compared to $2.2 million in 1996, an increase of 559%.

LIQUIDITY AND CAPITAL RESOURCES

         We have historically generated negative cash flows from operations. We generated negative cash flows from operations of $1.3 million, $10.5 million and $20.6 million for 1996, 1997 and 1998, respectively, and $11.5 million and $12.3 million for the first six months of 1998 and 1999, respectively.

         From January 1, 1996 through August 31, 1999, we have expended $76 million for operating purposes and for the construction, maintenance and expansion of our network. Net cash used in investing activities was approximately $.9 million, $.7 million and $2.4 million for 1996, 1997 and 1998, respectively, and $1.5 million for the first six months of 1999. Net cash used in investing activities in each period primarily reflects purchases of property and equipment not financed with capital leases. In March 1998, we used approximately $.8 million in cash and stock with a fair value of approximately $.6 million to acquire Interconnected Associates. See note 5 to our audited financial statements that are in the back of this prospectus. Net cash provided by financing activities was $2.7 million, $12.0 million and $24.1 million for 1996, 1997 and 1998, respectively, and $11.0 million for the first six months of 1999. We obtained funds through issuances of equity securities and convertible notes, bank financing, capital lease obligations and advances from Bridge pursuant to demand notes. As of September 30, 1999, we had outstanding demand loans from Bridge of approximately $16.6 million.

         In 1999, we expect our capital expenditures, excluding the purchase of the Bridge IP network, will total approximately $25 million. The majority of this expenditure is allocated to the rollout of ATM customer premises equipment, the build out of our colocation facilities, and the deployment of our new dial platform. We expect to have capital expenditures of approximately $160 million in 2000 as we continue the build out of colocation facilities, the deployment of ATM devices, and the expansion of our network to 24 new cities.

         In ______ 1999, we acquired certain network assets from Bridge in exchange for $_____ million of indebtedness and capitalized lease obligations.

         In connection with our acquisition of Bridge's network assets, Bridge assigned to us certain agreements for the purchase of communications services. To obtain the suppliers' consents to such assignments, in several instances, Bridge was required to guarantee our performance under these agreements. In the event Bridge is ever required to make payments to these suppliers on our behalf, Bridge will be entitled to reduce its payments to us under the network services agreement in a like amount. We are currently discussing with several of these suppliers the release of Bridge from its guarantee obligations in exchange for the placement of deposits or stand-by letters of credit by us. We estimate that we may be required to deposit up to a total of $__ million for such purposes.

         We have arrangements with various suppliers of communications services that require us to maintain minimum spending levels, some of which increase over time. We are able to choose among a variety of communications services offered by these suppliers to meet these spending minimums. We are currently exceeding all of our spending minimums and expect to continue to do so as our network requirements expand. However, if our network requirements were to decrease, we could be obligated to make payments to these suppliers for services we do not need.

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

         Although we plan to invest significantly in equipment and in network expansion, we have no material commitments for such items at this time. As we expand our network, increase our employee base to support our expanded operations and invest in our marketing and sales organizations, we expect to have significant cash requirements for the foreseeable future.

         We believe that the net proceeds of this offering, together with our existing cash and cash equivalents, and anticipated vendor financings, will be sufficient to fund our capital needs through the end of 2000. See "Risk Factors -- Risk Related to Our Business." We intend to continue to seek equity or debt financing from external sources to meet our cash needs after that date. We cannot assure you that such additional funding will be available on terms satisfactory to us or at all.

IMPACT OF THE YEAR 2000

         Many computers, software, and other equipment include computer code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. These problems are widely expected to increase in frequency and severity as the year 2000 approaches, and are commonly referred to as the "Year 2000 problem."

         General Readiness Assessment. The Year 2000 problem may affect the network infrastructure, computers, software and other equipment that we use, operate or maintain for our operations. As a result, we have formalized our Year 2000 compliance plan, which has been substantially implemented by a team assigned this task. As part of our Year 2000 compliance plan, the project team has compiled a listing of all mission-critical items, both developed internally and purchased from outside sources, that may be impacted by the Year 2000 problem. We then obtained information from the independent third parties whose products or services we use to identify the Year 2000 readiness of all mission-critical items. Substantially all mission-critical items that were found not to be compliant were then upgraded to a compliant version, model or release. Mission-critical items that were internally developed were created with Year 2000 compliance in mind, and have been thoroughly tested. We have purchased and developed all of our hardware and software since 1995. As a result, we have no legacy systems that are most commonly afflicted with Year 2000 problems.

         Costs of assessing and addressing Year 2000 compliance. The costs of upgrading the various hardware or software that were found not to be compliant were not material. The majority of the cost of assessing and addressing Year 2000 compliance issues was absorbed into normal operating expense and salary structures.

         Risks associated with Year 2000 problems. We believe that we have identified and resolved all Year 2000 problems that could significantly harm our business operations. However, we believe that it is not possible to determine with complete certainty that all Year 2000 problems affecting us have been identified or corrected. The number of devices and systems that could be affected and the interactions among these devices and systems are numerous.

         In such cases where we do not have the ability to perform our own tests on third party technologies, we have sought statements of compliance from our vendors. No one can accurately predict which Year 2000-related failures will occur or the severity, timing, duration, or financial consequences of these potential failures. As a result, we believe that the following are possible:

o A significant number of operational inconveniences and inefficiencies for us, our suppliers and our customers that will divert management's time and attention, and financial and human resources from ordinary business activities;

o Possible business disputes and claims, including claims under our Service Level Agreements, due to Year 2000 problems experienced by our customers and incorrectly attributed to our services or performance, which we believe will be resolved in the ordinary course of business;

o A few serious business disputes alleging that we failed to comply with the terms of customer contracts or industry standards of performance, some of which could result in litigation or contract termination;

o One or more of our telecommunication and/or Internet access providers may encounter difficulties related to the Year 2000 problem and, as a result, may not be able to send data to or receive data from one or more of our PrivateNAPs(SM).

         Contingency Plans. We believe our company is Year 2000 compliant. Therefore, our contingency plans mostly take the form of fast and efficient responses to Year 2000 problems identified as they materialize. Specifically:

o We will have staff from each of our technical departments present on site at midnight on December 31, 1999, as well as additional staff "on call."

o We will also make arrangements with vendors of key mission-critical equipment and software to ensure that they have staff present or "on call" to immediately address any issues that arrive with the Year 2000.

o Where feasible, we will have backup systems in place so that we may transition functionality from affected systems.

RECENT ACCOUNTING PRONOUNCEMENTS

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. This standard will be effective for us for the fiscal years and quarters beginning after June 15, 2000, and requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. We are currently evaluating the impact of this standard.

         In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities." This standard requires companies to expense the costs of start-up activities and organization costs as incurred and is effective for fiscal years beginning after December 15, 1998. We do not expect that adoption of this standard will have a material impact on our results of operations.

         In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas and major customers. Our adoption of this standard did not affect our financial position, results of operations or cash flows for any period presented.

QUALITATIVE AND QUANTITATIVE MARKET RISKS

         Our primary market risk exposures relate to changes in interest rates. With the transfer of assets from Bridge, we will also be exposed to changes in foreign currency exchange rates.

INTEREST RATES

         Our financial instruments that are sensitive to changes in interest rates are our borrowings from Bridge. As of December 31, 1998, the aggregate fair value of our borrowings approximated their carrying value.

FOREIGN CURRENCY

         Although our functional currency is the United States dollar, a significant portion of our revenue will be derived from our sales and operations outside the United States after the asset transfer. In the future, we expect to derive a significant portion of our revenue and incur a significant portion of our operating costs outside the United States, and changes in foreign currency exchange rates may have a significant effect on our results of operations. In the future, we may engage in hedging transactions to mitigate foreign exchange risk.

                                    BUSINESS

         We are a leading provider of high quality, high performance global networking and Internet solutions to medium and large businesses, multinational corporations and Internet service providers. Bridge Information Systems, one of the leading content providers to the financial services industry, utilizes the SAVVIS ProActive(SM) Network to deliver Bridge's content and applications to over 5,000 financial institutions including 75 of the top 100 banks in the world. We currently offer a wide range of managed data network services, high bandwidth Internet access, virtual private networks, Internet security services and colocation services. We provide services to approximately 700 customers, including ebay Inc., CDNow, Inc. and Sage Networks, Inc. and through Bridge to over 5,000 customers,including Morgan Stanley Dean Witter and Chase Manhattan Bank.

         The SAVVIS ProActive(SM) Network was constructed to meet the real-time data delivery requirements of the most demanding customers. Our network is one of the largest data networks in the world, has been operational since 1996 and has over 6,000 buildings on-net in 75 of the world's major commercial centers in 47 countries. Our network architecture is based on asynchronous transfer mode, or ATM, frame relay and Internet protocol, or IP, architectures. Additionally, our 75-city global system connects to eight PrivateNAPs(SM), which will be expanded to 12 by March 2000, allowing us to by-pass the congested public
Internet access points. This network design enables us to provide real-time packet delivery and guarantee low latency and low packet loss. The network also allows us to tailor our service offerings to our customers' needs and to offer a range of quality of service levels. The high performance of our Internet access service has been independently verified by Keynote Systems in a study in which we have consistently been rated among the top three Internet backbone providers for performance based on mean file download times throughout 1999.

         We began commercial operations in 1996, offering Internet access services to local and regional Internet service providers. In April 1999, we were acquired by Bridge, a global provider of real-time and historical financial information and news regarding stocks, bonds, foreign exchange, and commodities to the financial services industry. Bridge has approximately 250,000 network terminals installed worldwide. Over the last four years Bridge IP network connections have grown from 250 to 10,000, and during 1999 have increased an average of 600 per month, or 250%. For the twelve months ended September 30, 1999, Bridge generated over $1.2 billion in revenues. Bridge is a privately held company based in St. Louis, Missouri, whose principal shareholder is Welsh, Carson, Anderson & Stowe, a leading private equity firm.

         In order to deliver real-time financial information to its customers around the world, Bridge developed a highly redundant global network based on ATM, frame relay and IP technologies. We constructed our network using identical technologies and, in most cases, the same types of network equipment, greatly facilitating the interconnection and integration of the networks in September 1999. On ________ __, 1999, in exchange for $_____ million of indebtedness and capital lease obligations, Bridge transferred its global network to us, creating the seamless global data network which we operate today. Bridge agreed to use our services for the delivery of its financial content and services through 2009 and will guarantee annual revenue to us of approximately $__ million through that date. In addition, we agreed to purchase certain customer support, technical and administrative,

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

services from Bridge. Before giving effect to this offering, Bridge owned approximately 75% of our outstanding common stock.

MARKET OVERVIEW

         Market Opportunity. As the Internet has emerged as a strategic component of business, investment in Internet services has begun to increase dramatically. According to International Data Corporation, the demand for US Internet and e-commerce services was $2.9 billion in 1997 and is expected to grow to $22 billion by 2002, a 50% compound annual growth rate. In addition, demand for data transport services is growing rapidly as evidenced by International Data Corporation's estimate that Internet service providers' corporate access revenues will grow from $2.9 billion in 1998 to $12 billion by 2003, a 32.5% compound annual growth rate. We believe a significant Internet market will continue to be Internet infrastructure and usage. According to Zona research, this market will grow to an estimated $142 billion in 2001, approximately half of which will represent bandwidth cost.

         Internet network services. Since the commercialization of the Internet in the early 1990s, businesses have rapidly established corporate Internet sites and connectivity as a means to expand customer reach and improve communications efficiency. Internet access service is now one of the fastest growing segments of the global telecommunications services market. According to International Data Corporation, the number of Internet users worldwide reached 38 million in 1996 and is forecasted to grow to over 170 million by the year 2000. Internet access services represent the means by which Internet service providers interconnect businesses to the Internet or to corporate intranets and extranets. Access services include dial-up access for mobile workers and small businesses and high-speed dedicated access used primarily by mid-sized and larger organizations. In addition to Internet access services, Internet services providers are increasingly providing a range of value-added services, including shared and dedicated Web hosting and server colocation, security services, and advanced applications such as IP-based voice, fax and video services.

         Corporate data network services. Other than Internet-related services, the majority of business' data communications today take place over private or managed corporate data and electronic data interchange networks. According to International Data Corporation, the market for data network services in the U.S. grew from approximately $3.0 billion in 1997 to approximately $5.5 billion in 1998. International Data Corporation expects that the market for data network services in the U.S. will continue to grow rapidly to reach approximately $12.8 billion in 2003.

         Today organizations employ local data networks, local area networks or LANs, to interconnect personal computers and workstations. The highly successful use of LANs for information-sharing, messaging and other applications has led organizations to aggressively deploy wide area networks, or WANs, which effectively interconnect LANs and replicate their functionality across a much broader geographic area. The demand for WANs has grown as a result of today's competitive business environment. Factors stimulating higher demand include the need to provide broader and more responsive customer service and to operate faster and more effectively between operating units, suppliers and other business partners. In addition, as businesses become more global in nature, the ability to access business information across the enterprise has become a competitive necessity.

         Convergence between the Internet and corporate data networking. Today, many businesses are utilizing Internet-related services as lower-cost alternatives to certain traditional telecommunications services. The ubiquitous nature and relatively low cost of the Internet have resulted in its widespread use for certain applications, most notably Web access and e-mail. IP has become the communications protocol of choice for the desktop and the LAN. As a result, IP WAN implementation requires no protocol conversion, reducing overhead and improving performance. Many corporations are connecting their remote locations using intranets to enable more efficient communications with employees, providing remote access for mobile workers and reducing telecommunications costs by using value-added services such as IP-based fax and video-conferencing.

         Industry analysts expect the market for both IP-based data networking services and Internet access to grow rapidly as companies increase their use of the Internet, intranets, extranets and privately managed IP networks. According to industry analyst Forrester Research, Inc., an independent research firm, the total market for Internet services is projected to grow from $6.2 billion in 1997 to approximately $49.7 billion in 2002, with approximately $27.9 billion in the enterprise market segment and $21.8 billion in the consumer market segment.

         Rapid growth in e-commerce. While most corporations' early use of the Internet was to establish an Internet marketing presence, businesses today are using the Internet much more aggressively: to generate new revenues, to increase efficiency through improved communications with suppliers and other business partners, and to improve internal communications. The rapid growth of e-commerce encompasses both business-to-business and business-to-consumer communications and transactions, and the projected growth of these markets over the next five years is dramatic. Forrester Research projects that the market for business-to-business e-commerce will grow from $43 billion in 1998 to $1.3 trillion in 2003. In addition, Forrester Research projects that the market for business-to-consumer e-commerce will grow from $8 billion to $108 billion over the same period.

         Outsourcing of Internet-related services. In order to capitalize fully on the new opportunities presented by the Internet and e-commerce, businesses will require robust data communications and infrastructure services capable of supporting mission-critical applications. We believe that an increasing number of businesses will seek to outsource these services to third-party providers for several reasons. First, the rapid growth of Internet-related businesses has created a shortage of information technology personnel skilled in IP and
e-commerce  development.   Second,  many  companies  believe  that  establishing
leadership in their industry with respect to Internet-related services is important to the future of their business. Given this posture, time to market is critical and turning to a specialized, third-party provider can often shorten time to market. Finally, many infrastructure services require significant up-front investment. Many companies will choose to preserve their capital to invest in activities that are integral to their business strategy and seek to develop their infrastructure by purchasing services rather than investing in networks, systems and equipment.

         Rapid growth in colocation and Web site hosting. While in the past only the largest companies provisioned their own data networking services, until recently businesses of all sizes typically housed, maintained and monitored their own web and content servers. As Internet-enabled applications become mission-critical, larger and more difficult to develop and maintain and require increasing amounts of investment, we believe a substantial

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

number of businesses will outsource their colocation and web site hosting requirements to third parties. Forrester Research projects that the web site hosting business, including colocation, dedicated and shared hosting, will grow from less than $1 billion in 1998 to almost $15 billion by 2003. We believe that companies seeking IP expertise, high levels of security, fault-tolerant infrastructure, local and remote support and the cost benefits of a shared infrastructure will be most likely to outsource these services.

         Limitations of Internet protocol and the Internet. Despite the remarkable, rapid success of IP, the Internet faces limitations that may serve as a bottleneck between the full potential of IP and its use in mission-critical applications. First, in IP routing, packet data travels through the network without a pre-defined path or guaranteed delivery. Individual packets may travel separate paths and arrive at the network destination at different times. Second, IP packets cannot be identified as belonging to one class of traffic or another. For example, in a given flow of IP packets it is not possible to separate "real-time" traffic, such as voice-over-IP, from lower priority traffic, such as e-mail. Each of these issues limits the utility of IP for mission-critical, real-time enterprise networks. While we believe that an improved version of IP will be implemented, the timing and efficiency of these improvements remain uncertain.

         Bottlenecks at Network Access Points. The Internet is a network of networks. Communication among these networks takes place at access points where they interconnect. Despite the near ubiquity of the Internet, there are only a few major public network access points. However, since the introduction of network access points, the volume of Internet traffic has increased dramatically, often overwhelming network access points' capacity to handle the smooth exchange of traffic. The public network access points are now space constrained, have inadequate power and air conditioning, have poor security, often employ legacy switching technologies, have limited or no available maintenance or support staff, and are not centrally managed. No single entity has the economic incentive or ability to facilitate problem resolution, to optimize peering, or to bring about centralized routing administration. As a consequence of the lack of coordination and in order to avoid the increasing congestion at the public network access points, selected backbone providers have established connections at private network access points, thereby connecting pairs of backbones for the exchange of traffic and bypassing public network access points.

COMPETITIVE STRENGTHS

         Our target customers are those businesses that are intensive users of data communications that require a high quality of service for their Internet, intranet and extranet needs. Our competitive strengths in servicing these customers include:

         LARGE, SOPHISTICATED CUSTOMER BASE. We currently provide real-time managed data services to Bridge to enable the delivery of Bridge content and applications to over 5,000 financial services firms including 75 of the top 100 banks in the world and 45 of the top 50 brokerage firms in the U.S. These companies are among the world's most demanding users of corporate data services, and the SAVVIS ProActive(SM) Network was designed and is operated to high standards of speed and redundancy to satisfy their requirements. With the SAVVIS ProActive(SM) Network in place, the marginal cost of providing additional services to these customers is low. Additionally, the marginal cost of making our high quality services available to new customers, including medium and small businesses, and new vertical markets is also low. We believe providing service, through

Bridge, to the world's leading financial institutions will significantly advance our brand building efforts and enhance our prospects for winning new business.

         UNIQUE NETWORK ENGINEERED FOR REAL-TIME PERFORMANCE. Our network architecture allows us to deliver real-time, volume intensive data services to the most demanding customers. In addition, the high performance of our Internet access service has been independently verified by Keynote Systems in a study in which we have consistently been rated among the top three Internet backbone providers for performance based on mean file download times throughout 1999. In order to achieve this, we designed our network to be highly redundant, including multiple backbone, local loop and Internet connections. In addition, our system of PrivateNAPs(SM) allows our Internet traffic to bypass the heavily congested public access points of the Internet, thereby reducing data loss and latency, and improving reliability and performance. We also use proprietary routing and network management policies to enhance our network efficiency and to maintain a high quality of service. The reliability and functionality of our network allows us to provide our customers with a range of services and quality of service levels that we believe are unique to the industry.

         GLOBAL ON-NET PRESENCE. We operate one of the largest managed data networks in the world, reaching 47 countries, with facilities in 75 major cities, including 53 international cities and 22 U.S. cities. These cities generate a significant percentage of the world's total data traffic and we intend to continue to extend the scope of our network by connecting an additional 24 cities in 2000. Currently, the network has over 6,000 buildings on-net. These on-net buildings are typically occupied by multiple businesses to which we can deliver our services with low marginal cost.

         SINGLE SOURCE SERVICE OFFERING. We provide our customers with a single source for a wide range of global networking, Internet, and colocation solutions. Our global networking solutions include managed data, virtual private network and dial-up access services. Our Internet-related services include dedicated access, digital subscriber line, or DSL, and Internet security services. All of our services are offered as service only, turnkey solutions or fully managed solutions depending on customer requirements and the capabilities of their internal information technology staff.

         WORLD-CLASS SERVICE THROUGH PROPRIETARY SYSTEMS. Our global network operations center in St. Louis and our regional network operations centers in London and Singapore are equipped with sophisticated, proprietary network monitoring, management, reporting and diagnostic tools for network troubleshooting. These systems enable real-time remote monitoring and management of our network equipment and customer service. Our customers have a single point of contact, on a 24x365 basis, for support inquiries and receive prompt notification of events that might impact service quality, such as network congestion, equipment failures and network or power outages. Our unique global network also enables us to provide our customers an extremely high level of service. We commit this level of service to our customers in writing in service level agreements, or SLAs. Our SLAs are guarantees to our customers of high quality service measured in terms of network availability, latency, packet loss and other metrics.

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

BUSINESS STRATEGY

         Our strategy is to tap the rapidly growing market for reliable high speed data communications and Internet services. In pursuit of this strategy, we intend to:

         PROVIDE A SINGLE SOURCE FOR HIGH QUALITY INTERNET AND MANAGED NETWORK SOLUTIONS. Data communications, and the Internet, are mission-critical to thousands of businesses worldwide and the market for these services continues to grow rapidly. Corporations are continually expanding and enhancing existing networks and deploying new solutions in response to this growth. By providing a wide range of solutions for both Internet and managed data solutions, we offer a single source solution to the key challenges faced by corporate information technology managers implementing Internet, intranet and extranet applications. Since the requirements and internal capabilities of customers vary significantly, we offer solutions as a service only, or on a turnkey or fully managed basis.

         CAPITALIZE ON BRIDGE RELATIONSHIPS TO PENETRATE ITS CUSTOMER BASE. We intend to aggressively market our services to the over 5,000 Bridge customers already connected to our network through both our sales force and the over 500 Bridge sales representatives around the world. We provide incentives to Bridge employees to refer Bridge customers to us. Since Bridge customers are already on our network, we believe we will enjoy significant time-to-market, cost and quality advantages and enhanced customer retention when delivering our services to these customers.

         EXPLOIT OUR ON-NET BUILDING PRESENCE. We intend to actively market our services to the businesses in the over 6,000 buildings worldwide connected to our network. These buildings are generally located in downtown areas of major cities and are typically occupied by multiple businesses. Because this network is already in place, we expect to enjoy time-to-market, cost and quality advantages when delivering services to current and new customers located in these buildings.

         EXPAND OUR NETWORK AND PRIVATE NAP(SM) INFRASTRUCTURE. We intend to leverage the substantial investments we have made in network infrastructure, service capabilities and support organizations to service new customer segments, including large corporations in other targeted vertical markets, medium and small businesses and Internet service providers. We intend to continue to expand our network infrastructure to connect new cities and new buildings to our network. Over the next two years, we expect to establish facilities in 48 additional cities worldwide. We believe that this expansion will allow us to continue to expand our customer base, improve our service offering and improve our economies of scale. We also intend to continue the expansion of our PrivateNAPs(SM) with the addition of four PrivateNAPs(SM) in early 2000. Given the high volume of traffic currently carried on our network, we are also evaluating the purchase of local and long haul fiber to further reduce network operating costs.

         GROW DOMESTIC AND INTERNATIONAL DISTRIBUTION CHANNELS. We intend to aggressively grow our distribution channels. We expect to significantly increase the size of our current sales force for both global networking solutions and Internet access services in 2000 and enter into distribution arrangements with companies licensed to provide our services in markets where we do not directly hold such licenses. We will also attempt to establish relationships with our Internet service provider customers who are interested in cross-selling our global networking solutions to their existing customer base. Finally, we intend to partner with content providers (in addition to Bridge) to develop bundled content and network services targeted at vertical markets other than the financial services industry.

         PROVIDE ENABLING INFRASTRUCTURE FOR E-COMMERCE SOLUTIONS. We believe that many of our target customers, particularly the financial services companies to whom we currently deliver Bridge content and applications, are aggressively pursuing e-commerce strategies. Our unique network architecture, highly available domestic and international dial access platforms and industry leading security solutions will enable businesses to communicate with customers and suppliers over the Internet and secure extranets. As a result, we are well positioned to help our customers capitalize on the substantial anticipated growth in e-commerce.

         DEVELOP AND MARKET NEW SERVICES. We intend to continue to develop new services, such as voice and video, that will enable us to further leverage our existing network infrastructure and our existing customer base. For example, we have deployed ATM to the edge of our network and intend to aggressively deploy ATM devices at customer premises allowing for the provision of multiple network applications with different quality of service levels over the same local loop and customer equipment. The deployment of these devices will allow our customers to combine services that they may currently buy from multiple vendors, each on a different network, onto our network at a reduced cost. We are also in the process of upgrading and expanding our colocation facilities to over 250,000 square feet of space, and expect to offer complex web hosting services at these facilities. We intend to further expand our relationship with Bridge to develop tailored product offerings which bundle news, financial content and trading applications with our data networking services. We also intend to develop bundled content or applications and network services with other trading partners targeted at new vertical markets.

THE SAVVIS SOLUTION

         We believe that SAVVIS is well positioned to solve the major problems facing Internet and data networking customers today. We designed the SAVVIS ProActive(SM) Network to offer a guaranteed, superior level of performance for both Internet and data networking services. We deliver a comprehensive range of high performance, quality of service differentiated solutions, including global networking, Internet access, intranets, extranets, colocation and other services.

         A common feature among all of our services is that we provide our customers with substantial flexibility to choose among a range of offerings, including service only, turnkey solutions and fully managed solutions. With service only, the customer is responsible for the design and integration of its network solution and the purchase of network hardware, relying on us only for network services. With a turnkey solution we are responsible for the design, implementation and integration of the solution, but the customer manages the solution after it has been deployed. With a managed offering, we are responsible for the design, implementation, integration and ongoing support of the customer solution.

         GLOBAL NETWORKING SOLUTIONS. The SAVVIS ProActive(SM) Network provides a reliable, high quality environment to transfer private corporate data among offices, employees, customers and suppliers. Because all of our global networking solutions are carried over a single network, we are able to offer these services on a cost-effective basis

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

relative to legacy private line networks, while providing comparable quality and
security  and   significant   improvements   in  redundancy,   flexibility   and
scalability.

         Managed Data Networking. Managed data network services provide data communication links over a shared network environment. Because we operate, manage and monitor our global data network end-to-end, we are able to provide our customers with higher performance and greater reliability than solutions that utilize the public Internet. Customers can connect to our global network using ATM, frame relay or IP protocols. Customers contract for connectivity to our global data network and configure software-based permanent virtual circuits, or PVCs, that emulate much of the functionality of private lines, but with improved scalability and redundancy and the ability to "burst" beyond the stated capacity of the PVC. Our managed data network solutions are designed for those customers that require a very high level of quality and security for their networking solutions.

         Virtual Private Network Services. For our customers who want to realize the cost benefits of a shared network but do not require the level of performance and security of our managed data network solutions, we offer our Internet-based virtual private network, or VPN, solutions. VPNs utilize the near-ubiquity of the Internet to provide cost-effective connectivity for businesses with large numbers of sites, mobile workers or sites that do not have high bandwidth requirements or that are in remote locations. A typical Internet-based VPN supports dial-up access, resulting in extensive geographic coverage and, together with the implementation of tunneling, encryption, authentication and access control technologies, can establish a secure link between the mobile worker and the corporate network environment. One of our primary competitive advantages is that our Internet-based VPN customers are served by our high performance Internet backbone.

         Packet Transport Services. We offer point-to-point data connection services, which are implemented as ATM or frame relay PVCs, for customers requiring high bandwidth point-to-point network communications.

         Dial Access. By the end of 1999, we plan to offer local dial access in over 20 U.S. markets, toll free dial access for all other U.S. markets as well as international dial access. By the middle of 2000, we expect to provide local dial access in approximately 100 U.S. cities, increasing to approximately 300 U.S. cities by the end of 2000. Our dial access service will enable mobile workers, telecommuters and small-office and home-office users to connect to our high quality global data network. This service is targeted at those businesses with extensive extranets designed for e-commerce services and companies with a significant number of mobile workers that demand reliable, high-quality, dial-up solutions.

         INTERNET ACCESS SERVICES. We offer our customers in the U.S. a broad range of Internet access services designed to meet the varied needs of corporate customers and regional Internet service providers. Our Internet access services range from high-speed continuous access provided by dedicated telephone circuits to lower-cost dial-up services. The principal features of our Internet access services are the high performance, reliability and flexibility provided by the SAVVIS ProActive(SM) Network and our 75 city global network that is connected to our system of PrivateNAPs(SM) allowing our customers to by pass the congested public Internet access points. We plan to make these services available to certain of our customers outside the U.S. beginning in the third quarter of 2000. The high performance of our Internet access service has been independently verified by Keynote Systems in a study in which we have consistently been rated among the top three Internet backbone providers for performance based on mean file download times throughout 1999.

         Dedicated Access. We offer customers T-3 service (up to 45 Mbps) and T-1 service (up to 1.544 Mbps), with the option of full channel dedicated bandwidth, fractional channel bandwidth or burstable bandwidth. We also provide all required IP addresses, primary and secondary domain name service, newsfeed service, and network time protocol.

         Ethernet Service. For customers that seek a cost-effective 100% fiber optic network solution for high-speed Internet access, we offer our 10 Mbps Ethernet service. Our Ethernet service transmits information through a customer's existing LAN router. This service is an intermediate upgrade between T-1 service and fractional T-3 service.

         DSL Service. For commercial customers that seek a cost-effective continuous connectivity solution for high-speed Internet access, we offer symmetric digital subscriber line, or DSL, services (up to 1.544
         Mbps). DSL services transmit information through a customer's existing copper telephone lines by encoding the information in a digital format. We currently offer DSL services in 12 U.S. cities, and we expect to add service to approximately 12 additional cities by the end of 2000.

         Wholesale Internet Access. We provide wholesale Internet access to local and regional Internet service providers who use our network to connect their customers to the Internet.

         Internet Security Services. For companies using the Internet, protection from internal and external threats to their corporate network is extremely important. We offer a broad range of security solutions designed to provide a customer with the ability to:

o        authenticate users attempting to gain access to its network;

o        prevent intruders from accessing its network;

o        protect the integrity of the content on its network; and

o        encrypt secured transmissions of company data through the Internet.

                  We evaluate and assess a customer's security needs, recommend appropriate security solutions, and implement, manage, monitor and maintain these solutions. We also perform security audits to find deficiencies in a customer network and in host computers attached to that network and recommend appropriate solutions. Our security solutions are offered in conjunction with Netrex, Inc., a leading worldwide Internet security provider.

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

                  COLOCATION SERVICES. We offer customers a secure, fault-tolerant environment in which to locate their mission-critical content and networking hardware. We are in the process of upgrading and expanding our colocation facilities to over 250,000 square feet of space. These state-of-the-art facilities will be located directly on our network backbone to provide high quality, cost-effective Internet access and hosting to the web sites of our colocation customers. We expect to complete upgrades and expansions during 2000 in Boston, London, New York, St. Louis, Los Angeles, San Francisco, Dallas,
         Chicago and Washington, D.C. By using our colocation facilities, customers will enjoy a highly secure, fault-tolerant environment and direct access to our global data network and avoid significant capital outlays required to construct such facilities on their own. Customers will have physical and remote access to our colocation facilities on a 24x365 basis to manage, monitor and maintain their equipment, or they may engage us to provide support services. Our colocation services are targeted at content providers, Internet-centric businesses and application service providers.

         SALES AND MARKETING

         We contact potential new customers through our direct sales force and our recently implemented lead referral program. Our direct salespeople together with our sales engineers develop sales proposals for potential new customers. After a sale is completed and the customer solution is installed, the client solutions team assumes the management of the customer relationship, handling support issues and selling additional services and connectivity as the customer's business grows.

         Direct Sales. Our direct sales force consisted of approximately 100 sales representatives and sales engineers in the U.S. as of October 31, 1999. Our direct sales force is specialized along product lines, which enables our sales representatives to develop an expertise in a specific product area, including customer applications and requirements. This specialization also allows us to customize our sales compensation arrangements to the sales cycle, revenue and margin characteristics of each product. All sales representatives take part in an extensive training program designed to develop in-depth technical expertise so they can better understand customers' complex networking needs and develop customized solutions.

         Our sales force is divided between our Global Networking Sales Division and our Internet Access Sales Division. We employ a distributed sales model for global networking sales to facilitate a consultative sales approach. Because we only recently began marketing our global networking services, our global networking sales force currently consists of eight personnel based in six major cities in the U.S. We intend to rapidly expand our sales force and establish a sales presence in 14 additional cities worldwide by the end of the first quarter of 2000. In contrast, we have a centralized sales model for our Internet Access Sales Division. Our Internet access sales force consists of over 100 representatives based in Reston, Virginia. We intend to locate additional centralized sales teams in Europe, Asia and Latin America by the end of 2001.

         Bridge Lead Referrals. We expect to capitalize on our relationship with Bridge, a major content provider to financial services companies, to generate sales leads in the financial services market. Bridge has approximately 500 sales representatives worldwide, located in the world's key financial centers. These sales representatives support a customer base of over 5,000 financial services companies. Because our network is already

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

connected to over 6,000 buildings around the world to deliver Bridge content to these customers, we are able to deploy additional services and solutions to these customers in a rapid, cost-effective and scaleable manner. In addition to Bridge, we believe that additional content providers will be interested in establishing lead referral programs. A relationship with SAVVIS will enable a content provider to deliver their service in a real-time, high quality manner and provide an incremental revenue opportunity through a lead referral commission.

         Alternate Channels. In addition to relationships with content providers, we intend to develop new distribution arrangements with Internet-related and communications companies. Many of these companies lack our global network infrastructure or sales and technical support expertise for high value-added data services. By partnering with us, these carriers can generate additional revenues, provide a more complete service bundle and reduce customer churn. We intend to pursue distribution opportunities with Internet service providers, competitive local exchange carriers, DSL companies and other communications and Internet-related companies in the U.S., Europe, Asia and Latin America.

         Client Solutions Team. Our client solutions team is responsible for customer relationship management. The team alerts customers when their bandwidth utilization approaches capacity and advises customers on methods to improve the performance and security of their network using additional SAVVIS services. This team is also able to cross-sell to existing customers additional services, such as advising a managed data client on Internet and e-commerce services.

         Marketing. Our marketing programs are designed to build national and global awareness of the SAVVIS brand name and its association with high performance, high quality corporate networking solutions. We use brand awareness and direct marketing programs to generate leads, accelerate the sales process, retain existing customers and promote new products to existing customers. Our print advertisements are placed in trade journals, newspapers and special-interest publications. We participate in industry trade shows, such as Networld+InterOP, IT Expo and Internet World. At the recent 1999 Networld+InterOP show, our VPNs were named the "Best of Show" for WAN services. We also use direct mail, e-newsletters, fax blasts, surveys, telemarketing, Internet marketing, seminars (on-line and on-site), collateral materials, advertising, welcome kits and direct response programs to communicate with existing customers and to reach potential new customers. Many of these marketing programs are co-funded by our technology partners and suppliers. Our marketing programs are targeted at information technology executives, as well as senior marketing and finance managers. We closely track the impact and effectiveness of our primary marketing programs.

         Sales Force Automation. We use our proprietary sales force automation system to manage all pre-sales communications with our prospective customers. All distribution and tracking of sales leads occur through this system. Sales leads are imported from data sources such as corporate web sites, telemarketing, direct mail and national advertising campaigns, and assigned regionally to the desktops of the appropriate sales representatives. All contact with these prospects is documented in the sales force automation system through every step of the sales cycle, from initial contact to contract receipt. In addition, this system allows sales management to monitor the sales activity of their specific sales representatives and generate sales forecasts based on that activity.

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

Further, our sales force automation system tracks all marketing communications with the prospect allowing us to measure the effectiveness of various collateral materials and marketing campaigns in an effort to maximize our marketing dollars. Lastly, our sales people use our sales force automation system to track and manage their personal sales prospects and to send customized packages of sales literature, brochures and faxes directly from their computer desktops, thereby improving sales efficiency.

         CUSTOMERS

         We currently  provide  services to  approximately  700  customers  with
Bridge as our largest customer. We deliver Bridge content and applications to over 5,000 customers, including 45 of the top 50 brokerage firms in the U.S. and 75 of the top 100 banks in the world. Other than Bridge, no individual  customer
accounted for more than 5% of our revenues during the six months ended June 30, 1999. We also provide services to many Internet service providers and Internet-centric businesses. The following is a list of some of our largest customers, other than Bridge, based on monthly billings for September 1999:


CDM On-Line, Inc.                        Fastlane Communications, Inc.          Planet Digital Network Technologies, Inc.

CDNow, Inc.                              IMIGIS, Inc.

Charter Communications International,    InfoSpace.com, Inc.                    Sage Networks, Inc.
Inc.

ebay, Inc.                               Omron Electronics, Inc.                Vscape International, Inc.

Encyclopedia Brittanica, Inc.            Pentele Data Inc.                      Worknet Communications, Inc.

Everyones Internet, Inc.                                                        Ziplink, LLC

         Our contracts with our customers are typically for one to three years in length. The Bridge network services agreement is for ten years. See "--Bridge Relationship." Many of our customer contracts contain service level agreements, or SLAs, that provide for service credits should we fail to maintain specified levels of quality. For the six months ended June 30, 1999, we incurred de minimis amounts of service credits.

         CUSTOMER SERVICE

         Our goal is to provide the highest level of customer service in the industry. We believe that high quality customer service is critical to attracting new customers and to satisfying the rapidly growing networking requirements of our existing customers. Our comprehensive approach to customer service and satisfaction includes a focus on

o        providing written guarantees of service quality,

o providing services, turnkey solutions or fully managed solutions tailored to meet customer needs, and

o        providing  effective   management,   monitoring  and  support  for  our
         customers' data networks.

         We believe our network architecture, proprietary routing policies and industry leading service level agreements provide our customers with very high service quality. We are able to offer our customers different levels of service priority for their different data

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

transmission needs over one high-quality global network. For example, e-commerce and real-time applications (such as voice) can be assigned the highest level of quality of service, while other applications, such as e-mail, can be assigned a lower priority of service. By assigning the highest level of service only to mission-critical or real-time applications, customers can lower their overall data services costs without compromising their networking requirements.

         Customer Call Centers. Customer support personnel located in call centers in St. Louis, Missouri, London, England and Singapore handle service inquiries from our customers on a 24x365 basis, provide this service in eight local languages, are organized in client teams and are highly trained to identify and resolve customer issues rapidly and completely. Our customer call center support services are supplied to us by Bridge under a year technical services agreement. Bridge reported to us that in September 1999 its call centers answered an average of 6,000 calls per week, maintained an average hold time of under 15 seconds and resolved 98% of customer issues with front-line support personnel. To track trouble tickets and customer information, Bridge uses a proprietary management platform based on Vantive enterprise software, a highly scalable platform for problem tracking and customer record access and maintenance that is easily accessible by personnel at all of our network operations centers. We use an integrated client/circuit information database that allows our customer support personnel to quickly access a customer's profile from any of our support centers. In our local markets we have also contracted to have available to us over 270 field technicians who are experts in IP, Unix, NT, and ISDN technology and who are generally able to respond to customer requests within two hours.

         Management, Monitoring and Maintenance. We provide our customers with detailed monitoring, reporting and management tools that allow them to review their usage patterns, network availability, outage events, latency and packet loss. These tools allow our customers to evaluate the performance of our service against our service level guarantee as well as review utilization and performance data to facilitate their network planning and design activities.

         Service Level Agreements. The consistent, reliable performance of the SAVVIS ProActive(SM) Network enables us to provide effective SLAs to our customers. We believe that companies unable to support a commensurate level of predictable network performance will not be able to provide SLAs with value to the customer or will do so at substantial risk to their own business.

SAVVIS PROACTIVE(SM) NETWORK INFRASTRUCTURE

         OVERVIEW

         The SAVVIS ProActive(SM) Network is one of the largest managed data networks in the world, reaching 47 countries, with facilities in 75 major cities, including 53 international cities and 22 U.S. cities. Our network has over 6,000 buildings on-net worldwide and is based on an ATM, frame relay and IP architecture. In addition, our network incorporates eight PrivateNAPs(SM), which will be expanded to 12 by March 2000, allowing our Internet traffic to bypass congested public Internet access points.

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         We have designed our network to enable us to offer our  customers  high speed, high quality, a range of quality of service levels and multiple levels of redundancy. Our network is designed with:

         Open System Architectures. Our network is based on an ATM, frame relay and IP architecture. These are open systems networking protocols that are in widespread use in data communications. IP is the most commonly used and fastest growing networking protocol in the world. By carrying IP on our network, we generally allow our customers to connect to their customers, suppliers and remote offices using equipment already installed in their networks and the networks to which they connect. Additionally, by using ATM and frame relay in our backbone, we enhance network utilization and quality of service, and we are able to easily communicate with third party networks for the delivery of traffic on and off our network without procuring special interface technologies or devices.

         Quality of Service Differentiation. Our network architecture allows us to offer and guarantee different levels of service priority for customers' different data transmission needs. For example, e-commerce and real-time applications, such as voice, can be assigned the highest level of priority, while other applications, such as e-mail, can be assigned a lower priority of service. By offering a quality of service differentiated product, we enable customers to select a price/performance combination that is appropriate for their needs. As we deploy ATM in the first quarter of 2000 to the customer premise, customers will be able to run multiple applications (Internet access, Bridge content, intranet, private voice, etc.) over the same equipment and local loop, thereby saving on local network transport and equipment costs.

         High Reliability. We utilize multiple, redundant circuits, switches and physical locations to substantially reduce the effects of a single point of failure within our network. This redundancy, combined with our switching and routing equipment, generally enables us to automatically reroute traffic when a failure occurs, resulting in higher overall network performance and integrity. Our backbone switches also incorporate high levels of equipment-specific redundancies, resulting in higher levels of availability than those found in basic routing platforms. We also employ uninterruptable power supplies and/or electric generator back-ups at each switching facility, designed to limit the impact of local power outages on our network.

         GLOBAL NETWORK COMPONENTS

         The components of our network include the following:

         Switching Facilities. We have deployed over 175 Lucent ATM and frame relay switches, providing a highly redundant switch backbone throughout our global network. We have over 300 backbone routers installed in our network and have approximately 10,000 Nortel routers located in office buildings and on Bridge's customers' premises. Our switches are located in secure facilities, which provide highly reliable, direct access to high-speed telecommunications infrastructure. In each switching facility, we rent space, install networking equipment, including ATM or frame relay switches, routers and high-speed analog and digital modems.

         Backbone Capacity. Our network is designed with a highly redundant backbone infrastructure, including diversely routed long haul and local loop connections from multiple carriers. We interconnect our switching facilities through high speed lines leased

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from a variety of carriers, including Qwest Communications International,  Inc.,
MCI WorldCom, Inc. and IXC Communications, Inc. Our leased line connections range in capacity from DS-3s and OC-3s in the U.S., to fractional and full DS-1s and DS-3s internationally. To enhance our redundancy, we lease ATM service from Sprint Corporation. This service is delivered using the highest quality of service mode available and our service connections range in capacity from DS-3 through OC-12. The combination of our leased lines and Sprint ATM service makes our transmission backbone fully redundant so that at least two diverse paths
exist  between  all  of  our   switching   facilities.   The  "fault   tolerant"
configuration of our network allows data packets to travel on many alternate paths to connect points on our network.

         PrivateNAPs(SM). For our customers' Internet traffic, we have built private network access points, or PrivateNAPs(SM), where we connect to the Internet backbones operated by Sprint Corporation, Cable & Wireless plc and UUNet Technologies, Inc. At each of our PrivateNAPs(SM), we are connected to these carriers through transit agreements that allow us to connect to their Internet networks for a monthly fee. Since we are a paying customer of each of these Internet backbone providers, we believe we realize better response times, installation intervals, enhanced service levels and greater routing flexibility than Internet service providers that rely solely on free public or private peering arrangements. We currently operate eight PrivateNAPs(SM) in the U.S. and plan to add four additional PrivateNAPs(SM) in early 2000. In addition, to enhance our carrier redundancy, at each of our PrivateNAPs(SM), we connect to other Internet backbones through free peering arrangements. We have free peering arrangements in place with AboveNet Communications, Inc., DIGEX, Incorporated, Exodus Communications, Inc., Frontier GlobalCenter, Level 3 Communications, LLC, PSINet Inc. and Williams Communications Group, Inc. These peering arrangements allow for settlement-free, direct connections between networks, where local loop charges are generally split evenly between the applicable parties. Smaller Internet service providers typically connect to our network through transit agreements that allow them to connect to our network for a fee.

         Our PrivateNAP(SM) architecture combined with our proprietary routing policies enables us to route customer traffic directly onto the Internet backbone of its destination for a substantial portion of global Internet addresses. This network architecture allows our customers' Internet traffic to generally bypass congested public Internet network access points, thereby reducing data loss and latency and improving reliability and performance. In addition, customers directly connected to the same PrivateNAP(SM) get one-hop access when communicating with each other, and two customers connected to different PrivateNAPs(SM) enjoy two-hop access when communicating with each other, in both cases completely bypassing the public Internet.

         Dial Access Platforms. We are currently deploying 25 Nortel dial access platforms in over 20 cities in the U.S., which we expect to have completed by the end of 1999. By mid-2000, we expect to have deployed dial access in approximately 100 U.S. cities, increasing to approximately 300 U.S. cities by the end of 2000. Our dial coverage will be supplemented by toll free dial access where we do not have local dial access, and by the end of 2000 the platforms will contain over 20,000 ports.

         Colocation. We are in the process of upgrading and expanding our Internet colocation facilities to over 250,000 square feet of space. We expect to complete the upgrade and expansion during 2000 in Boston, London, New York, St. Louis, Los Angeles,

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San Francisco, Dallas, Chicago and Washington, D.C. All of these facilities will be served by multiple OC-48 carriers for local loop access. Development is underway to elevate these facilities to state-of-the-art levels with high availability, mission-critical environments, including uninterruptable power supplies, back-up generators, fire suppression, separate cooling zones and seismically braced racks. These facilities will be accessible on a 24x365 basis, both locally and remotely, and will have high levels of physical security. These facilities include two fully redundant colocation facilities in St. Louis,
Missouri,   each  of  which  will  contain  approximately  90,000  square  feet, approximately 60,000 of which will be subleased to Bridge.

         NETWORK OPERATIONS CENTER

         We have a global network operations center in St. Louis, Missouri, which operates on a 24x365 basis and is staffed by over 20 skilled technicians. We also have regional network operations centers, in London and Singapore. These regional centers operate for the 12 hours per day of peak business activity in their respective regions, ensuring 24 hour backup for the St. Louis facility. From our network operations centers, we are able to remotely monitor our network components, including our PrivateNAPs(SM), and perform network diagnostics and equipment surveillance. We use sophisticated, proprietary network management platforms based on the Lucent NavisCore, HP OpenView, and Nortel Optivity programs to monitor and manage our switching facilities and our routers.

TECHNOLOGY OVERVIEW

         Private networks. Private networks typically comprise a number of private, leased lines that interconnect multiple corporate locations. The advantages of private lines include quality, since capacity is reserved for the exclusive use of the network owner, and security, since the owner's data transmissions are not commingled with those of other customers. Private line networks have been most popular in the U.S., where capacity prices are lowest. While private lines are typically secure and reliable, they do not use network capacity efficiently and are not flexible or scalable as changes in network topology are implemented.

         Shared networks. Until recently, prices for long-haul telecommunications capacity outside of the U.S., particularly international capacity, were relatively expensive. Since the advent of data networking, only users with extremely high capacity requirements invested in private networks in these locations. Most other users employed shared networking technologies, whereby multiple corporate locations would be interconnected with the data network of a major telecommunications carrier or value-added network service provider for carriage to the appropriate destination.

         X.25 was an early open shared network protocol that was designed to support mission-critical communications over analog networks. X.25 has been extremely popular outside of the U.S., where until recently private line networks have remained expensive, and in developing markets where the telecommunications infrastructure is sometimes unreliable. X.25 contemplates extensive error detection and data recovery processes, which slows the effective rate of transmission.

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         Today,  ATM,  frame relay and IP are driving the  migration  of traffic from private line networks to shared networks and from legacy open protocols such as X.25 to newer architectures.

         Frame Relay. Frame relay evolved from X.25 networks and today is widely used for applications such as LAN-to-LAN communications. Unlike X.25, frame relay does not perform any complex error detection or error recovery of data. As a result, it is a simpler and faster technology. Frame relay circuits are effective to create a network of interconnected sites because each site needs only one link into the frame relay network to communicate with all other sites. Frame relay is less costly than point-to-point private networks, and its software-defined "virtual circuits" make it easier to alter network topology as connectivity requirements change. One limitation of the frame relay protocol is its application for real-time services. Frame relay packets are variable in length, and as large data files transit the network they can cause delays at key aggregation and switching points, often causing other traffic to be delayed. These delays can materially degrade the quality of real-time services such as voice and video.

         ATM. The ATM protocol was specifically designed to support the transmission of all types of content, including data, video and voice, over a single network. ATM is unique in its ability to prioritize cells to ensure that real-time data takes priority over less time-sensitive material when transiting the network. This enables service providers to offer service guarantees with a greater degree of confidence and facilitates the introduction of real-time services that are difficult under other protocols. Additionally, ATM data cells are small and fixed in size, facilitating high speed switching at speeds up to
2.5 billion bits per second. One limitation of ATM is that the benefits created by the small, fixed nature of ATM cells also create incremental traffic on the network. Each cell requires its own identification and addressing information, which is repeated in each of many individual ATM cells that comprise a given data transmission. The replication of this "header" information generates additional overhead for the network, requiring the network operator to provision additional transmission capacity.

         IP. IP is a simple, highly scalable protocol that is a core element of the architecture of the Internet and can be used across most network technologies in use today. IP has also become the communications protocol of choice for the desktop and the LAN, thus data networking over IP requires no protocol conversion, reducing overhead and improving performance. The protocol does not distinguish among classes of traffic, which limits its ability to deliver real-time services.

         Our Solution. We have built the SAVVIS ProActive(SM) Network to take advantage of the rapid growth of IP in corporate networks, to offer customers the ability to run multiple applications on a single network and to allow customers to choose the quality of service level which best meets their needs. By building our network to run IP over ATM we allow our customers to overcome the limitations of IP and designate the level of priority to be accorded to their traffic.

COMPETITION

         The market that we serve is intensely competitive. We expect to face significant additional competition in the future from existing competitors and new market entrants. Many of our competitors have greater financial, technical and marketing resources, larger

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customer bases,  greater name recognition and more established  relationships in the industries that we operate in than we do.

         We believe that a highly reliable network infrastructure, a broad range of quality products and services, a knowledgeable sales force and the quality of customer support are the primary competitive factors in our targeted market and that price is generally secondary to these factors. We believe that we currently operate one of the largest managed IP/ATM networks in the world and are presently positioned to compete favorably with respect to most of these factors. Our current and potential competitors in the market include:

         Data Networking Companies. Several data networking companies such as Equant N.V., Infonet Services Corporation, Concert Management Services Inc. and Global One offer data networking solutions to business customers worldwide. These services include ATM and frame relay, private line, Internet access and network outsourcing. These companies have significant experience in offering tailored services and market their expertise in providing these services and related technology. There are also a number of new entrants, such as Digital Island Inc., that are targeting specific niches to deliver customers' data traffic worldwide.

         Internet Service Providers. Our current and potential competitors in the market include Internet service providers with a significant regional, national or global presence targeting business customers, such as Apex Global Information Services, Inc., AT&T Corp., GTE Internetworking, ICG Communications, Inc., Intermedia Communications Inc., PSINet Inc., Sprint Corporation, UUNet Technologies, Inc., Concentric Network Corporation and Verio Inc. Many of these companies are developing Internet based virtual private network services that attempt to replicate some or all of the functionality of our managed data networking services.

         Telecommunications Carriers. Many large carriers, including AT&T Corp., British Telecommunications plc, Cable & Wireless plc, MCI WorldCom, Inc., Deutsche Telekom AG and Sprint Corporation offer data networking and Internet access services. They compete with us by bundling various services such as local and long distance voice, data transmission, and video services to their business customers. We believe that there is a move toward horizontal integration by telecommunications companies through acquisitions of or joint ventures with ISPs to meet the Internet access and data networking requirements of business customers. Accordingly, we expect to experience increased competition from these telecommunications carriers

         Other Competitors. Because we offer a broad range of services, we encounter competition from numerous businesses which provide one or more similar services. For example, we expect to compete with companies such as Exodus Communications, Inc., Qwest Communications International Inc., Global Crossing Ltd., DIGEX, Incorporated and Level 3 Communications, Inc. in the colocation facilities market.

BRIDGE RELATIONSHIP

         In _____, 1999, we acquired Bridge's network and entered into a number of agreements with Bridge.

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         Master Establishment and Transition Agreement. The master establishment and transition agreement transferred Bridge's global IP network to us. Under this agreement, a Bridge subsidiary that owned all of Bridge's U.S. network assets transferred them to one of our subsidiaries. The transfers of non-U.S. assets will be effected under local transfer agreements to be entered into by the appropriate Bridge and SAVVIS subsidiaries.

         The transfer of several portions of the Bridge network required contractual consents from certain of Bridge's counterparties or regulatory approvals in certain jurisdictions which, as of the closing date, had not yet been obtained. Bridge will continue to own and operate those portions of the network while we continue to seek the appropriate consent. Under the master establishment and transition agreement, once the requisite consents and approvals have been acquired in each jurisdiction, we will have an obligation to purchase the assets from Bridge in that jurisdiction. Until such time, Bridge will operate the facilities on our behalf for an agreed upon compensation. Our obligation to acquire these assets expires upon the later of ___________________, 2009, or expiration of the network services agreement.

         Under this agreement, we have become responsible for all liabilities associated with Bridge's IP network other than contractual liabilities solely attributable to goods or services delivered prior to the transfer from Bridge. Bridge makes certain limited representations in the agreement relating to corporate authority, title and existence of the assets being transferred, as well as that the transfer is of the entire network, other than the assets that could not be transferred, and that the network is in compliance with certain operational standards contained in the network services agreement. The agreement further provides that we will indemnify Bridge for certain representations and warranties and with respect to our responsibility for our assumed liabilities.

         Network Services Agreement. Under the network services agreement, Bridge has agreed to use our network for the collection and distribution of the financial information provided by Bridge to its customers and for Bridge's internal managed data network needs through ______, 2009. For the first three years of the agreement, Bridge is required to pay to us annual payments of $__ million, subject to certain adjustments, for use of our network as it existed on the date Bridge transferred it to us. The agreement also provides for pricing adjustments as Bridge's customer base and networking needs change, including as Bridge continues to convert customers from legacy protocols to IP. In addition, Bridge has agreed to purchase at least $__ million of network services from us each year for the 10-year term of the agreement.

         We will charge Bridge for additional bandwidth and additional customers based on the price prevailing at the time the new service is ordered. Additions to the existing network will be charged at a rate established on an annual basis. If we and Bridge cannot agree on this annual rate, and Bridge still desires for us to provide such service, then we will submit prices to an independent arbitrator who will assign the price quoted by the party that in the arbitrator's opinion came closest to quoting a fair market price. In those instances where the addition is outside of the existing network, we will negotiate the terms of such expansion with Bridge on a case-by-case basis, including any additional charges to be paid to us by Bridge to defray the cost of such expansion. Again, if we cannot reach agreement with Bridge, and Bridge still desires for us to provide such service, then we will

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submit prices to an  independent  arbitrator who will assign the price quoted by the party that in the arbitrator's opinion came closest to quoting a fair market price.

         Bridge has agreed that during the term of the network services agreement and for a period of three years after that term, Bridge will not compete with us anywhere in the world in providing packet-data transport network services, other than investments in a competitor not to exceed 10% of that competitor. If Bridge seeks to solicit offers from other providers for data networking services, we have a right of first offer to negotiate with Bridge to provide any new services that Bridge desires. If Bridge and we do not agree on a price, we also have the right to meet any new third-party offer.

         If there is a change in the controlling interest in SAVVIS, which includes the acquisition by a single party of more than 50% of the voting power of SAVVIS or of substantially all of SAVVIS' assets, or if there is a liquidation or dissolution of SAVVIS, then Bridge will have the right to terminate the network services agreement.

         We also agree that the network will perform in accordance with certain quality of service standards.

         Equipment Colocation Permit. Certain purchased network assets are located in premises currently leased by Bridge. Bridge has agreed to allow us to colocate this equipment in these premises. We will be entitled to keep our equipment in those locations for a period of time coterminous with the underlying rights which Bridge has to such facility, subject to the receipt of any required landlord consents. Our costs for this space will be a total of $____________ per year.

         Technical Services Agreement. Pursuant to the technical services agreement, Bridge provides us with certain services, including help desk support, installation, maintenance and repair of equipment, customer related services such as processing service orders and provisioning interconnection, and managing the colocation of third-party equipment in our facilities. This agreement will remain in effect so long as the network services agreement is in effect. Rates for the services provided under this agreement are fixed for three years. Thereafter, we will negotiate new rates and if we and Bridge cannot agree on new rates, then we will submit prices to an independent arbitrator who will assign the price quoted by the party that in the arbitrator's opinion came closest to quoting a fair market price.

         Administrative Services Agreement. For a period of three years, and from then on from year to year until Bridge or we terminate this agreement, Bridge will provide us with certain administrative services, including payroll and certain accounting functions, benefit management and the provision of office space. We have the right to take over one or more of these functions before the termination of the agreement. Bridge will charge us for these services in a manner which is intended to permit Bridge to recover the costs of providing the services, but without any profit.

         Local Network Access Agreement. In certain non-U.S. jurisdictions, the charges which we pay for the local circuit between our distribution frame, which usually is located in a central office of the local telecommunications provider, and the Bridge customer premises, will be charged back to Bridge at a rate intended to recover our costs.

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         Promissory Note. We paid for the Bridge network assets partially with a
five-year   promissory  note.  The  promissory  note  bears  interest,   payable
semi-annually, at a rate of 10% per annum and is subordinated to senior indebtedness. Principal will be payable at maturity.

REGULATORY MATTERS

         As with any provider of global networking and Internet access services, we face regulatory and market access barriers in various countries resulting from restrictive laws, policies and licensing requirements. In our six major markets, which consist of the United States, the United Kingdom, Germany, France, Italy and Japan, our current and planned data networking and Internet access services are now open to competition, and in some cases no license is required. We believe that we are authorized to provide data networking and Internet access services as an independent operator under the applicable telecommunications regulations in all of our major markets, except that in Japan we are currently authorized to provide data networking services only to Bridge.

         In most other countries that we believe represent significant revenue potential, our current and planned data networking and Internet access services are now open to competition, although in most cases a license is required. In some of these countries, we are authorized to provide our data networking and Internet access services to Bridge and third parties. However, in the remainder of these countries, we are authorized to offer data networking services only to Bridge, or to offer only data networking services, but not Internet access services, to Bridge and third parties.

         In addition, we face regulatory and market access barriers in countries in which we do not operate but in which we have an obligation to purchase the Bridge IP network assets that we have not already acquired. See "Business--Bridge Relationship." These Bridge network assets generally could not be transferred to us as part of the Bridge asset transfer because of telecommunications licensing or other regulatory requirements.

         We are in the process of seeking regulatory approvals in some countries to offer additional services or to offer services to third parties. We cannot assure you that we will obtain any of these approvals.

         WORLD TRADE ORGANIZATION AGREEMENT AND ITS IMPLICATIONS

         On February 15, 1997, 69 countries at the World Trade Organization reached an agreement to liberalize market access and introduce national treatment in basic telecommunications services. Since then, two of the 69 participants have submitted improved basic telecommunications schedules and three World Trade Organization members who did not participate in the negotiations have submitted commitments, bringing the total number of governments with basic telecommunications schedules to 72. In February 1998, the results of the World Trade Organization negotiations on market access for basic telecommunications services formally entered into force and became binding on the signatory countries.

         Despite the World Trade Organization agreement, regulatory obstacles continue to exist in a number of signatory countries. First, some signatory countries made only limited commitments in terms of the services that they were willing to liberalize and the timeframe in which they were willing to do so. Second, some less developed signatory countries are not well prepared for competition or for effectively regulating a liberalized market; gaining the requisite experience and expertise is likely to be a long and difficult process. Finally, even in liberalized countries, there remains considerable "post-liberalization red tape," such as complicated licensing rules, certain foreign ownership limits, high fees and undeveloped competition and interconnection safeguards.

         Corporate Presence. In a number of jurisdictions, we are permitted to provide data networking or Internet access services to local customers only after first establishing a corporate presence, by way of either the incorporation of a subsidiary or the registration of a branch or representative office. It is our policy to establish such a local presence in each of the jurisdictions where such a presence is legally required.

         REGULATORY ANALYSIS BY SERVICE TYPE

         Data Networking Services. The core of our data networking services business is the provision of managed data networking services to corporate customers. The managed data networking services that we provide are generally characterized as data transmission services or value added services for licensing purposes. We are authorized by law or by license (either individual license or a general authorization obtainable by simple notification or declaration by an automatic "class" license) to provide these services in the foreign countries in which we generate significant revenue from data networking services. In the European Union member countries, such services may be provided upon, at most, the satisfaction of a simple registration, notification or authorization procedure.

         Internet Access Services. The Internet access services that we provide generally do not require any authorization beyond those we already hold for managed data networking services and value added services. However, because the regulation of Internet access is ill-defined or in flux in some countries, there is a risk that customers are using our network to access the Internet in countries that may prohibit, or wish to prohibit, such access. We may limit this risk by discontinuing such access if measures are taken or threatened by the pertinent authorities to restrict the use of our network for Internet access.

         SUBSTANTIVE REGULATION IN KEY MARKETS

         The regulatory regimes applicable to our six major markets, which consist of the United States, the United Kingdom, Germany, France, Italy and Japan, as well as that of the European Union, are summarized below.

         United States. The regulatory framework governing the provision of telecommunications services in the United States permits us to offer all of our current and planned data networking services without significant legal constraints. We may provide these services either on a resale basis or a facilities basis. To the extent that a future service requires prior authorization, either by the Federal Communications Commission, or FCC, or by a state public utility commission, we believe there is no significant risk that such an application would be denied or would face processing delays that would have a material adverse effect on us.

         Nevertheless, services offered over the Internet or using IP protocol may present distinct regulatory issues, as is also the case in the European Union. The regulatory classification and treatment of some of these services has not been resolved authoritatively in the United States, and it is possible that certain Internet-related services will be subject to prior authorization and to as yet undefined terms and conditions under which such authorizations may be granted.

         The provision of basic telecommunications services on a common carrier basis is subject to regulation in the United States. An entity that provides such services on a common carrier basis is classified as a telecommunications carrier. Interstate and international common carrier services provided by a telecommunications carrier are subject to the FCC's jurisdiction under Title II of the Communications Act. Intrastate telecommunications services are subject to regulation by the relevant state Public Utility Commission.

         We believe that our products and services are not subject to regulation, but there is some risk that the FCC or a state commission could determine that our products and services should require specific authorization or other regulations. If that were to be the case, these regulatory requirements could include prior authorization requirements, tariffing requirements and the payment of contributions to federal and state-created subsidy mechanisms applicable to providers of telecommunications services. Some of these contributions would be required whether or not we would be subject to authorization or tariff requirements.

         There also is some uncertainty about the regulatory status of voice services provided on packet-switched, IP networks. If we were to offer voice services in the future, there is some risk that those services could be subject to regulation and that those services could be treated similarly to voice services provided over conventional circuit-switched network facilities for purposes of making payments to local telephone companies for origination and termination of calls and for other purposes.

         European Union. In the last ten years, the EU has established a comprehensive and flexible regulatory system, culminating in the full liberalization of telecommunication networks and services effective on January 1, 1998. By that date, 10 EU member countries were required to adopt a fully liberalized telecommunications regime. These countries are Austria, Belgium, Denmark, Finland, France, Germany, Italy, Netherlands, Sweden and the United Kingdom. The remaining EU member countries were allowed to delay full liberalization of their telecommunications regime until December 1, 1998, in the case of Spain, and January 1, 2000 in the case of Luxembourg, Ireland, Portugal and Greece. Currently, only Greece and Portugal do not have a fully liberalized telecommunications regime.

         The process of opening up the telecommunications markets in the EU was achieved through EU legislation called directives. Directives are addressed to and binding on EU member countries and require implementation into national law. There are two types of EU Directives relating to telecommunications: first, directives adopted by the European Commission aimed at liberalizing EU markets and, second, directives adopted by the European Council aimed at ensuring that a minimum set of harmonized rules, to ensure fair competition, applies throughout the EU. All 15 EU member countries were obligated to incorporate the principles contained in these directives into their respective domestic legal frameworks. However, the impact of the EU directives has been affected in some cases by late or inadequate implementation, as well as the irregular enforcement by the domestic regulatory authorities of some EU member states.

         United Kingdom. The Telecommunications Act of 1984 provides the regulatory framework for the provision of telecommunications services in the United Kingdom. The authorization regime established by this act is largely infrastructure based (i.e., "systems" are licensed, with licenses for the provision of specific services being the exception), and is based on licenses, rather than regulations or other generally applicable instruments. There are two broad types of licenses, individual and class. Finally, with minor exceptions, regulatory treatment under this act does not hinge on whether the license applies to data or voice.

         We provide our managed data networking services and value added services on an international basis under the telecommunication services class license. This license authorizes the provision of telecommunications of any description, other than international switched voice, broadcasting and conditional access services. This license allows the connection of the licensee's telecommunications system to essentially any other licensed system, and allows the commercial supply of services to third parties from up to 20 premises. Internet access services are not subject to additional service-specific regulation.

         Germany. The legal framework for the deregulation in the telecommunications sector in Germany was transformed by the Telecommunications Act of 1996, which became effective on August 1, 1996, and its implementing ordinances adopted since then. This act has liberalized most telecommunications services, subject to a licensing regime that is fundamentally in conformity with European Community law. However, some telecommunications services, such as asynchronous DSL, are not liberalized. Nevertheless, our existing service portfolio of managed data networking services and value added services can be provided in Germany upon notifying the regulatory authorities, which we have done.

         France. The legal framework for regulation in the telecommunications sector in France was transformed by the Telecommunications Act of 1996, which became effective on July 28, 1996, and subsequent decrees on interconnection, universal service, numbering, licensing and rights-of-way. This act has liberalized most telecommunications services, subject to a licensing regime that is fundamentally in conformity with European Community law. The data networking services we provide, whether managed data networking services or Internet access services, currently do not require any form of authorization.

         Italy. Pursuant to Law No. 103/1995 and subsequent decrees, the provision of telecommunications services in Italy is subject to the granting of two specific authorizations from the Ministry of Communications. One authorization is in respect of provision of telecommunications services through direct access to the public network (including, for example, Internet services), and one authorization is in respect of provision of packet - and circuit - switched data services or simple resale of capacity (including, for example, data transmission). For the provision of telecommunications services through switched access to the public network a notice must be filed with the Ministry of Communication. Voice telephony and telecommunications infrastructures are subject to an individual license. We are in the process of filing the two requests for authorization.

         Japan. The legal framework for regulation in the telecommunications sector in Japan is the Telecommunications Business Law. This law requires a special type 2 license if a company makes its international communication facility, including privately leased international lines, available to any third party for the purpose of telecommunication by that third party. In this context, the term "telecommunication" encompasses the act of data transmission. Accordingly, if the Japanese entity provides its customers access to an overseas database through its leased lines, it will be required to obtain a special type 2 license. However, if a Japanese entity were to replicate the database in Japan and permit access to the database from within the country, the Telecommunications Business Act would not apply, even if all the information were transmitted directly to the database from an overseas parent or subsidiary. Under the Telecommunications Business Act, information transfers exclusively between the parent and its subsidiary are exempt from licensing. Moreover, if the Japanese entity provides Internet access services directly or indirectly through the local Internet access providers that hold a type 1 license or a special type 2 license, it will only be required to obtain a general type 2 license. We are in the process of applying for a special type 2 license.

         REGULATORY ASSESSMENT OF OTHER MARKETS

         Europe (excluding EU member countries). Telecommunications services are liberalized in varying degrees in European countries that are not EU member countries. As a matter of practice, Switzerland and Norway conform their regulatory frameworks to the EU model. By contrast, in Hungary, upon filing the necessary notification, a foreign owned subsidiary may provide limited data networking services to a defined group and, upon receipt of necessary licenses, may provide Internet access services. In Poland, however, minimum local ownership requirements limit greatly the extent to which data networking or Internet access services may be provided.

         Asia (excluding Japan). Regulatory regimes vary greatly in character throughout Asia. At the liberalized end of the range, countries such as Australia and New Zealand have liberalized policies that require no licenses to provide data networking and Internet access services. Other countries, such as Japan and Taiwan, are open to competition, but require service providers to comply with extensive licensing procedures. At the more restrictive end, countries such as Indonesia and India require some minimum level of domestic ownership in order to provide data networking and Internet access services.

INTELLECTUAL PROPERTY

         We rely on a combination of patent, copyright, trademark, trade secret and other intellectual property law, nondisclosure agreements and other protective measures to protect our proprietary technology. We also enter into confidentiality and invention assignment agreements with our employees and consultants and control access to and distribution of our proprietary information. Despite our efforts to protect our proprietary rights, departing employees and other unauthorized parties may attempt to copy or otherwise obtain and use our products and technology. Monitoring unauthorized use of our products and technology is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

EMPLOYEES

         As of October 31, 1999, we employed 195 full-time persons, 56 of whom were engaged in engineering, operations and customer service, 112 in sales and marketing, and 27 in finance and administration. None of our employees is represented by a labor union,

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

and we have not experienced any work stoppages to date. We consider our employee relations to be good.

FACILITIES

         Our executive offices are located in Reston, Virginia and consist of approximately 10,500 square feet that are leased under an agreement that expires in 2004. We lease facilities for our network operations center, sales offices and network equipment in a number of metropolitan areas and specific cites. We also lease approximately 10,000 square feet from Bridge in St. Louis, Missouri. We are negotiating a ten and a half year lease for an 80,000 square foot facility in Herndon, Virginia to house our executive management, sales and marketing personnel and our Washington, D.C. Internet colocation facility. We believe that our existing facilities, including the additional space, are adequate for our current needs and that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

LEGAL PROCEEDINGS

         From time to time, we may be involved in litigation relating to claims arising out of our ordinary course of business. We are not currently involved in any material legal proceedings.

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
                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The following table shows the names and ages of our directors and executive officers and the positions they hold with our company.

                 NAME                                 AGE                                POSITION
                 ----                                 ---                                --------

Robert McCormick........................               34        Acting President and Chief Executive Officer and
                                                                 Chairman of the Board

Ian D. Brown............................               30        Executive Vice President-- Sales and Marketing
                                                                 Communications

Richard Bubenik.........................               38        Executive Vice President and Chief Technical Officer

David J. Frear..........................               43        Executive Vice President, Chief Financial Officer and
                                                                 Director

James D. Mori...........................               44        Executive Vice President and Chief Operating Officer

Steven M. Gallant.......................               40        Vice President, General Counsel and Secretary

Clyde A. Heintzelman....................               61        Director

Thomas E. McInerney.....................               58        Director

Patrick J. Welsh........................               56        Director

Thomas M. Wendel........................               63        Director

     ROBERT MCCORMICK has served as Chairman of our board of directors since April 1999. He has also served as our Acting President and Chief Executive
Officer since November 11, 1999. He is Executive Vice President and Chief Technical Officer of Bridge, and has held various engineering, design and development positions at Bridge since joining Bridge in 1988. Mr. McCormick attended the University of Colorado at Boulder.

     IAN D. BROWN has served as our Executive Vice President -- Sales and Marketing Communications since August 1998. From August 1997 to July 1998, Mr. Brown served as Vice President of Business Internet Connectivity Sales at Intermedia Communications. From August 1995 to August 1997, he served as Vice President of Sales at DIGEX Incorporated, a national Internet services provider that was acquired by Intermedia Communications, Inc. in July 1996. From October 1992 to July 1995, Mr. Brown was employed by Intercom Systems where he served as Director of Sales. Mr. Brown received a B.S., cum laude, in Political Science from Shepherd College.

     RICHARD BUBENIK joined us in December 1996 and has served as our Executive Vice President and Chief Technical Officer since July 1999. Dr. Bubenik served as our Assistant Vice President -- Engineering from December 1996 to September 1997, Vice
President -- Engineering from October 1997 to April 1999 and Senior Vice President Network Engineering from April 1999 to July 1999. Prior to joining us, Dr. Bubenik was a Software Development manager for Ascom Nexion, a network switch/router equipment supplier. Dr. Bubenik holds a Ph.D. in Computer Science from Rice University, M.S. and B.S. degrees in Computer Science from Washington University and a B.S. degree in Electrical Engineering from Washington University.

     DAVID J. FREAR has served as our Executive Vice President and Chief Financial Officer since July 1999, and as a director of our company since October 1999. Mr. Frear was an independent consultant from August 1998 until June 1999. From October 1993 to July 1998, Mr. Frear was Senior Vice President and Chief Financial Officer of Orion Network Systems Inc., a Nasdaq listed international satellite communications company that was acquired by Loral Space & Communications in March 1998. Mr. Frear was Chief Financial Officer of Millicom Incorporated, a Nasdaq listed international cellular paging and cable television company, from 1990 to 1993. He previously was an investment banker at Bear, Stearns & Co., Inc. and Credit Suisse. Mr. Frear received his C.P.A. in 1979 and received an M.B.A. degree from the University of Michigan.

     JAMES D. MORI has served as our Executive Vice President and Chief Operating Officer since October 1999. Prior to joining us, Mr. Mori was employed by Sprint Corporation as National Account Manager (from April 1987 to December
1989), Branch Manager (from January 1990 to December 1991), Regional Sales Director (from January 1992 to March 1996), Vice President -- Sales (from March 1996 to February 1997) and Area Director (from February 1997 to October 1999). From January 1980 to March 1987, Mr. Mori served as National Account Manager of Digital Equipment Corporation, Southwestern Bell and AT&T Information Systems. Mr. Mori received a B.S. in Business Administration from the University of Missouri.

     STEVEN M. GALLANT has served as our Vice President, General Counsel and Secretary since December 1996. Prior to joining us, Mr. Gallant was a partner with The Stolar Partnership where he specialized in the areas of corporate finance, mergers and acquisitions and general corporate law. Mr. Gallant received a B.A. from the University of Denver, a J.D. from Washington University and an L.L.M. in Taxation from New York University.

     CLYDE A. HEINTZELMAN has served as a director of our company since December 1998. He served as our President and Chief Executive Officer from December 1998 to November 10, 1999. From May 1995 to December 1998, Mr. Heintzelman served as Chief Operating Officer and President of DIGEX Incorporated. From January 1995 to April 1995, he was a consultant. In January 1992, he participated in founding CSI, a company focused on building hardware and software products for switched wide area networks using ISDN technology, and from January 1992 to December 1994, he served as Vice President -- Sales & Marketing of CSI. Mr. Heintzelman serves as a director of Optelecom, Inc., a Nasdaq listed company, and Net-2000 and TCS, both private companies. Mr. Heintzelman received a B.A. in Marketing from the University of Delaware.

     THOMAS E. MCINERNEY has served as a director of our company since October 1999. Mr. McInerney has served as a general partner of Welsh, Carson, Anderson & Stowe, a private equity firm that is a principal stockholder of our company, and other associated partnerships, since 1987. Prior to joining Welsh Carson, Mr. McInerney was President and Chief Executive Officer of Dama Telecommunications Corporation, a voice and data communications services company which he co-founded in 1982. Mr. McInerney has also been President of the Brokerage Services Division and later Group Vice President -

Financial Services of ADP, with responsibility for the ADP divisions that serve the securities, commodities, bank, thrift and electronic funds transfer industries. He has also held positions with the American Stock Exchange, Citibank and American Airlines. Mr. McInerney is a director of Mede America Corporation, The BISYS Group, Inc., Centennial Cellular Corp., The Cerplex Group, Inc. and Spectra Site Holdings, Inc. He is also a director of Bridge and several other private companies. Mr. McInerney received a B.A. from St. Johns University, and attended New York University Graduate School of Business Administration.

     PATRICK J. WELSH has served as a director of our company since October 1999. Mr. Welsh was a co-founder of Welsh Carson, a principal stockholder of our company, and has served as a general partner of Welsh Carson and affiliated entities since 1979. Prior to 1979, Mr. Welsh was president and a director of Citicorp Venture Capital, Ltd., an affiliate of Citicorp engaged in venture capital investing. Mr. Welsh serves as a director of Accredo Health, Incorporated. He also serves as a director of Bridge and several other private companies. Mr. Welsh received a B.A. from Rutgers University and an M.B.A. from the University of California at Los Angeles.

     THOMAS M. WENDEL has served as a director of our company since April 1999. He has been Chairman of the Board of Bridge since January 1996, and President and Chief Executive Officer of Bridge since September 1995. From 1986 to
September 1995, Mr. Wendel served as founding President and Chief Executive Officer of Liberty Brokerage, Inc., a United States government securities brokerage firm. From 1982 to 1986 Mr. Wendel was with Paine Webber Inc., where he held several senior management positions including Chief Financial Officer and head of Operations and Systems. Mr. Wendel also served as Executive Vice President and Managing Director of Paine Webber where he was responsible for investment banking involving thrifts and commercial banks, mortgage sales and trading, and mortgage banking. Prior to 1982, Mr. Wendel was Senior Vice President and Chief Financial Officer of Pan American World Airways. While at Pan American, he also held several senior management positions including overall responsibility for Data Systems and Communications, Airline Planning, Property and Facilities, Corporate Budgets, Treasury, Accounting, Aircraft Sales, and Office Services. Mr. Wendel holds a B.S. in Mathematics, an M.A. in Economics, an M.B.A., and several academic honors including Phi Kappa Phi and a National Defense Graduate Fellowship in Mathematics. He was the co-author of Introduction to Data Processing and COBOL published by McGraw-Hill in 1969.

     Members of our board of directors are elected each year at our annual meeting of stockholders, and serve until the next annual meeting of stockholders and until their respective successors have been elected and qualified. Our officers are elected annually by our board of directors and serve at the board's discretion.

AGREEMENT WITH DIRECTOR

     On November 9, 1999, we entered into an agreement with Mr. Heintzelman in connection with his resignation as our President and Chief Executive Officer as of November 10, 1999. Pursuant to the agreement, Mr. Heintzelman has agreed to serve on our board of directors for a one-year term that will expire in November of 2000. See "--Arrangements with Executive."


COMMITTEES OF THE BOARD OF DIRECTORS

     Our board of directors has established an audit committee and a compensation committee. The audit committee consists of Thomas E. McInerney, Patrick J. Welsh and Thomas M. Wendel. The responsibilities of the audit committee include:

          o recommending to our board of directors an independent audit firm to audit our financial statements and to perform services related to the audit;

          o reviewing the scope and results of the audit with our independent auditors;

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

          o considering the adequacy of our internal accounting control procedures; and

          o    considering auditors' independence.

     The compensation committee determines the salaries and incentive compensation of our management and key employees and administers our stock option plan. The compensation committee consists of Thomas E. McInerney and Robert McCormick.

COMPENSATION INTERLOCKS AND INSIDER PARTICIPATION

         During the last fiscal year, no member of our board of directors served as an officer or employee of our company or any of our subsidiaries prior to or while serving on our compensation committee. In 1998, none of our executive officers served as a director or member of the compensation committee of another entity, any of whose executive officers served on our board of directors or on our compensation committee.

DIRECTOR COMPENSATION

         Directors currently do not receive any cash compensation from us for their services, although we reimburse them for out-of-pocket expenses related to attending meetings of the board of directors.

EXECUTIVE COMPENSATION

         The following table provides you with information about compensation we paid to our Chief Executive Officers and to the other three most highly compensated executive officers employed by us as of December 31, 1998, whose salaries and bonuses for such year were in excess of $100,000 on an annualized basis. We use the term "named executive officers" to refer to these officers in this prospectus.

                           SUMMARY COMPENSATION TABLE

                                                                                                 LONG-TERM
                                                                                              COMPENSATION
                                                                                                  AWARDS
                                                            ANNUAL COMPENSATION                 SECURITIES
                                                         -------------------------          UNDERLYING STOCK
                                                         SALARY             BONUS                OPTIONS
NAME AND PRINCIPAL POSITION
Clyde A. Heintzelman (1).......................         $ 18,909             --                   77,834
Martin C. Sanderson (2)........................         $190,000             --                    6,131
Robert B. Murphy, Jr. (3)......................         $140,000           $99,000                 5,431
Michael E. Gaddis (4)..........................         $142,000           $70,000                 5,518
Andrew G. Gladney (5)..........................         $150,000             --                    6,103

------------
(1) Mr. Heintzelman became our President and Chief Executive Officer in December 1998. He resigned from these positions on November 10, 1999.
(2) Mr. Sanderson served as our President and Chief Executive Officer until October 1998.
(3) Mr. Murphy served as our Executive Vice President and Chief Financial Officer until April 1999.
(4) Mr. Gaddis served as our Executive Vice President and Chief Technical Officer until July 1999.
(5)  Mr. Gladney served as our Vice President - Marketing until January 1999.

OPTION GRANTS IN LAST FISCAL YEAR

         As a result of our acquisition by Bridge in April 1999, all of the options to purchase shares of our common stock outstanding at that time vested and were converted into the right to purchase shares of Bridge common stock at a ratio of approximately one Bridge share for each twelve SAVVIS shares. On July 22, 1999, our board of directors granted our employees that were employed on that date the right to convert their options to purchase Bridge common stock into options to purchase shares of our common stock at a ratio of 1 to 1. Mr. Heintzelman, the only named executive officer employed by us at that time, has elected to exercise this right.

         The following table shows grants of stock options to each of the named executive officers during 1998. The percentages in the table below are based on options to purchase a total of 192,715 shares of our common stock granted under our stock option plan in 1998 to our employees and directors. The exercise price per share of each option was equal to the fair market value of the common stock on the date of grant as determined by the compensation committee of our board of directors. Potential realizable values are net of exercise price before taxes and are based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the ten-year term. The numbers are calculated based on the requirements of the SEC and do not reflect our estimate of future stock price growth.

                                                                                                                    POTENTIAL
                                                                                                               REALIZABLE VALUE
                                                          INDIVIDUAL GRANTS                                       AT ASSUMED
                                ---------------------------------------------------------------------               ANNUAL
                                                                                                                RATES OF STOCK
                                   NUMBER OF                                                                         PRICE
                                  SECURITIES                                                                APPRECIATION FOR OPTION
                                  UNDERLYING        PERCENT OF TOTAL        EXERCISE                                 TERM
                                    OPTIONS      OPTIONS GRANTED TO        PRICE PER     EXPIRATION         ------------------------
             NAME                 GRANTED (1)    EMPLOYEES  IN 1998         SHARE(1)        DATE             5%            10%
                                  --------       ------------------         -----           ----             --            ---


Clyde A. Heintzelman..........        28,635                                $3.59         12/4/08       $167,467        $266,636
                                      49,199            40.4%                9.58         12/4/08        767,741       1,222,499
Martin C. Sanderson...........         6,131             3.2%                9.58          5/7/08         95,673         152,343
Robert B. Murphy, Jr..........         5,431             2.8%                9.58          5/7/08         84,749         134,950
Michael E. Gaddis.............         5,518             2.9%                9.58          5/7/08         86,107         137,112
Andrew G. Gladney.............         6,103             3.2%                9.58          4/20/99        95,236         151,647

-------------
(1)  As adjusted to reflect the events described above.


FISCAL YEAR-END OPTION VALUES

         The following table presents summary information with respect to options to purchase shares of our common stock owned by the named executive officers as of December 31, 1998. None of the named executive officers exercised stock options in 1998. There was no public trading market for our common stock as of December 31, 1998. Accordingly, we calculated the values of unexercised in-the-money options shown below on the basis of the assumed initial public offering price of $_____ per share, less the applicable exercise price per share, multiplied by the number of shares underlying those options.




                                                   NUMBER OF SECURITIES
                                                  UNDERLYING UNEXERCISED                 VALUE OF UNEXERCISED
                                                        OPTIONS AT                           IN-THE-MONEY
                                                   DECEMBER 31, 1998(1)                 OPTIONS AT DECEMBER 31, 1998
                                                   --------------------                 ----------------------------
                 NAME                        EXERCISABLE         UNEXERCISABLE       EXERCISABLE        UNEXERCISABLE
                 ----                        -----------         -------------       -----------        -------------
Clyde A. Heintzelman................             25,939             51,895         $                 $
Martin C. Sanderson.................              8,125                0
Robert B. Murphy, Jr................              5,196              9,427
Michael E. Gaddis...................              9,970             12,468
Andrew G. Gladney...................              2,561              3,542

--------------
(1) As adjusted to reflect the events described in the first paragraph under the heading "Option Grants in Last Fiscal Year."

STOCK OPTION PLAN

         Background. On July 22, 1999, our board of directors approved the adoption of our 1999 SAVVIS stock option plan, and our stockholders approved the stock option plan on the same date. The purpose of our 1999 stock option plan is to enhance our ability to attract, retain and compensate highly qualified persons. The option plan permits the granting of options to purchase shares of common stock intended to qualify as incentive stock options under the Internal Revenue Code of 1986, or the Internal Revenue Code, and options that do not qualify as incentive stock options, or non-qualified options. Grants may be made under our stock option plan to employees and directors of our company or any related company and to any other individual whose participation in the stock option plan is determined by our board of directors to be in our best interests. As of October 25, 1999, options to purchase 6,401,340 shares of common stock were outstanding under the stock option plan. No options may be granted under the stock option plan after July 22, 2009.

         The number of shares of common stock available for issuance under the option plan is 8,000,000 shares, subject to adjustment for stock dividends, splits and other similar events. If any shares of common stock covered by a grant are not purchased or are forfeited, or if a grant otherwise terminates without delivery of any shares of common stock subject to the option, then the number of shares of common stock counted against the total number of shares available under the stock option plan with respect to such grant will, to the extent of any such forfeiture or termination, again be available for making grants under the stock option plan.

         The stock option plan is administered by the compensation committee. The compensation committee has the full power and authority to take all actions and to make all determinations required or provided for under the plan, any option, or option agreement, to the extent such actions are consistent with the terms of the plan. The board of directors may take any action the compensation committee is authorized to take. To the extent permitted by law, the compensation committee or board may delegate its authority under the plan to a member of the board or one of our executive officers.

         Option Terms. The option price of each option will be determined by the compensation committee. However, the option price may not be less than 100% of the fair market value of our common stock on the date of grant in the case of incentive stock options or less than par value in the case of non-qualified stock options. To qualify as incentive stock options, options must meet certain federal tax requirements, including limits on the value of shares subject to incentive stock options which first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders.

         The term of each option will be fixed by the compensation committee. The compensation committee will determine at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. However, all options shall automatically vest upon a termination of employment caused by the optionee's death, disability, or retirement. Options may be made exercisable in installments, and the compensation committee may accelerate the exercisability of options. Except to the extent otherwise expressly set forth in an option agreement relating to a non-qualified option, options are not transferable other than by will or the laws of descent and distribution. The compensation committee may include in any option agreement any provisions relating to forfeitures of options that it deems appropriate, including prohibitions on competing with our company and other detrimental conduct.

         If an optionee elects to exercise his or her option, he or she must pay the option exercise price in full either in cash or cash equivalents. To the extent permitted by the option agreement or the compensation committee, the optionee may also pay the option exercise price by the delivery of common stock to the extent that the common stock is publicly traded, or other property. The compensation committee may also allow the optionee to defer payment of the option price, or may cause us to loan the option price to the optionee or to guarantee that any shares to be issued will be delivered to a broker or lender in order to allow the optionee to borrow the option price. If the compensation committee so permits, the exercise price may also be delivered to us by a broker pursuant to irrevocable instructions to the broker from the participant.

         Corporate Transactions. Options granted under the stock option plan will terminate in connection with certain types of corporate transactions involving our company, except to the extent the options are continued or substituted for in connection with the transaction. In the event of a termination of the options in connection with a corporate transaction and subject to any limitations imposed in an applicable option agreement, the options will be fully vested and exercisable for a period to be determined by the board of directors immediately before the completion of the corporate transaction. A corporate transaction occurs in the event of:

          o    a dissolution or liquidation of our company;

          o a merger, consolidation or reorganization of our company with one or more other entities in which our company is not the surviving entity;

          o a sale of substantially all of our assets to another person or entity; or

          o any transaction (including, without limitation, a merger or reorganization in which our company is the surviving entity) approved by the board that results in any person or entity (other than persons who are holders of stock of our company at the time the plan was approved by the stockholders and other than an affiliate) owning 80 percent or more of the combined voting power of all classes of our stock.

         The board of directors may also in its discretion and only to the extent provided in an option agreement cancel outstanding options in connection with a corporate transaction. Holders of cancelled options will receive a payment for each cancelled option.

         Amendments and Termination. The board of directors may at any time amend or discontinue the stock option plan, except that the maximum number of shares available for grant as incentive stock options and the class of persons eligible to receive grants under the plan may not be changed without stockholder approval.

         Adjustments for Stock Dividends and Similar Events. The compensation committee will make appropriate adjustments in outstanding awards to reflect common stock dividends, splits and other similar events.

FEDERAL INCOME TAX CONSEQUENCES

         Incentive Stock Options. The grant of an option will not be a taxable event for the optionee or us. An optionee will not recognize taxable income upon exercise of an incentive stock option (except that the alternative minimum tax may apply). Any gain realized upon a disposition of common stock received pursuant to the exercise of an incentive stock option will be taxed as long-term capital gain if the optionee holds the shares for at least two years after the date of grant and for one year after the date of exercise, known as the holding period requirement. We will not be entitled to any business expense deduction with respect to the exercise of an incentive stock option, except as discussed below.

         For the exercise of an option to qualify for the foregoing tax treatment, the optionee generally must be an employee of our company or a subsidiary from the date the option is granted through a date within three months before the date of exercise of the option. In the case of an optionee who is disabled, the three-month period for exercise following termination of employment is extended to one year. In the case of an employee who dies, both the time for exercising incentive stock options after termination of employment and the holding period for common stock received pursuant to the exercise of the option are waived.

         If all of the foregoing requirements are met except the holding period requirement mentioned above, the optionee will recognize ordinary income upon the disposition of the common stock in an amount generally equal to the excess of the fair market value of the common stock at the time the option was exercised over the option exercise price (but not in excess of the gain realized on the sale). The balance of the realized gain, if any, will be capital gain. We will be allowed a business expense deduction to the extent the optionee recognizes ordinary income subject to Section 162(m) of the Internal Revenue Code, as summarized below.

         If an optionee exercises an incentive stock option by tendering common stock with a fair market value equal to part or all of the option exercise price, the exchange of shares will be treated as a nontaxable exchange. This nontaxable treatment would not apply, however, if the optionee had acquired the shares being transferred pursuant to the exercise of an incentive stock option and had not satisfied the holding period requirement summarized above. If the exercise is treated as a nontaxable exchange, the optionee would have no taxable income from the exchange and exercise, other than minimum taxable income as discussed above, and the tax basis of the shares exchanged would be treated as the substituted basis for the shares received. If the optionee used shares received pursuant to the exercise of an incentive stock option, or another statutory option, as to which the optionee had not satisfied the applicable holding period requirement, the exchange would be treated as a taxable disqualifying disposition of the exchanged shares.

         If, pursuant to an option agreement, we withhold shares in payment of the option price for incentive stock options, the transaction should generally be treated as if the withheld shares had been sold in a disqualifying disposition after exercise of the option, so that the optionee will realize ordinary income with respect to such shares. The shares paid for by the withheld shares should be treated as having been received upon exercise of an incentive stock option, with the tax consequences described above. However, the Internal Revenue Service has not ruled on the tax treatment of shares received on exercise of an incentive stock option where the option exercise price is paid with withheld shares.

         Non-Qualified Options. The grant of an option will not be a taxable event for the optionee or us. Upon exercising a non-qualified option, an optionee will recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of the common stock on the date of exercise. However, if the optionee is subject to certain restrictions imposed by the securities laws, the measurement date will be deferred, unless the optionee makes a special tax election within 30 days after exercise. Upon a subsequent sale or exchange of shares acquired pursuant to the exercise of a non-qualified option, the optionee will have taxable gain or loss, measured by the difference between the amount realized on the disposition and the tax basis of the shares. This difference generally is the amount paid for the shares plus the amount treated as ordinary income at the time the option was exercised.

         If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Internal Revenue Code, we will be entitled to a business expense deduction in the same amount and generally at the same time as the optionee recognizes ordinary income. Under Section 162(m) of the Internal Revenue Code, if the optionee is one of certain specified executive officers, then, unless certain exceptions apply, we are not entitled to deduct compensation with respect to the optionee, including compensation related to the exercise of shares options, to the extent such compensation in the aggregate exceeds $1.0 million for the taxable year. Options issuable under the stock incentive plan are intended to comply with the exception to Section 162(m) for "performance-based" compensation.

         If the optionee surrenders common stock in payment of part or all of the exercise price for non-qualified options, the optionee will not recognize gain or loss with respect to the shares surrendered, regardless of whether the shares were acquired pursuant to the exercise of an incentive stock option, and the optionee will be treated as receiving an equivalent number of shares pursuant to the exercise of the option in a nontaxable exchange. The basis of the shares surrendered will be treated as the substituted tax basis for an equivalent number of option shares received and the new shares will be treated as having been held for the same holding period as had expired with respect to the transferred shares. The difference between the total option exercise price and the total fair market value of the shares received pursuant to the exercise of the option will be taxed as ordinary income. The optionee's basis in the additional shares will be equal to the amount included in the optionee's income.

         If, pursuant to an option agreement, we withhold shares in payment of the option price for non-qualified options or in payment of tax withholding, the transaction should generally be treated as if the withheld shares had been sold for an amount equal to the exercise price after exercise of the option.

ARRANGEMENTS WITH EXECUTIVE

     Mr. Heintzelman became our President and Chief Executive Officer under an employment agreement dated December 4, 1998. In connection with his resignation as of November 10, 1999, we entered into an additional agreement with Mr. Heintzelman, entitling him to continue to receive his base salary through December 3, 2000. In addition, under these agreements, Mr. Heintzelman is entitled to a prorated portion of his bonus for 1999 in an amount to be established by our board of directors, but in no event less than 25% of his annual base salary. All of Mr. Heintzelman's stock options vested fully on the date of his resignation.

     In his employment agreement, Mr. Heintzelman agreed to preserve the confidentiality and the proprietary nature of all information relating to us and our business for three years after the term of his agreements ends. In addition, Mr. Heintzelman is obligated under his agreement not to compete with us and not to solicit the business of our customers for one year following the term of his employment agreement.

for one year after his agreement ends.

                          TRANSACTIONS WITH AFFILIATES

         As of September 30, 1999, we had outstanding demand loans from Bridge of approximately $16.6 million. These loans bear interest at a rate of 8% per annum. We used the proceeds of these loans to fund our working capital requirements.

         We entered into several agreements with Bridge, including a Master Establishment and Transition Agreement, an Equipment Colocation Permit, a Network Services Agreement, an Administrative Services Agreement, a Technical Services Agreement and a Local Network Agreement. In connection with these agreements we executed a promissory note in favor of Bridge. The terms of these agreements and the note are described under the heading "Business -- Bridge Relationship".

                             PRINCIPAL STOCKHOLDERS

         The following table provides you with information about the beneficial ownership of shares of our common stock as of September 30, 1999, and as adjusted to reflect the sale of shares in this offering, by:

          o each person who, to our knowledge, beneficially owns more than 5% of our common stock;

          o    each of our directors and named executive officers; and

          o    all our directors and executive officers as a group.

     Beneficial ownership is determined under the rules of the SEC and includes voting or investment power with respect to the common stock.

     Unless indicated otherwise below, the address for each listed director and officer is SAVVIS Communications Corporation, 12007 Sunrise Valley Drive, Reston, Virginia 20191. The persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in this table and the notes that follow. The total number of shares of common stock outstanding used in calculating the percentage for each person named in the table includes the shares of common stock underlying options held by that person that are exercisable within 60 days of September 30, 1999, but excludes shares of common stock options held by all other persons. Percentage of beneficial ownership is based on 72,000,000 shares of common stock outstanding as of September 30, 1999, and _______________ shares of common stock outstanding after completion of this offering.

                                                                Amount and            Percentage Beneficially Owned
                                                                Nature of            -----------------------------
                                                                Beneficial              Before               After
 Name and Address                                               Ownership              Offering            Offering
 ----------------                                               --------               --------            --------
Bridge Information Systems, Inc.(1)..............                53,870,279               74.8%                  --%
Welsh, Carson, Anderson &
   Stowe (2).....................................                 8,844,642               12.3%                  --%
Clyde A. Heintzelman (3).........................                   218,224                 *                    --%
Martin C. Sanderson..............................                        --                 *                    --%
Michael E. Gaddis................................                     7,284                 *                    --%
Robert B. Murphy, Jr.............................                     5,177                 *                    --%
Andrew G. Gladney................................                    16,413                 *                    --%
Robert McCormick (4).............................                   500,000                 *                    --%
Thomas M. Wendel (5).............................                   450,000                 *                    --%
Patrick J. Welsh (6).............................                 8,843,413               12.3%                  --%
Thomas E. McInerney (7)..........................                 8,883,118               12.3%                  --%
All executive officers and directors
as a group (11 persons)..........................                10,144,344               14.1%                  --%

------------
* Less than one percent.

(1) The address of Bridge Information Systems, Inc. is 717 Office Parkway, St. Louis, Missouri 63141.

(2) Includes 4,635,958 shares of common stock held by Welsh, Carson, Anderson & Stowe VI, L.P.("WCAS VI"), 3,475,566 shares held by Welsh, Carson, Anderson & Stowe VII, L.P. ("WCAS VII"), 65,357 shares held by WCAS Information Partners, L.P. ("WCAS IP") and 667,761 shares held by WCAS Capital Partners II, L.P. ("WCAS CP II"). The respective sole general partners of WCAS VI, WCAS VII, WCAS IP and WCAS CP II are WCAS VI Partners, L.P., WCAS VII Partners, L.P., WCAS INFO Partners and WCAS CP II Partners. The individual general partners of each of these partnerships include some or all of Bruce
     K. Anderson, Russell L. Carson, Anthony J. de Nicola, James B. Hoover, Thomas E. McInerney, Robert A. Minicucci, Charles G. Moore, III, Andrew M. Paul, Paul B. Qucally, Rudolph E. Rupert, Jonathan M. Rather, Lawrence B. Sorrel, Richard H. Stowe, Laura M. VanBuren and Patrick J. Welsh. The individual general partners who are also directors of SAVVIS are Patrick J. Welsh and Thomas E. McInerney. Each of the foreging persons may be deemed to be the beneficial owner of the common stock owned by the limited partnerships of whose general partner he or she is a general partner. WCAS VI, WCAS VII, WCAS IP and WCAS CP II, in the aggregate, own approximately 38.5% of the outstanding equity securities of Bridge.

(3) Includes 218,224 shares subject to options that are exercisable within 60 days of September 30, 1999.

(4) Includes 500,000 shares subject to options that are exercisable within 60 days of September 30, 1999.

(5) Includes 450,000 shares subject to options that are exercisable within 60 days of September 30, 1999.

(6) Includes 8,779,285 shares held by Welsh, Carson, Anderson & Stowe, as described in note 2 above.

(7) Includes 8,844,642 shares held by Welsh, Carson, Anderson & Stowe, as described in note 2 above.

                          DESCRIPTION OF CAPITAL STOCK

         Our authorized capital stock consists of 125,000,000 shares of common stock, par value $.01 per share, and 50,000,000 shares of preferred stock, par value $.01 per share, the rights, preferences and privileges of which may be established from time to time by our board of directors. As of September 30, 1999, 72,000,000 shares of our common stock were outstanding and no shares of our preferred stock were outstanding. As of September 30, 1999, we had 140 stockholders.

         After this offering, we will have outstanding __________ shares of common stock. If the underwriters exercise their over-allotment option, _________ shares of common stock will be outstanding. The following is a description of our capital stock.

         COMMON STOCK

         Each holder of record of common stock of record is entitled to one vote for each share on all matters properly submitted to the stockholders for their vote. Our certificate of incorporation does not allow cumulative voting for the election of directors, which means that the holders of a majority of the shares voted can elect all the directors then standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, holders of our common stock are entitled to receive ratable dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of common stock would be entitled to share in our assets remaining after the payment of liabilities and liquidation preferences on any outstanding preferred stock. Holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered by us in this offering will be, when issued and paid for, fully paid and non-assessable. The rights, preferences and privileges of holders of common stock may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may authorize and issue in the future.

         PREFERRED STOCK

         The board of directors is authorized, subject to Delaware law, without stockholder approval, from time to time to issue up to an aggregate of
50,000,000 shares of preferred stock in one or more series. The board of directors may fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

         LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS

         As permitted by the Delaware General Corporation Law, our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

     o for any breach of the director's duty of loyalty to us or our stockholders;

     o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     o under Section 174 of the Delaware General Corporation Law, relating to unlawful dividends or unlawful stock purchases or redemptions; or

     o for any transaction from which the director derives an improper personal benefit.

         As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

         Our certificate of incorporation and bylaws provide for the indemnification of our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. In addition, our certificate of incorporation provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the amended Delaware Law. The indemnification provided under our certificate of incorporation and bylaws includes the right to be paid expenses in advance of any proceeding for which indemnification may be had, provided that the payment of these expenses incurred by a director or officer in advance of the final disposition of a proceeding may be made only upon delivery to us of an undertaking by or on behalf of the director or officer to repay all amounts paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified.

         We believe that the provisions in our certificate of incorporation and bylaws are necessary to attract and retain qualified persons as directors and officers.

         ANTI-TAKEOVER PROVISIONS

         Provisions of Delaware law and our certificate of incorporation and bylaws summarized below could hinder or delay an attempted takeover of us. These provisions could have the effect of discouraging attempts to acquire us or remove incumbent management even if some or a majority of our stockholders believe this action to be in their best interest, including attempts that might result in the stockholders receiving a premium over the market price for their shares of common stock.

         Certificate of Incorporation and By-law Provision

         Under our bylaws, only the board of directors, the Chairman or Vice Chairman of the board, the board of directors and the President may call special meetings of stockholders. The stockholders may not call a special meeting.

         Our bylaws also provide that any action required or permitted to be taken at a stockholders' meeting may be taken without a meeting, without prior notice and without a vote, if the action is taken by persons who would be entitled to vote at a meeting and who hold shares having voting power equal to not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted.

         The foregoing provisions could have the effect of delaying until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting.

         Delaware Anti-Takeover Law

         We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203 prevents a Delaware corporation, including those that are listed on the Nasdaq National Market, from engaging, under certain circumstances, in a "business combination," which includes a merger or sale of more than 10% of the corporation's assets, with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder. An interested stockholder is a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of that person. This is the case unless:

         o the transaction that resulted in the stockholder's becoming an interested stockholder was approved by the board of directors prior to the date the interested stockholder attained that status;

         o upon completion of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding those shares owned by (1) persons who are directors and also officers and (2) employee stock compensation plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

         o on or after the date the interested stockholder attained that status, the business combination is approved by the board of directors and authorized at an annual or special meting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

         A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express stockholder's amendment approved by at least a majority of the outstanding voting shares. We have not "opted out" of the provisions of the Section 203. This statutory provision could prohibit or delay mergers or other takeover or change-in-control attempts with respect to SAVVIS and, accordingly, may discourage attempts to acquire us.

         TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for our common stock is ____________.

                        SHARES AVAILABLE FOR FUTURE SALE

         Following this offering, we will have _________ shares of our common stock outstanding, assuming the underwriters do not exercise their over-allotment option (_______ shares if the underwriters exercise their over-allotment option in full). All of the shares (including any subject to the over-allotment option) we sell in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 below.

         The remaining __________ shares of common stock outstanding following this offering are restricted securities under the terms of the Securities Act. Sales of certain of the restricted shares to be outstanding upon completion of this offering will be limited by lock-up agreements as described below.

RULE 144

         In general, under Rule 144, a stockholder who owns restricted shares that have been outstanding for at least one year is entitled to sell, within any three-month period, a number of these restricted shares that does not exceed the greater of:

          o    1%  of  the  then   outstanding   shares  of  common  stock,   or
               approximately _________ shares immediately after this offering, or

          o the average weekly trading volume in the common stock on the Nasdaq National Market during the four calendar weeks preceding filing of a notice on Form 144 with respect to the sale.

         In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, to sell shares of common stock that are not restricted securities. Sales under Rule 144 are also governed by manner of sale provisions and notice requirements, and current public information about us must be available.

         Under Rule 144(k), a stockholder who is not currently, and who has not been for at least three months before the sale, an affiliate of ours and who owns restricted shares that have been outstanding for at least two years may resell these restricted shares without compliance with the above requirements. The one- and two-year holding periods described above do not begin to run until the full purchase price is paid by the person acquiring the restricted shares from us or an affiliate of ours.

RULE 701

         In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

LOCK-UP AGREEMENTS

         All of our officers and directors, and several of our stockholders, who will hold an aggregate of ____________ shares of common stock after this offering closes, will sign lock-up agreements with the underwriters. Under the terms of these agreements, they will agree, among other things, not to offer, sell or agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, include swap etc. for a period of 180 days after the date of this prospectus. Transfers or dispositions can be made sooner with the prior written consent of the underwriters.

Stock Options

         As soon as practicable after this offering, we intend to file a registration statement under the Securities Act covering 8,000,000 shares of common stock reserved for issuance under our 1999 Stock Option Plan, and we expect the registration statement to become effective upon filing. As of October 25, 1999, options to purchase 6,486,382 shares of common stock were outstanding. Accordingly, shares registered under this registration statement will, provided options have vested and Rule 144 volume limitations applicable to our affiliates are complied with, be available for sale in the open market shortly after this offering closes, and in the case of our officers, directors and stockholders who have entered into lock-up agreements, after the 180-day lock-up agreements expire.

                                  UNDERWRITERS


         Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated, are acting as representatives have severally agreed to purchase, and we have agreed to sell to them, severally, the respective number of shares of common stock set forth opposite the names of such underwriters below:


                                                                         Number
 Name                                                                  of Shares
 ----                                                                  ---------
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
                                                                       =========


         The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to the approval of various legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered hereby, if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

         The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page hereof and part to various dealers at a price that represents a concession not in excess of $_________ a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $_________ a share to other underwriters or to various dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

         We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of ________ additional shares of common stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered hereby. To the extent such option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the number set forth next to such underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $_________, the total underwriters' discounts and commissions would be $__________ and total proceeds to us would be $__________.

         The underwriters have informed us that they do not intend to confirm sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

         We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $___ million.

         Application has been made for quotation of the common stock on the Nasdaq National Market under the symbol "SVVS."

         Each of SAVVIS and the directors, executive officers and some stockholders of SAVVIS has agreed that, without the prior written consent of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

          o offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

          o enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

         The restrictions described in the previous paragraph do not apply to:

          o    the sale of shares to the underwriters;

          o the issuance by SAVVIS of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

          o transactions by any person other than SAVVIS relating to shares of common stock or other securities convertible or exchangeable for shares of common stock acquired in open market transactions after the completion of the offering; or

          o issuances of certain shares of common stock or options to purchase shares of common stock pursuant to our employee benefit plans as in existence on the date of this prospectus.

         In order to facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing shares of common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

         SAVVIS and the underwriters have agreed to indemnify each other against various liabilities, including liabilities under the Securities Act.

         From time to time, ______________ has provided, and continues to provide, investment banking services to SAVVIS and Bridge for which they have received customary fees and commissions.

PRICING OF THE OFFERING

         Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between SAVVIS and the representatives. Among the factors to be considered in determining the initial public offering price will be the future prospects of SAVVIS and its industry in general, sales, earnings and certain other financial and operating information of SAVVIS in recent periods, the price-earnings ratios, price-sales ratios, market prices of securities and financial and operating information of companies engaged in activities similar to those of SAVVIS.

          The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.


                             VALIDITY OF THE SHARES

         The validity of the shares of common stock offered through this prospectus will be passed upon for us by Hogan & Hartson L.L.P., New York, New York. Certain legal matters relating to the securities will be passed upon for the underwriters by Shearman & Sterling, New York, New York.


                                     EXPERTS

         The consolidated financial statements of SAVVIS Holdings Corporation as of December 31, 1998 and for the year ended December 31, 1998 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing in this prospectus, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The consolidated financial statements of SAVVIS Communications Corporation, a wholly owned subsidiary of SAVVIS Holdings Corporation, as of December 31, 1997 and for each of the two years in the period ended December 31, 1997, included in this prospectus have been audited by Ernst & Young, LLP, independent auditors, as set forth in their report dated April 23, 1998 (which contains an explanatory paragraph describing conditions that raise substantial doubt about the company's ability to continue as a going concern) appearing in this prospectus, and are included in reliance on such reports given upon the authority of such firm as experts in accounting and auditing.


                    WHERE YOU MAY FIND ADDITIONAL INFORMATION

         We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and the common stock to be sold in this offering, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The registration statement, including exhibits and schedules filed with it, may be inspected without charge at the SEC's public reference rooms at:

          o    Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

          o    Seven World Trade Center,  13th Floor,  New York, New York 10048;
               or

          o Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

         Copies of all or any part of the registration statement may be obtained from such office after payment of fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a Web site that contains registration statements, reports, proxy and information statements and other information
regarding    registrants   that   file    electronically   with   the   SEC   at
http://www.sec.gov.

         We intend to provide our stockholders with annual reports containing consolidated financial statements audited by an independent public accounting firm.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                           SAVVIS HOLDINGS CORPORATION



                                                                                                          PAGE
                                                                                                          ----
 Consolidated Balance Sheet as of June 30, 1999 (unaudited)                                                F-2

 Consolidated  Statements of Operations for the period April 7 to June 30, 1999, the period
 January 1 to April 6, 1999 and the six month period ended June 30, 1998 (unaudited)                       F-3

 Consolidated  Statement  of Changes in  Stockholders'  Equity  for the period
 January 1, 1999 to June 30, 1999 (unaudited)                                                              F-4

 Consolidated  Statements of Cash Flows for the period April 7 to June 30, 1999, the period
 January 1 to April 6, 1999 and the six month period ended June 30, 1998 (unaudited)                       F-5

 Notes to Consolidated Financial Statements (unaudited)                                                    F-7

 Independent Auditors' Report - Deloitte & Touche LLP                                                     F-10

 Independent Auditors' Report - Ernst & Young LLP                                                         F-11

 Consolidated Balance Sheets as of December 31, 1998 and 1997                                             F-12

 Consolidated Statements of Operations for the years ended December 31, 1998, 1997 and 1996               F-13

 Consolidated  Statements of Changes in Stockholders'  Equity (Deficit) for the years ended
 December 31, 1998, 1997 and 1996                                                                         F-14

 Consolidated Statements of Cash Flows for the years ended December 31, 1998, 1997 and 1996               F-16

 Notes to Consolidated Financial Statements                                                               F-18

SAVVIS HOLDINGS CORPORATION

CONSOLIDATED BALANCE SHEET - UNAUDITED
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------

ASSETS                                                                                         JUNE 30, 1999
CURRENT ASSETS:
  Cash and cash equivalents                                                                       $     530
  Accounts receivable, less allowance for doubtful accounts of $200                                   2,603
  Prepaid expenses                                                                                      418
  Other current assets                                                                                    3
                                                                                               ------------
           Total current assets                                                                       3,554

PROPERTY AND EQUIPMENT - Net (Note 3)                                                                 5,300

GOODWILL AND INTANGIBLE ASSETS - Net of
 Accumulated amortization of $2,369                                                                  36,098

OTHER LONG-TERM ASSETS                                                                                  340

TOTAL                                                                                             $  45,292
                                                                                               ============


LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:
  Accounts payable                                                                                $   3,731
  Accrued expenses                                                                                      799
  Due to Bridge Information Systems                                                                  11,300
  Current portion of capital lease obligations (Note 5)                                               1,211
  Other accrued liabilities (Note 4)                                                                  1,458
                                                                                               ------------
           Total current liabilities                                                                 18,499

CAPITAL LEASE OBLIGATIONS, LESS CURRENT PORTION (Note 5)                                              3,811

OTHER ACCRUED LIABILITIES                                                                               471

COMMITMENTS AND CONTINGENCIES


STOCKHOLDER'S EQUITY:
  Common stock, $.01 par value, 125,000,000 shares
     authorized, 72,000,000 shares issued and outstanding                                               720
  Additional paid-in capital                                                                         31,026
  Accumulated deficit                                                                                (9,235)
                                                                                               ------------

           Total stockholder's equity                                                                22,511
                                                                                               ------------

TOTAL                                                                                             $  45,292
                                                                                               ============


See notes to unaudited consolidated financial statements.

SAVVIS HOLDINGS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------

                                                              SUCCESSOR                PREDECESSOR
                                                          -----------------    --------------------------------
                                                             PERIOD FROM        PERIOD FROM        SIX MONTHS
                                                              APRIL 7 TO        JANUARY 1 TO      ENDED JUNE 30,
                                                             JUNE 30, 1999     APRIL 6, 1999          1998
                                                          -----------------    --------------------------------


REVENUES                                                       $     5,913         $    5,440       $    5,092

DIRECT COSTS AND OPERATING EXPENSES:
  Data communications and operations                                 6,303              6,429            9,329
  Selling, general and administrative                                5,355              4,651            4,553
  Depreciation and amortization                                      3,037                793              943
                                                               -----------         ----------       ----------

      Total direct costs and operating expenses                     14,695             11,873           14,825
                                                               -----------         ----------       ----------

LOSS FROM OPERATIONS                                                (8,782)            (6,433)          (9,733)

INTEREST EXPENSE, NET                                                 (453)              (235)            (209)
                                                               -----------         ----------       ----------

LOSS BEFORE INCOME TAXES                                            (9,235)            (6,668)          (9,942)

INCOME TAXES                                                            --                 --               --
                                                               -----------         ----------       ----------

NET LOSS                                                            (9,235)            (6,668)          (9,942)

PREFERRED STOCK DIVIDENDS                                                                (628)            (587)

AMORTIZATION OF DEFERRED
  FINANCING COSTS AND DISCOUNT ON
  SERIES C PREFERRED STOCK                                             --               (244)            (358)
                                                               -----------         ----------       ----------
NET LOSS ATTRIBUTABLE TO COMMON
  STOCKHOLDERS                                                 $    (9,235)        $   (7,540)      $  (10,887)
                                                               ===========         ==========       ==========

BASIC AND DILUTED LOSS
  PER COMMON SHARE                                             $     (0.13)        $    (4.51)      $    (8.06)
                                                               ===========         ==========       ==========

WEIGHTED AVERAGE SHARES OUTSTANDING
                                                                72,000,000          1,670,709        1,350,341
                                                               ===========         ==========       ==========

See notes to unaudited consolidated financial statements.

SAVVIS HOLDINGS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY - UNAUDITED (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

----------------------------------------------------------------------------------------------------------------------------------
                                                    NUMBER OF SHARES                                     AMOUNTS
                                             --------------------------------   --------------------------------------------------
                                                                                           ADDITIONAL    DEFERRED
                                                  COMMON         TREASURY         COMMON     PAID-IN     COMPEN-     ACCUMULATED
                                                   STOCK           STOCK          STOCK      CAPITAL      SATION       DEFICIT
                                                   -----           -----          -----      -------      ------       -------

BALANCE, JANUARY 1, 1999                             1,753,751      127,838         $    2      $5,954        $ (78)     $(40,971)
  Issuance of common stock upon
    exercise of stock options                           68,333           --            --          28            --            --
  Recognition of deferred compensation                      --           --            --          --            78            --
  Acquisition of the Company by Bridge
    Information Systems                             70,177,916     (127,838)           718      25,044           --        40,971
  Net loss                                                                                                                 (9,235)
                                                   -----------    ---------         ------    ---------    --------      --------


BALANCE, JUNE 30, 1999                              72,000,000           --           $720     $31,026   $       --      $ (9,235)
                                                   ===========    =========         ======    =========    ========      ========

--------------------------------------------------------------------------
                                             AMOUNTS            TOTAL
                                           ----------    ----------------
                                             TREASURY
                                              STOCK
                                              -----

BALANCE, JANUARY 1, 1999                    $     (64)        $(35,157)
  Issuance of common stock upon
    exercise of stock options                      --                28
  Recognition of deferred compensation             --                78
  Acquisition of the Company by Bridge
    Information Systems                             64           66,797
  Net loss                                                      (9,235)
                                            ----------      -----------


BALANCE, JUNE 30, 1999                      $       --        $ 22,511
                                            ==========      ===========

See notes to unaudited consolidated financial statements.

SAVVIS HOLDINGS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED
(IN THOUSANDS)

---------------------------------------------------------------------------------   -----------------------------------------
                                                                   SUCCESSOR                      PREDECESSOR
                                                              -------------------   -----------------------------------------
                                                                  PERIOD FROM             PERIOD FROM      SIX MONTHS ENDED
                                                              APRIL 7 TO JUNE 30,    JANUARY 1 TO APRIL 6,      JUNE 30,
                                                                      1999                   1999                 1988
                                                              -------------------    --------------------   -----------------
OPERATING ACTIVITIES:
  Net cash used in operating activities                               $   (6,120)          $   (6,185)        $   (11,548)

INVESTING ACTIVITIES:
  Capital expenditures - net                                                (368)                (275)               (772)
  Acquisition of IXA, net of cash acquired                                    --                   --                (750)
                                                                      -----------          -----------        -----------
           Net cash used in investing activities                            (368)                (275)             (1,522)
                                                                      -----------          -----------        -----------

FINANCING ACTIVITIES:
  Purchase of treasury stock                                                   --                   --                (15)
  Proceeds from common stock issuance                                          --                   --                  1
  Exercise of stock options                                                    --                   28                 --
  Proceeds from Series C preferred stock issuance                              --                   --             15,487
  Proceeds from issuance of Series C warrants                                  --                   --              2,713
  Payment of Series C deferred financing costs                                 --                   --             (1,440)
  Principal payments under capital lease
    obligations                                                              (176)                (182)              (306)
  Proceeds from issuance of senior convertible
    bridge notes                                                               --                   --              1,800
  Principal payments on borrowings from senior
    bridge notes                                                               --                   --             (1,053)
  Proceeds from borrowings from Bridge
    Information Systems Notes                                               6,600                4,700                 --

  Principal payments on borrowings from bank
    notes payable                                                              --                  (13)              (226)
                                                                      -----------          -----------        -----------
           Net cash provided by financing activities                        6,424                4,533             16,961
                                                                      -----------          -----------        -----------

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                                            (64)              (1,927)             3,891

CASH AND CASH EQUIVALENTS,
  BEGINNING OF PERIOD                                                         594                2,521              1,398
                                                                      -----------          -----------        -----------

CASH AND CASH EQUIVALENTS,
  END OF PERIOD                                                       $       530          $       594        $     5,289
                                                                      ===========          ===========        ===========

See notes to unaudited consolidated financial statements.           (Continued)

 SAVVIS HOLDINGS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED
(IN THOUSANDS)

--------------------------------------------------------------------------------   --------------------------------------
                                                                   SUCCESSOR                    PREDECESSOR
                                                              ------------------   --------------------------------------
                                                                  PERIOD FROM         PERIOD FROM      SIX MONTHS ENDED
                                                                APRIL 7 TO JUNE       JANUARY 1 TO          JUNE 30,
                                                                   30, 1999          APRIL 6, 1999           1998
                                                                ---------------      -------------      -----------------
SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION:
  Non-cash investing and financing activities:
    Debt incurred under capital lease obligations                    $   --           $2,634                $1,018
    Preferred stock dividends accrued                                    --              628                   587
    Amortization of deferred financing costs                             --               76                   177
    Accretion of preferred stock discount                                --              168                   181
    Senior convertible notes exchanged for
      preferred stock                                                    --               --                 9,200
    Issuance of common stock in acquisition
      of IXA                                                             --               --                   583

    Cash paid during the year for interest                               97               99                   123

See notes to unaudited consolidated financial statements.           (Concluded)

SAVVIS HOLDINGS CORPORATION


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------


1.    PRESENTATION

               The accompanying unaudited consolidated financial statements of Savvis Holdings Corporation (the "Company" or "Savvis") have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions of Article 10 of
      Regulation S-X. Accordingly, the interim financial statements do not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements.

               On April 7, 1999 (the "acquisition date"), Savvis was acquired by Bridge Information Systems ("Bridge") in an all stock transaction that was accounted for as a "purchase transaction" under Accounting Principles Board Opinion No. 16. Pursuant to the terms of the transaction, Bridge issued 3,250,000 shares of Bridge common stock in exchange for all the outstanding equity interests of Savvis. In accordance with the accounting requirements of the Securities and Exchange Commission, purchase transactions that result in one entity becoming substantially wholly-owned by the acquirer establish a new basis of accounting in the acquired entity's records for the purchased assets and liabilities. Thus, the purchase price has been allocated, on a preliminary basis, to the underlying assets purchased and liabilities assumed based on their estimated fair market values at the acquisition date. The resulting impact in the unaudited consolidated financial statements was to increase intangibles, goodwill and other liabilities, to decrease fixed assets, and to increase additional paid in capital.

                In the opinion of the Company's management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the Company's financial position as of June 30, 1999 and the results of operations and cash flows for the period subsequent to the Company's purchase by Bridge through June 30 (successor) and from January 1, 1999 through April 6, 1999 (predecessor) and the six months ended June 30, 1998 (predecessor). The results of operations are not necessarily indicative of results that may be expected for any other interim period or for the full year.

               The financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 1998 included elsewhere in this prospectus. Except as described above, the accounting policies used in preparing these consolidated financial statements are the same as those described in the December 31, 1998 consolidated financial statements.

2.       BUSINESS COMBINATIONS

               As discussed in Note 1, Bridge issued 3,250,000 shares of Bridge common stock for all the outstanding equity interests of Savvis. The total cost of the acquisition exceeded the fair value of Savvis' net assets by $23,767 which is being amortized over 10 years. In addition, a portion of the purchase price was allocated to the following tangible and intangible assets:

                                                           ALLOCATED
                           ASSET                         PURCHASE PRICE                       LIFE
                           -----                         --------------                       ----

        Property and equipment                         $      5,600                    36-60  months
        Trademark                                             9,500                           60
        Non-compete agreement                                 2,700                           12
        Other intangibles                                     2,500                           12

 Also, in connection with the acquisition, Bridge assumed liabilities of Savvis in the amount of $11,687.

3.       PROPERTY AND EQUIPMENT

               Property and equipment consisted of the following at June 30, 1999:

                 Computer equipment                                                     $ 532
                 Communications equipment                                                 795
                 Purchased software                                                        74
                 Furniture and fixtures                                                   333
                 Leasehold improvements                                                   258
                 Equipment under capital lease obligations                              3,926
                                                                                       ------

                                                                                        5,918
                 Less: accumulated depreciation                                         (618)
                                                                                       ------

                 Property and equipment, net                                           $5,300
                                                                                       ======

4.       ACCRUED LIABILITIES

               Other accrued liabilities consist of the following at June 30, 1999:


                  Deferred rent                                                                $     196
                  Accrued interest                                                                   206
                  Loss lease accrual                                                                 163
                  Intercompany payable to Bridge Information Systems                                 104
                  Other                                                                              789
                                                                                                --------

                                                                                               $   1,458
                                                                                                ========


5.       NOTES PAYABLE AND CAPITAL LEASE OBLIGATIONS

               Notes payable consisted of borrowings by the Company from Bridge. The outstanding balance on the notes was $11,300 at June 30, 1999 and interest accrues at a rate of 8% per annum. The carrying value of the note approximates fair value at June 30, 1999.

               The Company leases various equipment under capital leases. Future minimum lease payments under capital leases are as follows at June 30, 1999:


               1999 (Six months)                                                              $     595
               2000                                                                               2,428
               2001                                                                               2,425
               2002                                                                                 454
                                                                                               --------

                          Total capital lease obligations                                         5,902
               Less amount representing interest                                                   (880)
               Less current portion                                                              (1,211)
                                                                                               --------

                          Long-term capital lease obligations                                   $ 3,811
                                                                                               ========


6.       SUBSEQUENT EVENTS

               STOCK SPLIT - On July 22, 1999, the Board of Directors of the Company declared a 72,000-for-1 stock split on the Company's shares of common stock. As a result, the Company had 125 million shares authorized, 72 million shares issued and outstanding with a $.01 par value for each share of common stock. All references to shares outstanding for the successor company have been adjusted retroactively for the stock split.

                                   * * * * * *

INDEPENDENT AUDITORS' REPORT


To the Board of Directors of Savvis Holdings Corporation:

         We have audited the accompanying consolidated balance sheet of Savvis Holdings Corporation and subsidiaries (the "Company") as of December 31, 1998, and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Savvis Holdings Corporation and subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.



/s/  DELOITTE & TOUCHE LLP
     St. Louis, Missouri

     August 12, 1999

INDEPENDENT AUDITORS' REPORT

Board of Directors of Savvis Communications Corporation:

We have audited the accompanying consolidated balance sheet of Savvis Communications Corporation and subsidiaries (the "Company"), a wholly owned subsidiary of SAVVIS Holdings Corporation, as of December 31, 1997 and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Savvis Communications Corporation and subsidiaries as of December 31, 1997 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred operating losses and has a working capital deficiency. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/       ERNST & YOUNG, LLP
          St. Louis, Missouri
          April 23, 1998

SAVVIS HOLDINGS CORPORATION

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1998 AND 1997
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------

ASSETS                                                                                            1998             1997
                                                                                                  ----             ----
CURRENT ASSETS:
  Cash and cash equivalents                                                                   $    2,521       $   1,398
  Accounts receivable, less allowance for doubtful accounts of $149 in
    1998 and $128 in 1997                                                                          2,649             623
  Prepaid expenses                                                                                   120             304
  Other current assets                                                                                21              29
                                                                                             -----------       ---------
           Total current assets                                                                    5,311           2,354

PROPERTY AND EQUIPMENT - Net (Note 6)                                                              4,753           1,906

GOODWILL AND INTANGIBLE ASSETS - Net of accumulated amortization of $423                           1,197              --

OTHER LONG-TERM ASSETS                                                                               193              53
                                                                                             -----------       ---------

TOTAL                                                                                         $   11,454       $   4,313
                                                                                             ===========       =========

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
  Accounts payable                                                                            $    4,498       $   3,993
  Accrued compensation payable                                                                     1,140             326
  Deferred revenue                                                                                    71             359
  Notes payable to bank - current portion (Note 7)                                                    13             220
  Current portion of capital lease obligations (Note 7)                                            1,097             318
  Other accrued liabilities                                                                          206             274
                                                                                             -----------       ---------
           Total current liabilities                                                               7,025           5,490

CAPITAL LEASE OBLIGATIONS, LESS CURRENT PORTION (Note 7)                                           1,649             491

NOTES PAYABLE TO BANK (Note 7)                                                                        --              13

SENIOR CONVERTIBLE NOTES (Note 7)                                                                     --           5,400

SENIOR CONVERTIBLE BRIDGE NOTES (Note 7)                                                              --           3,053

COMMITMENTS AND CONTINGENCIES (Note 11)

REDEEMABLE PREFERRED STOCK (Note 4):
  Series A, $.01 par value, 1,000,000 shares authorized, 480,228 issued and
     outstanding in 1997                                                                              --           5,261
  Series A, $.001 par value, 517,410 shares authorized, 502,410
     issued and outstanding, liquidation preference of $5,345                                      5,345              --
  Series B, $.001 par value, 5,649,241 shares authorized, 5,649,241
     issued and outstanding, liquidation preference of $5,649                                      5,649              --
  Series C, $.001 par value, 30,000,000 shares authorized,
     30,000,000 issued and outstanding, liquidation preference of $30,000 - net of                26,943              --

STOCKHOLDERS' DEFICIT:
  Common stock, $.001 par value, 50,000,000 shares authorized,  1,753,751 issued and outstanding in 1998 ($.01 par value, 38,000,00 authorized,
    1,000,894 issued and outstanding in 1997)                                                          2              10
  Additional paid-in capital                                                                       5,954           1,481
  Accumulated deficit                                                                            (40,971)        (16,837)
  Deferred compensation                                                                              (78)             --

  Treasury stock                                                                                     (64)            (49)
                                                                                             -----------       ---------
           Total stockholders' deficit                                                           (35,157)        (15,395)
                                                                                             -----------       ---------
TOTAL                                                                                         $   11,454       $   4,313
                                                                                             ===========       =========

See notes to consolidated financial statements.

SAVVIS HOLDINGS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
 (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------

                                                                                      1998            1997              1996
                                                                                      ----            ----              ----
REVENUES:
  Service                                                                          $12,827          $2,395              $194
  Installation                                                                         538             317                82
  Other                                                                                309              46                14
                                                                                ----------       ---------           -------

           Total revenue                                                           13,674           2,758               290
                                                                                ----------       ---------           -------

DIRECT COSTS AND OPERATING EXPENSES:
  Data communications and operations                                                20,889          11,072             1,044
  Selling, general and administrative                                               12,245           5,130             1,204
  Depreciation and amortization                                                      2,208             631               153
                                                                                ----------       ---------           -------

        Total direct costs and operating expenses                                   35,342          16,833             2,401
                                                                                ----------       ---------           -------

LOSS FROM OPERATIONS                                                               (21,668)        (14,075)           (2,111)

NONOPERATING INCOME (EXPENSE):
  Interest income                                                                      383              --                --
  Interest expense                                                                    (458)           (427)              (60)
                                                                                ----------       ---------           -------

           Total nonoperating income (expense)                                         (75)           (427)              (60)
                                                                                ----------       ---------           -------

LOSS BEFORE INCOME TAXES                                                           (21,743)        (14,502)           (2,171)

INCOME TAXES (Note 10)                                                                  --              --                --
                                                                                ----------       ---------           -------

NET LOSS                                                                           (21,743)        (14,502)           (2,171)

PREFERRED STOCK DIVIDENDS                                                           (1,821)           (151)               --

AMORTIZATION OF DEFERRED
  FINANCING COSTS AND DISCOUNT ON
  SERIES C PREFERRED STOCK                                                            (570)             --                --
                                                                                ----------       ---------           -------

NET LOSS ATTRIBUTABLE TO COMMON
  STOCKHOLDERS                                                                 $   (24,134)       $(14,653)          $(2,171)
                                                                                ==========       =========           =======

BASIC AND DILUTED LOSS
  PER COMMON SHARE                                                            $     (16.28)       $ (15.69)         $  (2.42)
                                                                                ==========       =========           =======

WEIGHTED AVERAGE SHARES OUTSTANDING                                              1,482,151         933,922           895,764
                                                                                ==========       =========           =======

See notes to consolidated financial statements.

SAVVIS HOLDINGS CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
YEARS ENDED DECEMBER 31 1998, 1997 AND 1996
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------

                                                            NUMBER OF SHARES                                    AMOUNTS
                                                      --------------------------- ----------------------------------------
                                                                                                 ADDITIONAL    DEFERRED
                                                          COMMON      TREASURY       COMMON       PAID-IN      COMPEN-
                                                          STOCK         STOCK        STOCK        CAPITAL       SATION
                                                          -----         -----        -----        -------       ------
BALANCE, JANUARY 1, 1996                                   776,050         --       $    8      $      93     $     --
  Issuance of common stock                                 224,844         --            2          1,366           --
  Issuance of common stock upon
    exercise of stock options                                   --         --           --             22           --
  Net loss
                                                        ----------  ---------       ------        -------      -------
BALANCE, DECEMBER 31, 1996                               1,000,894         --           10          1,481           --

  Purchase of shares for treasury                               --    122,838           --             --           --
  Dividends declared on Series A
    Preferred Stock
  Net loss
                                                        ----------  ---------       ------        -------      -------
BALANCE, DECEMBER 31, 1997                               1,000,894    122,838           10          1,481           --
  Transfer to additional paid-in capital related
    to change in par value                                      --         --           (9)             9           --
  Issuance of common stock                                      50         --           --              1           --
  Issuance of in-the-money options                                                                    171          (78)
  Issuance of common stock for
    acquisition of IXA                                     728,575         --            1            582           --
  Issuance of common stock upon
    exercise of stock options                               24,232         --           --             10           --
  Dividends declared on Series C
    Preferred Stock
  Amortization of deferred financing costs and
    discount on Series C Preferred Stock
  Purchase of shares for treasury                               --      5,000           --             --           --
  Issuance of Series C warrants (Note 3)                        --         --           --          3,700           --
  Net loss                                              ----------  ---------       ------        -------      -------
BALANCE, DECEMBER 31, 1998                               1,753,751    127,838       $    2      $   5,954     $    (78)
                                                        ==========  =========       ======        =======      =======

                                                               AMOUNTS                    TOTAL
                                                      ---------------------------    -------------
                                                      ACCUMULATED     TREASURY
                                                        DEFICIT        STOCK
                                                        -------        -----
BALANCE, JANUARY 1, 1996                                $     (13)      $    --       $       88
  Issuance of common stock                                                                 1,368
  Issuance of common stock upon
    exercise of stock options                                  --            --               22
  Net loss                                                 (2,171)           --           (2,171)
                                                       -----------      --------     -----------
BALANCE, DECEMBER 31, 1996                                 (2,184)            --            (693)

  Purchase of shares for treasury                              --            (49)            (49)
  Dividends declared on Series A                             (151)            --            (151)
    Preferred Stock
  Net loss                                                (14,502)            --         (14,502)
                                                       -----------      --------      ----------
BALANCE, DECEMBER 31, 1997                                (16,837)           (49)        (15,395)

  Transfer to additional paid-in capital related
    to change in par value                                                                    --


                                                               AMOUNTS                    TOTAL
                                                      ---------------------------    -------------
                                                      ACCUMULATED     TREASURY
                                                        DEFICIT        STOCK
                                                        -------        -----
  Issuance of common stock                                     --            --                1
  Issuance of in-the-money options                             --            --               93
  Issuance of common stock for
    acquisition of IXA                                         --            --              583
  Issuance of common stock upon
    exercise of stock options                                  --            --               10
  Dividends declared on Series C
    Preferred Stock                                        (1,821)           --           (1,821)
  Amortization of deferred financing costs and
    discount on Series C Preferred Stock                     (570)           --             (570)
  Purchase of shares for treasury                              --            (15)            (15)
  Issuance of Series C warrants (Note 3)                                                   3,700
  Net loss                                                (21,743)            --         (21,743)
                                                       -----------      --------      ----------


BALANCE, DECEMBER 31, 1998                              $ (40,971)      $    (64)     $  (35,157)
                                                       ===========      ========      ==========

See notes to consolidated financial statements.

SAVVIS HOLDINGS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
(IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                                   1998              1997             1996
                                                                                   ----              ----             ----

 OPERATING ACTIVITIES:

 Net loss                                                                     $(21,743)         $(14,502)           $(2,171)
  Reconciliation of net loss to net cash used in
    operating activities:
      Depreciation and amortization                                               2,208               631               153
      Gain on early extinguishment of lease obligations
                                                                                    (18)               --                --
      Compensation expense relating to the issuance
        of options
                                                                                     93                --                --
      Net changes in operating assets and liabilities net of effect of acquisition:
          Accounts receivable                                                    (1,885)             (527)
                                                                                                                        (96)
          Other current assets
                                                                                     63                 4               (33)
          Other assets                                                             (141)              (53)               --

          Prepaid expenses                                                          183              (250)
                                                                                                                        (53)
          Accounts payable                                                                          3,316               676
                                                                                     61
          Deferred revenue                                                         (288)              294
                                                                                                                         65
          Other accrued liabilities                                                                   585               166
                                                                                    907
                Net cash used in operating activities                           (20,560)          (10,502)           (1,293)


INVESTING ACTIVITIES:
  Capital expenditures - net                                                     (1,688)             (697)             (884)
  Acquisition of IXA                                                               (750)               --                --
               Net cash used in investing activities                             (2,438)             (697)             (884)
                                                                                 ------              ----              ----


FINANCING ACTIVITIES:
  Purchase of treasury stock                                                        (15)              (49)               --
  Proceeds from common stock issuance                                                 1                --             1,369
  Exercise of stock options                                                          10                --                22
  Proceeds from Series A preferred stock issuance                                    --               250               500
  Proceeds from Series C preferred stock issuance                                22,500                --                --
  Proceeds from issuance of Series C warrants                                     3,700                --                --
  Payment of Series C deferred financing costs                                   (1,747)               --                --
  Principal payments under capital lease obligations                               (793)             (218)              (20)
  Proceeds from issuance of senior convertible notes                                 --             5,400                --
  Proceeds from issuance of senior convertible
    bridge notes                                                                  1,800             3,053                --
  Principal payments on borrowings from senior
    convertible bridge notes                                                     (1,053)               --                --
  Proceeds from borrowings from notes payable                                        --             3,725               950
  Principal payments on borrowings from bank notes
    payable                                                                        (282)             (137)              (81)
               Net cash provided by financing activities                         24,121            12,024             2,740

                                                                     (Continued)

SAVVIS HOLDINGS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
(IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                                    1998              1997             1996
                                                                                    ----              ----             ----
NET INCREASE IN CASH AND CASH EQUIVALENTS                                       $  1,123          $    825         $   563

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                       1,398               573              10
                                                                                --------          --------         -------
CASH AND CASH EQUIVALENTS, END OF YEAR                                          $  2,521          $  1,398         $   573
                                                                                ========          ========         =======

SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION:
  Non-cash investing and financing activities:
    Debt incurred under capital lease obligations                               $  2,835          $    718         $   277
    Forgiveness of capital lease obligations in
      exchange for property                                                          279                --              --
    Preferred stock dividends                                                      1,821               151              --
    Amortization of financing costs                                                  234                --              --
    Accretion of preferred stock discount                                            336                --              --
    Senior convertible notes exchanged for preferred
      stock                                                                        9,200                --              --
    Issuance of common stock in acquisition of IXA                                   583                --              --
    Cash paid for interest                                                           262               227              24

See notes to consolidated financial statements.                     (Concluded)

SAVVIS HOLDINGS CORPORATION


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------

1.    NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

               BUSINESS -Savvis Holdings Corporation ("Holdings"), together with its wholly owned subsidiary, Savvis Communications Corporation ("SCC"), and its predecessor company, Savvis Communications Enterprises L.L.C. ("LLC"), are referred to herein as the "Company". The Company provides high-speed Internet access and high-end private Intranet services to corporations throughout the United States. The Company also offers colocation services, network operations, and related engineering services.

               The Company's operations are subject to certain risks and uncertainties, including, among others, actual and prospective competition by entities with greater financial and other resources, risks associated with the development of the Internet market, risks associated with growth and domestic expansion, risks associated with limited experience in the market, technology and regulatory risks, and dependence upon sole and limited source suppliers.

               PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of Holdings, SCC and LLC. On March 4, 1998 the Company entered into a transaction, which is discussed below, that modified the corporate structure so that Holdings became the holding company of SCC.

               On July 31, 1997, SCC formed the LLC as a prerequisite to obtaining $5,400 in financing through the issuance of senior convertible promissory notes. The LLC functioned as SCC's primary operating entity, owning all customer contracts entered into in connection with the business, from July 30, 1997 until it was merged back into the Company on April 30, 1998.

               Ownership of the LLC was split between Class B shares, of which SCC owned all 8,750,000 shares, and Class A shares, of which the LLC's senior convertible promissory noteholders owned all 5,400,000 shares. Both classes of stock had equal voting rights and liquidation preferences. The distinction between the two was that the Class A shares had priority to the allocation of profits and losses of the LLC up to $5,400.

               No portion of the 1997 net loss of the LLC was assigned to the Class A minority interest in the LLC, and as such, these financial statements reflect all of the LLC's 1997 net loss. This treatment was deemed appropriate, as the minority shareholders interest in the LLC, along with the $5,400 in senior convertible promissory notes, was converted into Series B convertible preferred stock of Holdings on March 4, 1998. The LLC was subsequently merged into SCC on April 30, 1998 and SCC's Class B shares in the LLC and the senior noteholders' Class A interest in the LLC were terminated. See Note 3 for further discussion of the corporate reorganization.

               All intercompany balances and transactions have been eliminated in consolidation.

               CASH AND CASH EQUIVALENTS - All highly liquid investments with a maturity of three months or less are considered to be cash equivalents.

               PROPERTY AND EQUIPMENT - Property and equipment are recorded at cost and depreciated using the straight-line method over estimated useful lives of three to five years. Leasehold improvements are amortized over the term of the related lease.

               OTHER ASSETS - Other assets consist primarily of deposits for network services.

               EQUIPMENT UNDER CAPITAL LEASES - The Company leases certain of its data communications equipment and other fixed assets under capital lease agreements. The assets and liabilities under capital leases are recorded at the lesser of the present value of aggregate future minimum lease payments, including estimated bargain purchase options, or the fair value of the assets under lease. Assets under these capital leases are amortized over the terms of the leases, which are generally three years.

               GOODWILL AND INTANGIBLE ASSETS - Goodwill is being amortized over ten years and intangible assets over one to two years, all using the straight-line method. The goodwill life was determined at the acquisition date based on market and industry factors.

               LONG-LIVED ASSETS - The Company periodically evaluates the net realizable value of long-lived assets, including intangible assets, goodwill and property and equipment, relying on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. An impairment in the carrying value of an asset is recognized when the expected future operating cash flows to be derived from the asset are less than its carrying value. In addition, the Company's evaluation considers nonfinancial data such as market trends, product and development cycles, and changes in management's market emphasis. There has been no impairment recognized during the years ended 1998, 1997 and 1996.

               FAIR  VALUE  OF  FINANCIAL   INSTRUMENTS  -  The  fair  value  of
      borrowings are estimated by discounting the future cash flows using borrowing rates for similar arrangements with similar maturities.

               REVERSE STOCK SPLIT - On September 4, 1997, the Board of Directors of the Company declared a 1-for-20 reverse stock split on the Company's shares of common and Series A preferred stock. The par value of shares of common and Series A preferred stock remained $0.01 per share until the formation of Savvis Holdings in March of 1998, at which time the par value changed to $0.001 per share. All references in the financial statements referring to shares, per share amounts, options, and warrants have been adjusted retroactively for the reverse stock split.

               REVENUE RECOGNITION - Service revenues consist primarily of monthly Internet access service fees, which are fixed monthly amounts. Services were billed one month in advance in both 1997 and 1996. Services were billed in the current month beginning in March of 1998. Payments received in advance of providing services are deferred until the period such services are provided. Equipment sales and installation charges are recognized when equipment is delivered and installation is completed.

               ADVERTISING COSTS - Advertising costs are expensed as incurred.

               INCOME TAXES - SCC was originally incorporated as an S Corporation under the provisions of the Internal Revenue Code. Under S Corporation provisions, SCC generally did not pay any federal or state corporate income tax on its taxable income. Instead, SCC's taxable loss was reported by the stockholders on their individual income tax returns. Effective November 12, 1996, SCC changed its tax status from an S Corporation to a C Corporation. Accordingly, income taxes for the Company for fiscal 1998 and 1997 are accounted for under the liability method, which provides for the establishment of deferred tax assets and liabilities for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for income tax purposes.

               EMPLOYEE STOCK OPTIONS - The Company accounts for employee stock options in accordance with Accounting Principles Board (APB) Opinion No.
      25, Accounting for Stock Issued to Employees. Under APB No. 25, the Company recognizes compensation cost based on the intrinsic value of the equity instrument awarded as determined at grant date. The Company is also subject to disclosure requirements under Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation which requires pro forma information as if the fair value method prescribed by SFAS No. 123 had been applied (see Note 9).

               NEW ACCOUNTING STANDARDS - In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 131, Disclosures about Segments of an Enterprise and Related Information, which establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued. SFAS No. 131 is effective for years beginning after December 15, 1997. The statement has not had an impact on the Company's financial statement disclosures as its financial statements reflect how the "chief operating decision maker" manages the business, i.e., as a single segment.

               In June 1997, FASB issued SFAS No. 130, Reporting Comprehensive Income, which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. SFAS No. 130 is effective for years beginning after December 15, 1997. The statement has not had an impact on the Company's financial statements as the Company has no other comprehensive income to report.

               In February 1997, FASB issued SFAS No. 128, Earnings Per Share, which replaced primary and fully diluted earnings per share with basic and diluted earnings per share. SFAS No. 128 is effective for years ending after December 31, 1997. All loss per share amounts for all periods have been presented to conform to SFAS No. 128. All stock options and warrants outstanding have been excluded from the computation of diluted loss per share, as their effect would be antidilutive, and accordingly, there is no reconciliation between basic and diluted loss per share for each of the years presented.

               In April 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, Reporting on the Costs of Start-Up Activities. This standard requires companies to expense the costs of start-up activities and organization costs as incurred. In general, SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The adoption of SOP 98-5 is not expected to have a material impact on the Company's results of operations.

               In June 1998, FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 was amended by SFAS No. 137, which delays the effective date of SFAS No. 133 to fiscal years and quarters beginning after June 15, 2000. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company is assessing the requirements of SFAS No. 133 and the effects, if any, on the Company's financial position, results of operations and cash flows.

               CONCENTRATIONS OF CREDIT RISK - Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. This risk is limited due to the large number of customers comprising the Company's customer base. The

      Company periodically reviews the credit quality of its customers and generally does not require collateral.

               USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

               RECLASSIFICATIONS - Certain 1997 and 1996 information has been reclassified to conform to the 1998 presentation.

2.       SUBSEQUENT EVENTS

               PURCHASE BY BRIDGE INFORMATION SYSTEMS, INC. - On April 7, 1999, the Company was purchased by Bridge Information Systems, Inc. ("Bridge"). Pursuant to the terms of the transaction, Bridge issued 3,250,000 shares of Bridge common stock in exchange for all outstanding equity interests of the Company. To effect the transaction, the Series A, B and C Preferred Shareholders received their respective liquidation preferences (see Note
      4) in the form of Bridge common stock. The Company's Series C warrant holders also exercised their warrants and participated with the other common shareholders and employee option holders in exchanging their common shares for remaining Bridge common shares. Series A warrant holders and those holding common warrants with a strike price per warrant of $4.13 exchanged their warrants for warrants to purchase Bridge common stock. Company stock options outstanding at the date of the transaction were converted into options to purchase Bridge common stock. Subsequent to the purchase, Bridge has the intent to support and fund operations of Savvis throughout fiscal year 1999.

               STOCK SPLIT - On July 22, 1999, the Board of Directors of the Company declared a 72,000-for-1 stock split on the Company's shares of common stock. As a result, the Company had 125 million shares authorized, 72 million shares issued and outstanding with a $.01 par value for each share of common stock. Due to the acquisition by Bridge, the stock split has not been reflected in the financial statements.

                STOCK OPTION ACTIVITY - Also on July 22, 1999, the Company's Board of Directors adopted a new stock option plan and authorized 8 million stock options to be granted under the plan. Between July and October 1999, the Company granted options to purchase 3,674,000 shares of the its common stock to certain employees of Bridge Information Systems, Inc. In that same period, the Company granted options to purchase up to 2,575,250 shares of its common stock to certain employees. All of these options were granted pursuant to the 1999 Stock Option Plan. On that same date, the Company offered its employees an election to convert options to purchase 236,882 shares of common stock of Bridge into options to purchase 236,882 shares of common stock of Savvis.

               PRIVATE PLACEMENT (UNAUDITED) - On September 10, 1999, Bridge, 100% parent of Savvis, sold in a private placement 18,129,721 shares of Savvis common stock to Bridge shareholders.

3.       CORPORATE REORGANIZATION AND FINANCING TRANSACTIONS

               The Company was originally organized in November 1995 and operated as SCC. Subsequently, the Company entered into the following transactions:

               In 1996, SCC issued 46,996 shares of Series A convertible preferred stock at a price of $10.64 per share. In conjunction with the issuance, 175,047 warrants to purchase Series A preferred stock were issued. The warrants had an exercise period of five years from the date of issue at an exercise price of $10.64, which approximated the market value of the stock at the date of issuance.

               Between February 7 and July 31, 1997, SCC entered into the following transactions:

      o           Issuance of convertible  notes to investors  totaling  $3,700.
                  These notes, along with a $500 convertible note issued in 1996 plus accrued interest, were converted into 409,736 shares of Series A convertible preferred stock at a price of $10.64 per share on July 31, 1997. The 175,047 warrants to purchase Series A preferred stock were canceled upon conversion of the notes on July 31, 1997.


               On July 31, 1997, SCC formed the LLC,  which  functioned as SCC's
      primary   operating   entity,   as  a   prerequisite   for  the  following
      transactions:

      o Issuance of senior convertible notes (senior notes) for $5,400. In return for lending the LLC $5,400, the senior noteholders received 5.4 million Class A shares of the LLC for an aggregate nominal fee of $1,000. The senior notes were unsecured, accrued interest at a rate of 8% per annum, and had a term of five years.

               Between October 31 and December 31, 1997, LLC entered into the following transactions:

      o Issuance of $3,100 in senior convertible bridge notes ("senior bridge notes").
      o Issuance of 349,228 five-year detachable warrants in conjunction with the issuance of the senior bridge notes. (See discussion below regarding subsequent exchange)
      o Issuance of 23,496 shares of Series A convertible preferred stock at a price of $10.64 per share.

               During 1998 an additional $1,800 of LLC senior bridge notes were issued.

               On March 3, 1998, the Company's owners formed Holdings. At this time, Holdings entered into the following transactions:

      o Issuance of 502,410 shares of Series A Preferred Stock in Holdings in exchange for all outstanding Series A Preferred Stock of SCC (480,228 shares) plus accrued dividends.
      o Issuance of 15,000 warrants to purchase Series A Preferred Stock of Holdings at $10.64 per share in exchange for an equal amount of Series A Preferred Stock Warrants of SCC with the same strike price. The exercise period for these warrants expires on May 29, 2002.
      o Conversion of $5,400 in senior notes and accrued interest of $249 to 5,649,241 Class B shares of the LLC. These Class B shares were then immediately exchanged for an equal number of shares of Series B Preferred Stock in Holdings. In conjunction with the transaction, the 5.4 million Class A shares of the LLC were cancelled.
      o Issuance of 1,606,682 shares of $.001 par common stock of Holdings in exchange for all of the $.01 par common stock of SCC.

      o Issuance of 22,000,000 shares of Class C Preferred Stock and 7,578,506 detachable Series C common stock warrants of Holdings for $18,200 in cash and exchange of $3,800 of LLC senior bridge notes. The remaining senior bridge notes were repaid from the proceeds of the financing.
      o Issuance of 349,228 warrants to purchase common stock at a strike price of $4.13 were exchanged for an equal amount of warrants to purchase common stock of SCC with the same strike price. The warrants expire on the earlier of ten years from the date of issuance or five years from the date of an initial public offering.


               On July 1, 1998, Holdings issued an additional 8,000,000 shares of Series C Preferred Stock and 2,755,821 detachable common stock warrants for $8,000 in cash.

               The Company, based on an independent valuation, assigned $3,700 to the value of the detachable Series C common stock warrants issued in the March 1998 and July 1998 transactions. The $3,700 was recorded as a discount on the preferred stock and an increase in additional paid in capital. Financing costs of $1,800 were recorded as a discount against the preferred stock. This resulted in $24,600 of value assigned to the Series C Preferred Stock, with the difference between such value and the $30,000 redemption value being amortized through the mandatory redemption date. Amortization is being charged to accumulated deficit.

4.        REDEEMABLE PREFERRED STOCK AND STOCK WARRANTS


               HOLDINGS SERIES A PREFERRED STOCK - The Series A Preferred ranks junior to the Series C Preferred and the Series B Preferred, but senior to all other classes of stock as to liquidation, dividends, redemptions, and any other payment or distribution with respect to capital stock. The Series A Preferred shall be redeemed on December 31, 2003, after (i) all shares of Series C Preferred have been redeemed by payment in full of the aggregate Series C liquidation preference and (ii) all shares of Series B Preferred have been redeemed by payment in full of the aggregate Series B redemption price. The mandatory redemption price for each share of the Series A Preferred shall be equal to the greater of the Series A liquidation preference or the fair market value per share of the Series A Preferred, as determined in accordance with the Certificate of
      Incorporation. Holders of the Series A Preferred shall be entitled to convert each share of Series A Preferred into 3.5946 shares of common stock. The Series A conversion ratio is subject to adjustment in connection with certain issuances of capital stock of the holders and as otherwise set forth in the Certificate of Incorporation. Each holder of Series A Preferred shall be required to convert all of its shares of Series A Preferred, at the then-effective Series A conversion ratio, upon
      (i) the vote of 66 2/3 percent of the then-outstanding shares of Series A Preferred or (ii) upon the demand of the Company in connection with the public offering and sale of shares of capital stock of the Company resulting in gross proceeds of at least $10,000. Holders of Series A
      Preferred shall be entitled to vote on all matters on which the common stockholders may vote. Each share of Series A Preferred shall be entitled to 3.5946 votes. The Series A Preferred holders are not entitled to dividends.

               HOLDINGS SERIES B PREFERRED STOCK - The Series B Preferred ranks junior to the Series C Preferred, but senior to all other classes of the Company's stock as to liquidation, dividends, redemptions, and any other payment or distribution with respect to capital stock. The Series B Preferred shall be redeemed on December 31, 2003 after all shares of Series C Preferred have been redeemed by payment in full of the aggregate Series C liquidation preference. The mandatory redemption price for each share of the Series B Preferred shall be equal to the greater of the Series B liquidation preference or the then-applicable fair market value per share of the Series B Preferred, as determined in accordance with the Certificate of Incorporation. At any time, holders of the Series B Preferred shall be entitled to convert each share of Series B Preferred into 0.337838 share of common stock. The Series B conversion ratio is subject to adjustment in connection with certain issuances of capital stock of the Company and as otherwise set forth in the Certificate of Incorporation. Each holder of Series B Preferred shall be required to convert all of its shares of Series B Preferred, at the then-effective Series B conversion ratio, upon (i) the vote of 66 2/3 percent of the then-outstanding shares of Series B Preferred and the Series A Preferred (voting together as a class) or (ii) upon the demand of the Company in connection with the public offering and sale of shares of capital stock of the Company resulting in gross proceeds of at least $10,000. Holders of Series B Preferred shall be entitled to vote on all matters on which the common stockholders may vote. Each share of Series B Preferred shall be entitled to approximately 0.33784 vote. The Series B Preferred holders are not entitled to dividends.

               HOLDINGS SERIES C PREFERRED STOCK - The Series C Preferred ranks senior to all other classes of stock of the Company as to liquidation, dividends, redemptions, and any other payments and has a liquidation preference equal to the Series C price per share of $1 plus accrued and unpaid dividends ("liquidation preference"). Dividends accrue quarterly at 8 percent and may be paid in cash, and to the extent not paid in cash, such dividends will be added to the liquidation preference of the Series C Preferred for the first five years at the option of the Company; thereafter dividends are payable in cash. The Series C Preferred shall be redeemed on December 31, 2003 at a mandatory price equal to the liquidation preference. The Company is required, upon the demand of holders of at least 25 percent of the outstanding Series C Preferred, to redeem all of the Series C Preferred upon a change of control, failure to make any required dividend payments, and certain other conditions as defined in the agreement. The Company has the option to redeem the Series C Preferred in whole or in part upon ten business days' notice for an amount equal to the liquidation preference. Holders of Series C Preferred shall be entitled to vote on all matters on which the common stockholders may vote and are entitled to 0.34448 vote per share. In addition, the Certificate of Incorporation provides that for so long as at least 1 million shares of Series C Preferred are outstanding, the holders of 66 2/3 percent of the Series C Preferred shall be entitled to elect four of the Company's seven directors.

               SCC SERIES A PREFERRED STOCK - SCC Series A Preferred, which was exchanged on March 4, 1998 for Holdings Series A Preferred plus accrued dividends, ranked senior to all other then outstanding classes of stock as to liquidation, dividends, redemptions, and any other payment or distribution with respect to capital stock. The Series A Preferred was redeemable beginning February 2002 and continuing through 2004 at the mandatory redemption price. The mandatory redemption price for each share of the Series A Preferred was equal to the greater of the Series A original issuance price or the fair market value per share of the Series A Preferred, as determined in accordance with the Certificate of Incorporation, plus accrued and unpaid dividends. Effective August 1, 1997, the terms of the Series A Preferred were amended to entitle the holders to a dividend rate of 8 percent per annum on the Original Series A Issuance Price. Holders of the Series A Preferred were entitled to convert each share of Series A Preferred into such number of fully paid and nonassessable shares of common stock as determined by dividing the Original Series A Issuance Price ($10.64) by the conversion price of such series (Series A Conversion Price) in effect at the time of conversion. The initial Series A Conversion Price per share was the Original Series A Issuance Price, subject to certain adjustment provisions of the Agreement. Each holder of Series A Preferred was required to convert all of its shares of Series A Preferred, at the then-effective Series A conversion ratio, upon (i) written consent of 70 percent of the then-outstanding shares of Series A Preferred or (ii) upon the demand of the Company in connection with the public offering and sale of shares of capital stock of the Company resulting in gross proceeds of at least $10,000. Holders of Series A Preferred were entitled to vote on all matters on which the common stockholders could vote. Each share of Series A Preferred was entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series A Preferred were convertible.

               See Note 2 for discussion of the redemption of all of the Holdings Preferred Stock subsequent to December 31, 1998.

               COMMON STOCK WARRANTS - SCC issued 349,228 warrants to purchase common stock at a strike price of $4.13 per warrant in October 1997 in conjunction with the issuance of the senior bridge notes. These warrants were subsequently exchanged for an equal amount of warrants to purchase common stock of Holdings with the same strike price and remained outstanding as of December 31, 1998. The warrants expire on the earlier of 10 years from the date of issuance or five years from the date of an initial public offering. Management believes the value of the warrants is insignificant.

               SERIES C WARRANTS - In connection with the issuance of Series C Preferred Stock in March and July of 1998, the Company issued 10,334,327 of detachable warrants to purchase common stock of the Company for $.01 per share. The warrants were assigned a value of $3,700. The warrants are exercisable at any time except that no more than 75 percent of the warrants are exercisable prior to March 3, 2000. The warrants expire 10 years from date of issuance. The warrants provide, subject to certain clawback provisions in the event of a qualified public offering, the Series C Preferred holders with 44.88 percent of the common stock of the Company on a fully diluted basis. All Series C warrants were outstanding as of December 31, 1998.

               SERIES A WARRANTS - SCC issued 15,000 warrants to purchase Series
      A Preferred shares of the Company for $10.64 per share to certain investors and consultants for the performance of services on May 28, 1997. These warrants vested immediately. Compensation expense recorded with respect to these warrants was $160 in 1997. These warrants were subsequently exchanged for an identical number of warrants to purchase Series A Preferred shares of Holdings on March 4, 1998 and remained outstanding as of December 31, 1998.

5.       BUSINESS COMBINATION

               On March 4, 1998, the Company acquired all of the outstanding shares of Interconnected Associates, Inc. ("IXA") for $750 in cash and 728,575 shares of the Company's common stock. IXA, which commenced operations in 1994, was a regional Internet service provider serving approximately 200 customers from facilities in Seattle and Portland. The acquisition was accounted for using the purchase method of accounting.

               A summary of the cash and non-cash components of the acquisition is as follows:

               Fair value of intangible assets acquired, including goodwill                                $1,620
               Fair value of property acquired                                                                369
               Net liabilities assumed                                                                       (656)
                                                                                                         --------

                          Total purchase price                                                              1,333

               Fair value of common stock issued                                                             (583)
                                                                                                         --------

                          Total cash paid                                                                $    750
                                                                                                         ========

               The  following  summarized  pro  forma  (unaudited)   information
      assumes that the acquisition consummated in 1998 had occurred at the beginning of each period:

                                                                             1998              1997
                                                                             ----              ----
                         Revenues                                       $  13,903        $   4,474

                         Net loss                                        (22,020)         (14,494)

               In management's opinion, the pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisition been consummated as of that time or of future operations of the combined companies under the ownership and operation of the Company.

6.       PROPERTY AND EQUIPMENT

               Property and equipment consisted of the following at December 31:

                                                                                            1998              1997
                                                                                            ----              ----
                Computer equipment                                                       $   837           $   259
                Communications equipment                                                   1,771             1,000
                Purchased software                                                           182               104
                Furniture and fixtures                                                       383                58
                Leasehold improvements                                                       217                88
                Equipment under capital lease obligations                                  3,553               995
                                                                                       ---------           -------

                                                                                           6,943             2,504
                Less accumulated depreciation and amortization                            (2,190)             (598)
                                                                                       ---------          --------

                                                                                         $ 4,753            $1,906
                                                                                       =========          ========

               Effective January 1, 1998, the Company decreased the estimated remaining useful lives of its computer equipment, communications equipment and software from five years to three years to more closely reflect the actual service lives of such equipment. The effect of the change was to increase depreciation expense and net loss by approximately $486 for the year ended December 31, 1998.

               Accumulated amortization for equipment under capital leases for 1998 and 1997 was $831 and $209, respectively. Amortization expense for 1998, 1997 and 1996 was $814, $186 and $23, respectively.

7.       NOTES PAYABLE AND CAPITAL LEASE OBLIGATIONS

               Notes payable and convertible notes payable consisted of the following at December 31:

                                                                                                 1998          1997
                                                                                                 ----          ----
           Senior convertible notes, interest at 8%, converted to Series
             B preferred stock of Holdings on March 4, 1998                                      $ --        $5,400

           Senior convertible bridge notes, interest at 8%, converted
             to Series C preferred stock of Holdings on March 4, 1998                              --         3,053

           Note payable to bank, interest at 9.375%, monthly principal
            and interest payments of $6, matured February 14, 1999                                 13            85

           Note payable to bank, interest at 9.25%, monthly principal
             and interest payments of $8, matured August 1, 1999                                                148
                                                                                             --------      --------

                                                                                                   13         8,686

           Less current portion                                                                   (13)         (220)
                                                                                             --------      --------
           Long-term portion                                                             $         --       $ 8,466
                                                                                             ========      ========

               The carrying value of the notes approximates fair value at December 31, 1998 and 1997. The senior notes and senior bridge notes were unsecured, accrued interest at a rate of 8% per annum, and had a term of five years. See Note 3 for discussion of the conversion of senior convertible and senior bridge notes. The notes payable to the bank are secured by property and equipment purchased with the proceeds and a general lien on the assets of the Company. The note bearing the 9.25% rate was paid off during 1998.

               The Company leases various equipment under capital leases.

               Future minimum lease payments under capital leases are as follows:

                1999                                                                                     $  1,343
                2000                                                                                        1,187
                2001                                                                                          614
                                                                                                          -------

                           Total capital lease obligations                                                  3,144
                Less amount representing interest                                                            (398)
                Less current portion                                                                       (1,097)
                                                                                                          -------

                           Long-term capital lease obligations                                           $  1,649
                                                                                                          =======

8.       EMPLOYEE STOCK OPTIONS

               Prior to 1997, the Company granted non-qualified stock options to its employees as directed by the Company's Board of Directors. In January 1997, the Company established the 1997 stock option plan, under which it is authorized to grant up to 500,000 of either incentive stock options or non-qualified stock options to it employees. Options under this plan become exercisable over a three-year vesting period from the date of grant and expire ten years after the date of grant. The Company issued 204,658 options under this plan during 1997.

               Additionally, on July 8, 1997, the Company granted an employee 20,000 options to purchase the Company's common stock at $2.96 per share. These options vested immediately and have a ten-year life.

               Effective October 15, 1997, the Company's Board of Directors amended and restated the 1997 stock option plan and authorized an additional 381,431 options to be granted under the plan. As part of this amendment, the Board of Directors authorized the existing option holders to exchange their options for incentive stock options priced at $.40 per share, with a vesting period of four years from the employee's start date. The incentive options vest 6/48 six months from the employee's start date and then 1/48 monthly thereafter. Accordingly, options with respect to 233,547 shares of the Company's common stock were cancelled, and new options with respect to the same number of shares were granted with an exercise price of $.40 per share, the existing estimated fair market value of the Company's common stock at the time. An additional 541,308 options were also granted during 1997 under the same terms as the incentive options. Two option holders, representing 6,032 options, elected not to exchange, and accordingly, these options remained outstanding under their original terms at the end of 1997. Of these options, 5,432 were forfeited during 1998.

               In 1998, the Company's Board of Directors established the 1998 stock option plan, under which it authorized to grant 2,812,834 and granted 2,326,371 options. These options vest on varying bases over four years beginning at the later date of six months after the employee's start date or the grant date, and expire 10 years from the grant date.

               The Company has elected to follow APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock option plans. Under the provisions of APB 25, compensation expense is recognized to the extent the value of the Company's stock exceeds the exercise price of options at the date of grant. During 1998, the Company recognized $93 of compensation expense for option grants in 1998 with strike prices that were below the value of the Company's stock.

               Pro forma information regarding net income is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value of these options was estimated at the date of grant using the minimum value method. Under this method, the expected volatility of the Company's common stock is not estimated, as there is no market for the Company's common stock in which to monitor stock price volatility. The calculation of the fair value of the options granted in 1998, 1997 and 1996 assumes a risk-free interest rate of 5.0 percent, 6.2 percent and 6.7 percent, respectively, an assumed dividend yield of zero, and an expected life of the options of three years. The weighted average fair value of options granted was $.17, $.07 and $.03 per share in 1998, 1997 and 1996, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods.

               Had compensation cost for the Company's stock option plan been determined consistent with the provisions of SFAS No. 123 based on the fair value at the grant date, the Company's pro forma net loss would have been increased to the pro forma amounts indicated below:

                                                                        1998              1997             1996
                                                                        ----              ----             ----
                Net loss:
                  As reported                                       $(21,743)         $(14,502)         $(2,171)
                  Pro forma                                         $(21,773)         $(14,516)         $(2,171)

                Basic and diluted net loss per share:
                  As reported                                        $(16.28)          $(15.69)          $(2.42)
                  Pro forma                                          $(14.69)          $(15.71)          $(2.42)

               The following tables summarizes stock option activity for the three years ended December 31, 1998:

                                                                           NUMBER OF                           WEIGHTED
                                                                             SHARES             PRICE          AVERAGE
                                                                           OF COMMON             PER           EXERCISE
                                                                         STOCK OPTIONS          SHARE           PRICE
                                                                         -------------          -----          --------
         Balance, December 31, 1995                                                 --     $                 $       --
           Granted                                                              41,129            .20              0.20
                                                                            ----------
         Balance, December 31, 1996                                             41,129            .20              0.20
           Granted                                                             999,513    .40 -  2.96              0.67
           Forfeited                                                            (6,208)          1.20              1.20
           Cancelled                                                          (233,547)   .20 -  1.60              1.29
                                                                            ----------
         Balance, December 31, 1997                                            800,887    .20 -  2.96              0.46
           Granted                                                           2,326,371    .30 -   .80              0.73
           Exercised                                                           (24,232)           .40              0.40
           Forfeited                                                          (187,700)   .20 -   .80              0.38
                                                                            ----------

         Balance, December 31, 1998                                          2,915,326   $.30 - $2.96         $    0.67
                                                                            ==========
         Options exercisable at December 31, 1996                                   --                        $      --
                                                                            ==========

         Options exercisable at December 31, 1997                              184,008   $.20 - $2.96         $    0.68
                                                                            ==========
         Options exercisable at December 31, 1998                              709,881   $.30 - $2.96         $    0.50
                                                                            ==========

               The following table summarizes information about the options outstanding and exercisable at December 31, 1998:

                          OPTIONS OUTSTANDING                                OPTIONS EXERCISABLE
                 -----------------------------------------                ---------------------------
                                   WEIGHTED     WEIGHTED                                  WEIGHTED
                                    AVERAGE      AVERAGE                                   AVERAGE
                                   REMAINING    EXERCISE                                  EXERCISE
                     SHARES          LIFE         PRICE                       SHARES        PRICE
                     ------          ----         -----                       ------        -----
                     342,696          9.93          0.30                     310,437           0.30
                     657,855          8.81          0.40                     261,301           0.40
                   1,894,175          9.59          0.80                     117,889           0.80
                         600          8.08          1.60                         254           1.60
                      20,000          8.50          2.96                      20,000           2.96
                   ---------                                                --------
                   2,915,326          9.51         $0.67                     709,881          $0.50
                   =========                                                ========

9.       EMPLOYEE SAVINGS PROGRAM

               The Company sponsors an employee savings plan that qualifies as a defined contribution arrangement under Section 401(k) of the Internal Revenue Code. Participating employees may contribute a percentage of their base salary, subject to certain limitations. The plan was put into place during 1998 and the Company made no contributions to the plan during 1998.

10.      INCOME TAXES

               No provision for income taxes was provided for the years ended December 31, 1998, 1997, and 1996 as the potential deferred tax benefit of $6,853, $3,044, and $208, respectively, resulting primarily from the net operating losses, was fully offset by a provision to provide a valuation allowance against such deferred tax benefit.

               The components of deferred income tax assets and liabilities are as follows at December 31:

                                                                                         1998              1997
                                                                                         ----              ----
                Deferred tax assets:
                  Net operating loss carryforwards                                    $ 10,215           $ 3,234
                  Other                                                                     87                44
                                                                                  ------------        ----------
                           Gross deferred tax assets                                    10,302             3,278

                Deferred tax liabilities:
                  Intangible assets                                                      (109)                --
                  Other                                                                   (88)               (26)
                                                                                 -------------       -----------
                           Net deferred tax assets                                      10,105             3,252
                Valuation allowances                                                   (10,105)           (3,252)
                                                                                 -------------       -----------

                                                                                 $          --      $         --
                                                                                 =============       ===========

               At December 31, 1998 and 1997, the Company recorded a valuation allowance of $10,105 and $3,252, respectively, against the net deferred tax asset due to the uncertainty of its ultimate realization. The valuation allowance increased by $6,853 from December 31, 1997 to December 31, 1998 and by $3,044 from December 31, 1996 to December 31, 1997.

               Section 382 of the Internal Revenue Code restricts the utilization of net operating losses and other carryover tax attributes upon the occurrence of an ownership change, as defined. Such an ownership change occurred during 1998 as a result of the corporate reorganization and financing transactions (see Note 3). Management believes such limitation will not restrict the Company's ability to utilize the net operating losses over the 20-year carryforward period.

               At December 31, 1998, the Company has approximately $30,000 in U.S. Federal net operating loss carryforwards expiring between 2011 and 2018.

               The effective income tax rate differed from the statutory federal income tax rate as follows for December 31:

                                                                                        1998       1997      1996
                                                                                        ----       ----      ----
                Pretax loss                                                              34%        34%       34%
                Federal income tax portion of changes in valuation allowance
                                                                                        (32)       (16)       (10)
                Minority interest in net operating loss                                  (1)       (18)
                S Corporation loss                                                                            (24)
                Other - net                                                              (1)        (0)        (0)
                                                                                      -----      -----     ------

                Effective income tax rate                                                 0%         0%        0%
                                                                                      =====      =====     ======

11.      COMMITMENTS AND CONTINGENCIES

               The Company leases communications equipment and office space under various operating leases. Future minimum lease payments at December 31, 1998 are as follows:

                                                     NETWORK           OTHER           OFFICE
                                                    EQUIPMENT        EQUIPMENT         SPACE             TOTAL
                                                    ---------        ---------         -----             -----
                1999                                  $   378            $158           $1,106            $1,642
                2000                                    1,115             126            1,086             2,327
                2001                                                      101              906             1,007
                2002                                                       38              918               956
                2003                                                       13              932               945
                Thereafter                                                                 901               901
                                                    ---------          ------         --------           -------

                           Total                      $ 1,493            $436           $5,849            $7,778
                                                    =========          ======         ========           =======

               Rental  expense  under  operating  leases  for  the  years  ended
      December  31,  1998,  1997  and  1996,  was  $1,905,   $1,924,  and  $110,
      respectively.

               EMPLOYMENT AGREEMENT - On December 4, 1998 the Company entered into an employment agreement with the Company's new President and Chief Executive Officer. In connection with his employment, the executive received an option to purchase the number of shares of the Company's common stock, which constituted 5% of the current fully diluted number of all shares of common stock. One-third of the options vested immediately with the balance to vest over 42 months. All unvested options vested immediately upon the purchase of the Company by Bridge. See Note 2 for discussion of the purchase.

               LITIGATION - The Company is subject to various legal proceedings and other actions arising out of the normal course of business. While the results of such proceedings and actions cannot be predicted, management believes, based on the advice of legal counsel, that the ultimate outcome of such proceedings and actions will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

12.      VALUATION AND QUALIFYING ACCOUNTS

      Activity in the Company's allowance for doubtful accounts was as follows:


                                                                  ADDITIONS
                                                BALANCE AT       CHARGED TO
                                               BEGINNING OF       COSTS AND                         BALANCE AT
                                                   YEAR           EXPENSES      DEDUCTIONS         END OF YEAR
                                               ------------       --------      ----------         -----------
               December 31, 1996               $        --    $         16     $        --         $        16
               December 31, 1997                        16             254            (142)                128
               December 31, 1998                       128             278            (257)                149

                                   * * * * * *

                                 ________ Shares





                        SAVVIS Communications Corporation





                                  Common Stock





                                 --------------

                                   PROSPECTUS

                                 --------------


                                       , 1999




                              Merrill Lynch & Co.
                           Morgan Stanley Dean Witter

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth all fees and expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee and the NASD filing fee.

         Amount
         ------
         SEC registration fee....................................................................    $ 20,850
         NASD filing fee.........................................................................       8,000
         Nasdaq National Market listing fee......................................................           *
         Blue sky fees and expenses..............................................................           *
         Accounting fees and expenses............................................................           *
         Legal fees and expenses.................................................................           *
         Printing and engraving expenses.........................................................           *
         Transfer agent fees and expenses........................................................           *
         Miscellaneous expenses..................................................................           *
                                                                                                    -------------
              Total..............................................................................   $       *
                                                                                                    ==============

---------------------------
 * To be filed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Under Section 145 of the Delaware General Corporation Law, a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses (including attorneys' fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The Delaware General Corporation Law provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the Delaware General Corporation Law does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

         The Registrant's certificate of incorporation contains provisions that provide that no director of the Registrant shall be liable for breach of fiduciary duty as a director, except for (1) any breach of the directors' duty of loyalty to the Registrant or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (3) liability under Section 174 of the Delaware General Corporation Law; or
(4) any transaction from which the director derived an improper personal benefit. The indemnification provided under the Registrant's certificate of incorporation includes the right to be paid expenses in advance of any proceeding for which indemnification may be had, provided that the director or officer undertakes to repay such amount if it is determined that the director or officer is not entitled to indemnification.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

         Since the Registrant's formation on March 3, 1998, it has issued and sold the securities described below in the following unregistered transactions:

          (1) On March 4, 1998, in connection with its formation, the Registrant issued 1,606,682 shares of its common stock in exchange for all of the outstanding common stock of SAVVIS Communications Corporation, a Missouri corporation ("SCC"), in connection with the reorganization of SCC and SAVVIS Communications Enterprises, L.L.C., a Missouri limited liability company (the "LLC").

          (2) Between March and July 1998, in a series of related transactions, the Registrant sold to First Union Capital Partners, Inc., BCI Growth IV, L.P. and R-H Capital Partners, L.P. a total of 18,226,228 shares of its Series C Redeemable Preferred Stock for $18,226,228; to J.P. Morgan Investment Corporation and Sixty Wall Street SBIC Fund, L.P. a total of 8,000,000 shares of its Series C Redeemable Preferred Stock for $8,000,000; and to the holders of convertible promissory notes of SCC and the LLC a total of 3,773,772 shares of its Series C Redeemable Preferred Stock in exchange for all the outstanding notes. The Registrant issued to these investors warrants to purchase up to a total of 10,334,327 shares of its common stock, at an exercise price of $.01 per share.

          (3) On March 4, 1998, the Registrant issued 502,410 shares of its Series A Convertible Preferred Stock in exchange for all of the outstanding shares of SCC's Series A Convertible Preferred Stock. In addition, the Registrant issued warrants to purchase up to 15,000 shares of its Series A Convertible Preferred Stock at an exercise price of $10.64 per share in exchange for warrants to purchase an equal amount of shares of SCC's Series A Convertible Preferred Stock, and warrants to purchase up to 349,228 shares of its common stock at an exercise price of $4.13 per share in exchange for warrants to purchase an equal amount of shares of SCC's common stock.

          (4) On March 4, 1998, the Registrant issued 5,649,241 shares of its Series B Convertible Preferred Stock in exchange for an equal amount of Class B shares of the LLC.

          (5) On March 4, 1998, the Registrant issued 728,575 shares of its common stock in exchange for the outstanding securities of Interconnected Associates, Inc.

          (6) Between May 1998 and March 1999, the Registrant issued options to purchase a total of 1,560,968 shares of its common stock to a total of 177 employees, at exercise prices ranging from $.40 to $1.10 per share. These options were granted under the Registrant's 1998 Stock Option Plan.

          (7) Between July and October 1999, the Registrant granted options to purchase 3,674,000 shares of the Registrant's common stock to 121 employees of Bridge Information Systems, Inc. at an exercise price of $.50 per share. In that same period, the Registrant granted options to purchase up to 2,575,250 shares of its common stock to 92 of its
                                      II-2
               employees at an exercise price of $.50 per share. All of these options were granted pursuant to the Registrant's 1999 Stock
               Option  Plan.  On that same  date,  the  Registrant  offered  its employees an election to convert options to purchase 236,882 shares of common stock of Bridge into options to purchase 236,882 shares of common stock of the Registrant at an exercise price of $.50 per share.

          (8) During 1998 and 1999, Registrant issued 92,565 shares of its common stock pursuant to the exercise of stock options by its employees for an aggregate purchase price of $36,100.

         The Registrant issued the securities described above in reliance on the exemptions from registration provided by Section 4(2) of the Securities Act, or Regulation D promulgated under Section 4(2) of the Securities Act, or, with respect to issuances to employees, or employees of Bridge, Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in these transactions represented their intentions to acquire these securities for investment only and not with a view to or for sale in connection with any distribution of the securities. In addition, appropriate legends were affixed to the instruments representing the securities issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.



ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Number        Exhibit Description
------        -------------------

1.1*       Form of Underwriting Agreement

3.1**      Amended and Restated Certificate of Incorporation of the Registrant

3.2**      Amended and Restated Bylaws of the Registrant

4.1*       Form of Common Stock Certificate

5.1*       Opinion of Hogan & Hartson L.L.P. as to the validity of the shares being offered

10.1**     1999 Stock Option Plan

10.2*      Form of Incentive Stock Option Agreement under the 1999 Stock Option Plan

10.3*      Form of Non-Qualified Stock Option Agreement under the 1999 Stock Option Plan

10.4*      Form of Non-Qualified Stock Option Agreement under the 1999 Stock Option Plan

10.5*      Form of Non-Qualified Stock Option Agreement under the 1999 Stock Option Plan

10.6*      Amended and Restated  Agreement  and Plan of Merger,  dated March 9, 1999,  among the  Registrant,  SAVVIS  Acquisition
           Corp. and Bridge Information Systems, Inc.


                                      II-3

10.7*      Employment Agreement, dated December 4, 1998, between the Registrant and Clyde A. Heintzelman

10.8*      Master Establishment and Transition Agreement between the Registrant and Bridge Information Systems, Inc.

10.9*      Administrative Services Agreement between SAVVIS Communications Corporation and Bridge Information Systems, Inc.

10.10*     Equipment Collocation Permit between the Registrant and Bridge Information Systems, Inc.

10.11*     Local Network Access Agreement between the Registrant and Bridge Information Systems, Inc.

10.12*     Network Services Agreement between SAVVIS Communications Corporation and Bridge Information Systems, Inc.

10.13*     Transfer Agreement between the Registrant and Bridge Information Systems, Inc.

10.14*     Promissory Note made by the Registrant and payable to the order of Bridge Information Systems, Inc.

11.1*      Statement regarding computation of net income per share

21.1**     Subsidiaries of the Registrant

23.1**     Consent of Deloitte & Touche LLP

23.2**     Consent of Ernst & Young LLP

23.3*      Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1)

24.1**     Power of attorney  (included  in the  signature  page to this  registration statement)

27.1**     Financial Data Schedule

-----------
* To be filed by amendment.
** Previously filed.

ITEM 17.  UNDERTAKINGS

         The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as may be required by the underwriters to permit prompt delivery to each purchaser.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on December 9, 1999.

                                            SAVVIS COMMUNICATIONS CORPORATION


                                            By: /s/  Robert McCormick
                                                -------------------------------
                                                Robert McCormick
                                                Acting President and Chief
                                                Executive Officer and Chairman
                                                of the Board




         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons, in the capacities indicated below, on the dates indicated.


             Signature                                  Title                                       Date
              ---------                                  -----                                       ----
/s/ Robert McCormick                       Acting President and Chief Executive             December  9, 1999
--------------------                       Officer and Chairman of the Board
Robert McCormick                           (principal executive officer)


/s/ David J. Frear*                        Executive Vice President, Chief                  December  9, 1999
------------------                         Financial Officer and Director
David J. Frear                             (principal financial officer and
                                           principal accounting officer)


/s/ Clyde A. Heintzelman*                  Director                                         December  9, 1999
-------------------------
Clyde A. Heintzelman


/s/ Thomas McInerney*                      Director                                         December  9, 1999
-------------------------
Thomas McInerney


/s/ Patrick Welsh*                         Director                                         December  9, 1999
-------------------------
Patrick Welsh


/s/ Thomas M. Wendel*                      Director                                         December  9, 1999
---------------------
Thomas M. Wendel




*By: /s/ Robert McCormick
    ---------------------
    Robert McCormick
    Attorney-in-Fact
    and Agent

                                  EXHIBIT INDEX

Number        Exhibit Description

1.1*       Form of Underwriting Agreement

3.1**      Amended and Restated Certificate of Incorporation of the Registrant

3.2**      Amended and Restated Bylaws of the Registrant

4.1*       Form of Common Stock Certificate

5.1*       Opinion of Hogan & Hartson L.L.P. as to the validity of the shares being offered

10.1**     1999 Stock Option Plan

10.2*      Form of Incentive Stock Option Agreement under the 1999 Stock Option Plan

10.3*      Form of Non-Qualified Stock Option Agreement under the 1999 Stock Option Plan

10.4*      Form of Non-Qualified Stock Option Agreement under the 1999 Stock Option Plan

10.5*      Form of Non-Qualified Stock Option Agreement under the 1999 Stock Option Plan

10.6*      Amended and Restated  Agreement  and Plan of Merger,  dated March 9, 1999,  among the  Registrant,  SAVVIS  Acquisition
           Corp. and Bridge Information Systems, Inc.

10.7*      Employment Agreement, dated December 4, 1998, between the Registrant and Clyde A. Heintzelman

10.8*      Master Establishment and Transition Agreement between the Registrant and Bridge Information Systems, Inc.

10.9*      Administrative Services Agreement between SAVVIS Communications Corporation and Bridge Information Systems, Inc.

10.10*     Equipment Collocation Permit between the Registrant and Bridge Information Systems, Inc.

10.11*     Local Network Access Agreement between the Registrant and Bridge Information Systems, Inc.

10.12*     Network Services Agreement between SAVVIS Communications Corporation and Bridge Information Systems, Inc.

10.13*     Transfer Agreement between the Registrant and Bridge Information Systems, Inc.

10.14*     Promissory Note made by the Registrant and payable to the order of  Bridge Information Systems, Inc.

11.1*      Statement regarding computation of net income per share

21.1**     Subsidiaries of the Registrant

23.1**     Consent of Deloitte & Touche LLP

23.2**     Consent of Ernst & Young LLP

23.3*      Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1)

24.1**     Power of attorney (included in the signature page to this registration statement)

27.1**     Financial Data Schedule

-----------

* To be filed by amendment.
** Previously filed.